As confidentially submitted to the U.S. Securities and Exchange Commission on January 30, 2026 as Amendment No. 1 to the confidential submission dated November 3, 2025. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

_________________________________

AMASS Brands Inc

(Exact name of registrant as specified in its charter)

Delaware	2085	81-5227282
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

_________________________________

860 E Stowell Road

Santa Maria, CA, 93454

909-293-8571

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________________

Mark T. Lynn

Chairman & Chief Executive Officer

AMASS Brands Inc

860 E Stowell Road

Santa Maria, CA, 93454

909-293-8495

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Michael Blankenship Beniamin D. Smolij Winston & Strawn, LLP 800 Capitol St, Suite 2400 Houston, Texas 77002 (713) 651-2600	Mark T. Lynn Chairman & Chief Executive Officer AMASS Brands Inc 860 E Stowell Road Santa Maria, CA, 93454 (720) 937-9286

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

_________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act as well as the Division of Corporation Finance’s statement on Enhanced Accommodations for Issuers Submitting Draft Registration Statements (March 3, 2025), we are omitting from the registration statement the financial statements of AMASS Brands Inc (the “Company”) for the nine-months ended September 30, 2025, as well as pro forma information for the nine-months ended September 30, 2025, because they relate to historical periods that we believe will not be required to be included in this prospectus at the time that the registration statement is publicly filed. We intend to amend the registration statement on or prior to the date of the first public filing of the registration statement to include all financial information required by Regulation S-X, and all required pro forma financial information, at the date of such amendment.

On January 9, 2026, the Company effected a one-for-three (1-for-3) reverse stock split of its Common Stock (the “Reverse Stock Split”). The Reverse Stock Split is legally effective as of the date of this prospectus. The audited financial statements and related share and per-share information included herein have not yet been retrospectively adjusted to reflect the Reverse Stock Split. As a result, historical share counts, weighted-average shares outstanding, and per-share amounts presented in this prospectus do not reflect the Company’s current capitalization, except as otherwise indicated.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

(Subject to Completion)

Dated January 30, 2026

[●] Shares of Common Stock

This prospectus relates to the registration of the resale of up to [●] shares of our common stock, $0.00001 par value per share (our “Common Stock”) by our stockholders identified in this prospectus (the “Registered Stockholders”), in connection with our direct listing (the “Direct Listing”), on the Nasdaq Capital Market (“Nasdaq”). Each share of our non-voting Common Stock has been converted into one share of Common Stock, and the holders of our Common Stock are entitled to one vote per share of Common Stock on matters to be voted on by stockholders. Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten on a firm-commitment basis by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Common Stock covered by this prospectus, as and to the extent they may determine. The Registered Stockholders may offer, sell or distribute all or a portion of the shares of Common Stock (the “Resale Shares”) hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. If the Registered Stockholders choose to sell their shares of Common Stock, we will not receive any proceeds from the sale of shares of Common Stock by the Registered Stockholders.

No public market for our Common Stock currently exists, and our shares of Common Stock have a limited history of trading in private transactions.

Recent purchase prices of our Common Stock in private transactions may have little or no relation to the opening public price of our shares of Common Stock on Nasdaq or the subsequent trading price of our shares of Common Stock on Nasdaq. For more information, see “Sale Price History of Our Capital Stock.” Further, the listing of our Common Stock on Nasdaq, without a firm-commitment underwritten offering, is a novel method for commencing public trading in shares of our Common Stock and, consequently, the trading volume and price of shares of our Common Stock may be more volatile than if shares of our Common Stock were initially listed in connection with an initial public offering underwritten on a firm-commitment basis.

On the day that our shares of Common Stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Maxim Group LLC (the “Advisor”), in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Common Stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Common Stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of our shares of Common Stock on Nasdaq will commence. Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under clause (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Common Stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under clause (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. Neither we nor the Registered Stockholders will be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will we or they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our shares of Common Stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution” beginning on page [79]of this prospectus.

We have applied to list our Common Stock on the Nasdaq Capital Market under the symbol “AMSS.” We expect our Common Stock to begin trading on Nasdaq on or about [●], 2026.

If our Nasdaq application is not approved or we otherwise determine that we will not be able to secure the listing of our Common Stock on Nasdaq, we will not complete this Direct Listing. This listing is a condition to the offering. No assurance can be given that our Nasdaq application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not be able to consummate the offering and we will terminate this Direct Listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our Common Stock involves a high degree of risk. See the “Risk Factors” section beginning on page [10] of this prospectus for the risks and uncertainties you should consider before investing in our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2026

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the Registered Stockholders have authorized anyone to provide any information different from, or in addition to, the information contained in this prospectus and in any free writing prospectuses we have prepared. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Common Stock only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since such date.

Through and including [●], 2026 (the 25th day after the listing date of our Common Stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Common Stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the Common Stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution”. You may obtain this information without charge by following the instructions under the “Where You Can Find Additional Information” section of this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Common Stock.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where You Can Find Additional Information.”

For additional information about the Registered Stockholders, including Item 507 information for entities and the identity of natural person(s) who exercise voting and/or investment control, see “Selling Stockholders” and “Certain Relationships and Related Person Transactions.”

PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references to “we,” “us,” “our,” the “Company,” “AMASS” and similar terms refer to AMASS Brands Inc.

Overview

AMASS Brands Inc (“AMASS,” the “Company,” “we,” “our,” or “us”) is a Delaware corporation with our principal place of business in Santa Maria. Founded in 2016, AMASS is building a diversified premium beverage platform at the intersection of craft, wellness, and functionality. Our mission is to modernize drinking occasions with products that are premium, health-conscious, and culturally resonant.

We operate across multiple categories—spirits, wine, and non-alcoholic alternatives—creating a uniquely diversified portfolio aligned with long-term consumer shifts toward moderation, premiumization, and wellness. Our brands are distributed primarily in the United States through wholesale, on-premise, direct-to-consumer (“DTC”), with limited international activity through third-party partners, reaching more than 44,000 points of sale. We are continuously evaluating and adjusting our portfolio, investments and strategy. The markets in which we operate are subject to evolving consumer preferences and broader industry dynamics. For example, although the wine category in North America is expected to expand in the future, certain metrics such as declining volumes in recent years signal changes in demographics and preferences. Because declining consumption has made growth more challenging, we have taken steps to revise our wine portfolio accordingly. Similarly, we are taking a discipled approach to our spirits segment, with near-term deprioritization in 2026 while we look for opportunities for renewed growth in the future.

For the year ended December 31, 2024, we generated $22.0 million in net revenues and incurred a net loss of $15.0 million. For the year ended December 31, 2023, we generated $33.0 million in net revenues and recognized net income of $5.0 million. Since inception, we have generated more than $78 million in cumulative revenue across our portfolio.

Our consolidated financial statements for the year ended December 31, 2024 have been prepared on a going concern basis and include an explanatory paragraph from our independent auditors raising substantial doubt about our ability to continue as a going concern. This conclusion was based on factors including our history of operating losses, including a net loss of $15.0 million for the year ended December 31, 2024, our liquidity position, and our obligations related to accounts payable and outstanding indebtedness.

Management has taken and continues to evaluate actions intended to improve our liquidity and financial condition, including cost reduction initiatives, portfolio rationalization, working capital management, and pursuing additional sources of capital. However, there can be no assurance that these actions will be successful or sufficient to alleviate the conditions giving rise to the substantial doubt.

We maintain commercial relationships with a number of customers across our wine and spirits portfolio. One such customer is Full Glass Wine Co. (“Full Glass”). Our contracts and ongoing commercial dealings with Full Glass include fixed-price and minimum purchase/take-or-pay obligations, and a supplier arrangement under which we sell certain finished goods at prices below our cost of production. As a result, during 2024, we incurred losses on the sale of finished goods under our contracts of $0.8 million. In order to partially fulfil this supplier agreement, the Company maintains firm purchase commitment contracts for bulk wine whereby the net realizable value of committed purchases is below the firm purchase commitment value. Accordingly, the Company recorded a liability of $2.9 million in relation to the firm purchase commitment contracts with a corresponding charge during 2024. Losses are expected to continue for the supplier contract. Full Glass is currently in default under a multi-year production agreement and a settlement is being negotiated. Our losses associated with certain arrangements with Full Glass have had, and may continue to have, material adverse effects on our gross profit and cash flows.

Our Market Position

We believe AMASS represents a new generation of beverage company defined by:

●	A multi-category portfolio spanning spirits, wine, and non-alcoholic beverages—enabling participation across a wide range of consumer occasions.

●	Premium, design-forward positioning appealing to modern, health-conscious, and culturally engaged consumers.

●	A proven track record of acquisitions and brand incubation that builds both scale and category breadth.

●	Strategic partnerships with cultural talent that enhance awareness, authenticity, and consumer trust.

Corporate Structure and Acquisitions

In addition to its own brand incubations, AMASS has pursued an acquisition growth strategy:

●	2016 – Incorporated in Delaware and launched the flagship AMASS line of spirits.

●

2022 – Acquired substantially all assets of GEM&BOLT Mezcal, including its Oaxaca-based subsidiary Art+Plants, which manages mezcal production. In 2024, we concluded that the carrying amount related to these assets and the associated reporting unit exceeded its fair value and recognized a goodwill impairment loss of $322,049 for the year ended December 31, 2024.

●	January 2023 – Acquired substantially all of the assets of Winc, Inc., adding an established wine portfolio including the Summer Water and Folly of the Beast brands. Winc.com’s DTC subscription business was later sold in June 2023.

●	2024 – Purchased a controlling 50.0001% stake in 222 Spirits, owner of Calirosa Tequila. The partnership with Adam Levine of Maroon 5 expanded Calirosa’s reach and visibility in the premium tequila market.

Portfolio of Brands

Today, AMASS manages a portfolio of 16+ brands across key categories:

●	AMASS – Flagship line of spirits and non-alcoholic alternatives.

●	Spirits – GEM&BOLT Mezcal (premium mezcal infused with damiana) and Calirosa Tequila (red-wine-barrel-aged tequila, in partnership with Adam Levine).

●	Wine – Summer Water (lifestyle rosé brand), Folly of the Beast (Pinot Noir), and premium imports (Pizzolato, Biokult Österreich, Maison Raymond).

●	Non-Alcoholic Wine – Good Twin, a premium alcohol-free wine alternative designed for the “sober-curious” consumer.

●	Minority Interests – De Soi (non-alcoholic aperitif co-founded with Katy Perry) and HpO (protein sparkling water).

Differentiation through Talent Partnerships

A key component of our strategy is to partner with leading cultural figures to create and scale category-defining brands:

●	Calirosa Tequila — partnership with Adam Levine and Behati Prinsloo expands reach and media visibility.

●	De Soi — co-founded with Katy Perry, reinforces leadership in the non-alcoholic aperitif category.

●	Summer Water and Good Twin — align with lifestyle-driven communities, integrating culture with innovation.

These partnerships strengthen brand resonance, deepen consumer engagement, and accelerate market adoption.

Growth Strategy

Our long-term strategy is centered on scalable growth, margin expansion, and brand equity creation through the following levers:

1. Expand Wholesale, Retail, and On-Premise Distribution

In 2020, the U.S. market included approximately 600,000 retail outlets selling beverage alcohol and premium non-alcoholic beverages, according to the National Beer Wholesalers Association. See “Market and Industry Data” for additional information on third-party sources of market and industry data. AMASS products currently occupy only a small fraction of this potential footprint.

We intend to:

●	Deepen penetration through existing distributors and targeted sales expansion.

●	Focus on high-value geographies and emerging on-premise accounts (bars, hotels, restaurants).

●	Prioritize premium placements and experiential activations that drive trial and visibility.

2. Scale Brand-Led Direct-to-Consumer and Digital Channels

Our direct-to-consumer and digital initiatives are designed primarily to support brand building, consumer engagement, and marketing effectiveness, which reflects a shift away from large-scale brand agnostic subscription-based direct-to-consumer commerce platforms.

●	Expand brand-led online experiences for eligible categories, including wine and non-alcoholic products, where permitted by law.

●	Utilize selective membership and loyalty initiatives to deepen consumer engagement and brand affinity

●	Invest in CRM, analytics, and digital marketing to improve retention and cross-brand engagement.

3. Launch New Products Across Core Categories

We expect to introduce new SKUs and line extensions over the next 24–36 months across spirits, wine, and non-alcoholic beverages.

Product innovation will emphasize clean labels and wellness-adjacent formulations.

4. Pursue Selective, Accretive Acquisitions

AMASS expects to continue to target high-quality, synergistic brands in premium and functional beverage segments.

Acquisition criteria include strong brand equity, attractive margins, and scalability across our distribution platform.

5. Expand International and Travel Retail Presence

While substantially all of our commercial operations are concentrated in the United States, we believe there is a substantial opportunity to expand internationally, and we are considering initially focusing on Canada, select European markets and global travel retail, and in the longer term, select markets in Asia and Latin America, where consumer demand for premium and wellness beverages continues to rise.

Travel retail (airports, cruise terminals, hotels) represents an under-leveraged growth channel.

According to IMARC Group, the global travel retail market totalled US $65.0 billion in 2024 and is projected to reach US $112.5 billion by 2033 (CAGR ~6.3%). See “Market and Industry Data” for additional information on third-party sources of market and industry data.

The wine & spirits travel retail segment is expected to grow from US $10.0 billion in 2024 to US $17.5 billion by 2030 (CAGR ~9.8%), per Grand View Research. See “Market and Industry Data” for additional information on third-party sources of market and industry data.

6. Leverage Celebrity and Cultural Partnerships

We plan to continue to amplify growth through high-impact collaborations and experiential marketing.

Celebrity partners, influencer campaigns, and limited-edition releases provide strong cultural reach and reinforce AMASS’s premium identity.

7. Drive Operational Leverage and Efficiency

●	Optimize procurement, manufacturing, and logistics to enhance gross margin.

●	Centralize shared services to reduce overhead.

●	Expand sales training and analytics to strengthen execution and category insight.

Financial Highlights

●	Lifetime revenue: Over $65 million

●	Total bottles sold: Over 5.7 million

●	Active brands: 16 +

Non-Binding Term Sheet for Series C Preferred Financing

We have entered into a non-binding term sheet with Streeterville Capital, LLC (“Streeterville”) for a prepaid preferred purchase of up to $30 million of our Series C preferred stock, including an initial $6 million purchase to occur concurrently with our Nasdaq listing, subject to definitive documentation and conditions. The Series C would be convertible into common stock at a fixed price based on our Nasdaq listing valuation and, after the earlier of 180 days post-listing or specified trigger events, at an alternate price equal to the lower of the fixed price and 90% of the lowest daily VWAP during the ten trading days prior to conversion, subject to a floor tied to Nasdaq measures. In connection with the closing, we would issue commitment shares equal to 1.5% of the commitment amount and 3,000,000 cash-exercisable warrants. The arrangement also contemplates Streeterville consent rights over specified future financings.

Recent Sale and Licensing of AMASS Trademark

On April 12, 2024, as part of a secured debt restructuring, AMASS sold all rights, title and interest in the AMASS® trademark (U.S. Reg. No. 5,498,634; Serial No. 87-215,668) and associated goodwill to Resonant Subholdings Inc. for $2.5 million, following a Partial Release of Collateral and UCC-3 termination by our senior secured lender, Merchant Factors Corp.; concurrently, we entered into an exclusive, worldwide, royalty-free license with Resonant that permits our continued use of the AMASS® name (with customary quality-control obligations), such that we no longer own the mark and all resulting goodwill accrues to Resonant. The purchase price was financed by a secured promissory note to Half Church Holdings Pte. Ltd. (HCH), which holds a first-priority security interest in the AMASS® mark; our Chief Executive Officer, Mark Lynn, provided a personal guaranty of Resonant’s obligations; and in January 2026, maturity was extended to April 2027. As a result, legal ownership of the AMASS® trademark resides with Resonant and the mark remains encumbered by HCH’s first-priority lien, and our business depends on continued rights under the license; adverse outcomes under the license or the HCH security interest could impair our ability to use the AMASS® brand.

Lease Termination and Settlement Agreement

In March 2025, we entered into a Lease Termination and Settlement Agreement (the “Settlement Agreement”) with VV1515 LLC, the landlord of our former facility located at 1515 Garnet Mine Road, Bethel Township, Pennsylvania. The Settlement Agreement resolves litigation between the parties and terminates our industrial lease for the Pennsylvania facility, which was otherwise scheduled to expire on January 31, 2028. Under the Settlement Agreement, the landlord retains our $300,000 security deposit, and we agreed to make additional cash payments totaling $75,000, consisting of $25,000 due by April 15, 2025; $7,500 due on each of May 15, June 15, July 15, August 15, and September 15, 2025; and $12,500 due on October 15, 2025. Upon execution, we surrendered possession of the premises and the landlord accepted our surrender. The settlement provides for mutual releases, subject to our timely performance, and the dismissal with prejudice of the related litigation filed in the United States District Court for the Eastern District of Pennsylvania. The Settlement Agreement includes customary confidentiality, non-disparagement, and forbearance provisions, and a confession of judgment remedy in the event of payment default. We ceased our Pennsylvania operations in 2024 following notice from the Pennsylvania Liquor Control Board that we were no longer permitted to operate in the Commonwealth. We do not expect the termination of this lease to have a material adverse effect on our ongoing operations; however, the settlement results in cash outflows during 2025 and will be reflected in our financial statements and MD&A.

Seventh Amended and Restated Certificate of Incorporation

On January 9, 2026, we filed with the State of Delaware, the Company’s Seventh Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), which was approved by the requisite stockholders by written consent in accordance with Section 228 of the Delaware General Corporation Law (“DGCL”) and adopted pursuant to DGCL Sections 242 and 245. The Seventh A&R CoI, among other things, (i) increases the total authorized shares of Common Stock to 250,000,000, par value $0.00001 per share, while retaining 41,192,462 authorized shares of Preferred Stock, par value $0.00001 per share, with existing series designations unchanged; (ii) eliminates the Company’s Non‑Voting Common Stock through an automatic one‑for‑one conversion of each outstanding share of Non‑Voting Common Stock into one share of Common Stock at the effective time, after which the Company has no authority to issue Non‑Voting Common Stock; (iii) effects a Reverse Stock Split of the Common Stock at a ratio of three-for-one (3‑for‑1), applied uniformly to all holders, with no fractional shares issued, fractional interests rounded up to the nearest whole share, no cash paid in lieu of fractional shares, no change to the par value per share, and no change to the number of authorized shares of Common Stock; (iv) provides that the Company has a single class of Common Stock with one vote per share, does not provide for cumulative voting, and clarifies that holders of Common Stock are not entitled to vote on amendments that relate solely to the terms of one or more outstanding series of Preferred Stock where such series have a separate class vote; (v) updates Preferred Stock conversion provisions to maintain existing optional and mandatory conversion mechanics (including anti‑dilution and reservation of sufficient Common Stock) and adds an additional mandatory conversion trigger upon the initial public filing on EDGAR of a Form S‑1 registering existing capital stock for resale, with an underwritten initial public offering and holder‑approved conversion remaining as triggers; (vi) provides for exculpation of directors and officers to the fullest extent permitted by Delaware law (with “officer” defined by reference to DGCL Section 102(b)(7)) and authorizes indemnification and advancement to the fullest extent permitted by law; and (vii) updates the exclusive forum provision to designate, unless the Company consents otherwise, the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain internal‑affairs claims, with an express carve‑out for claims under the Securities Exchange Act of 1934, the Securities Act of 1933, and any claim for which U.S. federal courts have exclusive jurisdiction. From and after effectiveness, certificates or book‑entry notations formerly representing shares of Non‑Voting Common Stock represent only the right to receive an equal number of shares of Common Stock, and certificates or book‑entry notations formerly representing shares of Common Stock represent the number of whole shares after giving effect to the one-for-three (1-for-3) Reverse Stock Split; upon request and surrender of any such certificate, the Company will issue a new certificate or book‑entry reflecting the appropriate number of shares of Common Stock.

The Reverse Stock Split is legally effective as of the date of this prospectus. The audited financial statements and related share and per-share information included herein have not yet been retrospectively adjusted to reflect the Reverse Stock Split. As a result, historical share counts, weighted-average shares outstanding, and per-share amounts presented in this prospectus do not reflect the Company’s current capitalization, except as otherwise indicated.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

Risks Related to Our Business

•	We may not be able to meet our projections.
•	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate such weaknesses, or are unable to otherwise maintain effective internal controls, we may not be able to accurately report our financial results, which could adversely affect our business and stock price.
•	The availability and pricing of our inputs and transportation may be disrupted.
•	Broad economic conditions may affect our business.
•	Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
•	We no longer own the AMASS trademark and our business now depends on our exclusive license to use the brand; if our license is terminated, restricted or otherwise impaired, our business, results of operations and financial condition could be materially adversely affected.
•	The AMASS trademark is subject to a first-priority security interest held by a third-party lender; foreclosure or other enforcement actions could impair or interrupt our rights under the license and materially disrupt our operations.
•	Continuing default risk under the note secured by the trademark creates uncertainty that could threaten trademark ownership at our licensor and disrupt our business.
•	Our license includes quality-control and operational obligations; failure to comply could result in termination, restrictions on use, or other remedies that could harm our business.
•	Because all goodwill arising from our continued use of the AMASS mark accrues to the trademark owner, we may not realize the long-term economic benefits of brand-building investments to the same extent as if we owned the mark.
•	Our CEO has provided a personal guaranty of obligations under the note secured by the AMASS trademark, which could create real or perceived conflicts of interest and may affect decision-making.
•	The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
•	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
•	Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.
•	We rely on third parties to provide services essential to the success of our business.
•	The development and commercialization of the Company’s products and services are highly competitive.
•	If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.
•	Our COO served a similar role for a prior company that filed for bankruptcy.
•	The Termination of Our Pennsylvania Facility and Other Factors Affecting Our Facilities and Operations Could Adversely Affect Our Business, Results of Operation and Financial Condition.
•	We may enter into purchase contracts or other fixed obligations to acquire inventory in advance of demand, which may result in, and has resulted in the past, losses and adverse cash flow effects.
•	Our internal computer systems, or those of any of our manufacturers, contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.
•	Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

Risks Related to Our Financial Condition and Capital Requirements

•	We have a limited operating history, which may make it difficult for you to evaluate our current business and predict our future success and viability.
•	We have historically operated at a loss, which has resulted in an accumulated deficit.
•	We anticipate sustaining operating losses for the foreseeable future.
•	We will require substantial additional capital to finance our operations and meet our growth objectives. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts, and/or our business and prospects could be materially and adversely affected.
•	Raising additional capital may cause dilution to our existing stockholders.
•	If we enter into the contemplated Streeterville prepaid preferred financing, conversion and warrant mechanics could cause significant dilution and downward pressure on our stock price, restrict future financings, and trigger adverse default consequences.
•	We may not be able to continue as a going concern without additional financing, and if such financing is not available to us or is not available to us on acceptable terms, we may be forced to cease operations.
•	We have experienced a covenant breach under our credit facility, and such and other future covenant violations could result in acceleration of our debt and materially adversely affect our liquidity.

Risks Related to This Offering and Ownership of Our Common Stock

•	The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.
•	We will not receive any proceeds from the direct listing, and our management will have broad discretion in the use of any future capital we may raise.
•	Limitations on investors’ ability to trace their shares to this registration statement may preclude claims under Sections 11 and 12 of the Securities Act, potentially reducing our liability exposure and limiting investors’ remedies.
•	Our Common Stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our Common Stock may be volatile.
•	Future sales of Common Stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.
•	You will be diluted by the automatic conversion of our preferred stock and may be further diluted by future issuances of preferred stock or additional Common Stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.
•	Because we have no current plans to pay cash dividends on our Common Stock, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid.
•	We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.
•	Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
•	The public price of our shares of Common Stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our shares of Common Stock in private transactions.
•	The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our Common Stock.
•	The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our Company on the demand for our Common Stock is unpredictable and our marketing and brand development efforts may not be successful.
•	Our Certificate of Incorporation renounces corporate opportunities that may be favorable to us.
•	We have not agreed to indemnify the Registered Stockholders for claims arising in connection with sales of our Common Stock in this offering, however, claims for indemnification by our directors and officers may reduce the amount of money available to us.
•	Federal and state laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company.
•	The Company may undergo a future change that could affect your investment.
•	Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take, and intend to take, advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Common Stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we may adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-public companies instead of the dates required for other public companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our Common Stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our Common Stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated under the laws of the State of Delaware on September 22, 2016. Our principal mailing address is 860 E Stowell Road Santa Maria, CA, 93454. Our telephone number is 909-293-8571 and our website addresses are www.amass.com or www.amassbrands.com. Information contained on or that can be accessed through our website is neither a part of, nor incorporated by reference into, this prospectus, and you should not consider information on our website to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

SUMMARY FINANCIAL AND OTHER DATA

The summary financial and other data set forth below should be read together with our financial statements and the related notes to those statements, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

The statements of operations data for the years ended December 31, 2025, 2024 and 2023, and the statements of cash flows data for the years ended December 31, 2025, 2024 and 2023, have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Historical
	Year ended December 31,	Year ended December 31,
	2025	2024	2023
	(In millions, except share and per share data)
Statements of Income Data:
Net revenues	$	$22	$33
Cost of sales		20	23
Gross profit		2	11
Selling, general and administrative expenses		(25)	(33)
Other operating expenses		40	55
Income from operations		(13)	(10)
Non-operating income (expense), net		(1)	18
Interest expense, net		(2)	(2)
Income tax expense		-	-
Net income	$	$(15)	$5

Note: In 2023 AMASS acquired and then disposed of Winc’s DTC wine business which has an impact on our 2023 results. 2023 results include $12.1 million in sales from the DTC business was disposed of in June 2023. The gain from the sale of $16.7 million is reflected in our net income in 2023.

	Historical
	Year ended December 31,	Year ended December 31,
	2025	2024	2023
	(In millions, except share and per share data)
Per Share:
Earnings per share:
Basic		$(1.88)	$0.67
Diluted		$(1.88)	$0.19
Weighted average number of shares used in calculating earnings per share:
Basic		8,132,263	7,272,618
Diluted		8,132,263	25,893,510

Balance Sheet Data (as of end of period):
Accounts receivable, net	$	$3	$4
Inventories		15	11
Total assets		39	38
Accounts payable		8	8
Short-term debt		6	2
Long-term debt		2	8
Total equity (deficit)		10	18

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$	$(6)	$(4)
Investing activities		5	(7)
Financing activities		0	10

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to invest in our Common Stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those described below.

Risks Related to Our Business

We may not be able to meet our projections.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management’s best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management’s control. Demand for our products may be insufficient, consumers may prefer competing products, and we may be unable to produce and sell our products at profitable levels. Any of these factors could adversely affect our business, financial condition, and results of operations. Accordingly, actual results of operations may vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate such weaknesses, or are unable to otherwise maintain effective internal controls, we may not be able to accurately report our financial results, which could adversely affect our business and stock price.

We have identified material weaknesses in our internal control over financial reporting, as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remediate any material weaknesses in a timely manner, or if we identify additional material weaknesses, it could impair our ability to report our financial results accurately and in a timely manner. Any such failure could harm our reputation, result in a loss of investor confidence, and have an adverse effect on our stock price.

Specifically, we lacked a comprehensive and formalized accounting and financial reporting policies and procedures manual addressing items such as closing procedures, descriptions of responsibilities, segregation of duties, management review procedures and the Company’s accounting policies. While we are in the process of developing a remediation plan, there can be no assurance that our remediation efforts will be successful in all respects, or that additional material weaknesses will not be identified in the future.

The availability and pricing of our inputs and transportation may be disrupted.

The availability and pricing of our inputs may be affected by factors outside our control, including agricultural conditions, water availability, climate events (including wildfires), supply chain disruptions, and capacity constraints among packaging vendors. If we are unable to obtain sufficient quantities of raw materials and packaging inputs that meet our specifications at commercially reasonable prices, our ability to produce and distribute products could be materially adversely affected.

Along with the availability and pricing of raw materials, transportation costs and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand’s reputation.

Broad economic conditions may affect our business.

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company’s products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company’s ability to operate. The alcohol beverage industry at a macroeconomic level is challenged by innumerable additional factors, including without limitation lasting COVID impacts, inflation of farm employee and input costs, quickly changing market conditions driven by changing consumer preferences and profiles, decreased national consumption and sales of wine and beer products in recent years, foreign and subsidized imports, distributor and retailer consolidation, a rise in private label products promoted by retailers that replace wholesale brands, new and competing business and product offerings, changes to laws and new applicable laws, trade barriers and regulatory policies at international and national level including those that increasingly scrutinize the health effects of alcohol and warn consumers against consumption.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We no longer own the AMASS trademark and our business now depends on our exclusive license to use the brand; if our license is terminated, restricted or otherwise impaired, our business, results of operations and financial condition could be materially adversely affected.

On April 12, 2024, we sold all rights, title and interest in the AMASS trademark and associated goodwill to a third party and simultaneously entered into an exclusive, worldwide, royalty-free license that permits our continued use of the AMASS name for our product lines and marketing operations. Because we no longer own the trademark, our ability to market, promote and sell products under the AMASS brand is dependent on the continued effectiveness of, and our compliance with, the license. The license contains customary terms and conditions, including termination rights and ongoing covenants. If the license is terminated in accordance with its terms, lapses, is not renewed (if applicable), or is otherwise limited or adversely modified, we may lose the right to use the AMASS name, be required to rebrand products and marketing materials on short notice, incur substantial transition costs, experience customer confusion or loss of brand recognition, and face disruption to distribution relationships, any of which could materially harm our business and prospects. Even short of termination, the exercise of approval rights or other limitations by the trademark owner could constrain our product development, packaging, promotional activities or geographic expansion.

The AMASS trademark is subject to a first-priority security interest held by a third-party lender; foreclosure or other enforcement actions could impair or interrupt our rights under the license and materially disrupt our operations.

The purchaser of the AMASS trademark financed the acquisition with a secured promissory note in favor of a third-party lender that holds a first-priority security interest in the trademark. If the secured lender exercises remedies due to a default under that note, including foreclosure or disposition of the trademark, our ability to continue using the AMASS brand may depend on the enforceability of our license against successors and assigns of the trademark and on the terms of any foreclosure sale. If our license is not binding on, or is rejected or modified by, a purchaser or successor, or if a court limits its enforceability in an enforcement or insolvency proceeding, our rights to use the AMASS mark could be interrupted, curtailed or terminated. Any interruption could require rapid rebranding, cause loss of revenue, damage customer relationships and brand equity, and result in significant costs and operational disruption. In addition, uncertainty surrounding potential enforcement actions could negatively affect our strategic planning, supply chain commitments and negotiations with customers and partners.

Continuing default risk under the note secured by the trademark creates uncertainty that could threaten trademark ownership at our licensor and disrupt our business.

The secured promissory note used to finance the trademark purchase experienced payment defaults and was amended in February 2025 to extend its maturity to December 15, 2025 and to address such defaults, including permitting partial repayment through transfers of equity interests in specified affiliates. Most recently in January 2026, the Company and the lender agreed to extend the maturity of the note to April 2027. Future payments may not be made when due, that financial or other covenants (if any) will be maintained, or that additional waivers or amendments will be obtained. Any future default or acceleration under the note could result in enforcement of the security interest over the AMASS trademark. While we are not the obligor on the note, our operations are highly dependent on continued access to the AMASS brand. The possibility of renewed defaults and enforcement actions may create ongoing uncertainty, adversely affect our relationships with customers and suppliers, and impair our ability to forecast, invest and execute our growth strategy. If a default results in a transfer of the trademark to a third party that is not bound by our license, our ability to use the AMASS brand could be materially and adversely affected.

Our license includes quality-control and operational obligations; failure to comply could result in termination, restrictions on use, or other remedies that could harm our business.

Trademark licenses typically require the licensee to meet defined quality standards and to submit to the trademark owner’s oversight, including approval rights over product specifications, packaging, labelling, marketing and advertising. Our license includes customary quality-control provisions and may impose other operational restrictions intended to protect the trademark’s goodwill. Failure to maintain required quality standards, obtain necessary approvals, comply with usage guidelines, or satisfy related covenants could constitute a breach and give rise to remedies that may include cure requirements, limitations on use, injunctive relief or termination. Even absent a formal breach, disagreements over quality or approvals could delay product launches, packaging changes or marketing campaigns, impede innovation, increase costs, and limit our responsiveness to market conditions. Any such restrictions or disputes could negatively affect sales, margins, customer relationships and our competitive positioning.

Because all goodwill arising from our continued use of the AMASS mark accrues to the trademark owner, we may not realize the long-term economic benefits of brand-building investments to the same extent as if we owned the mark.

Under our arrangement, the legal owner of the AMASS trademark accrues the goodwill generated by our continued use of the brand. Although the license enables us to operate under the AMASS name, our investments in brand awareness, marketing and product quality may enhance the value of the trademark for its owner without creating a corresponding asset on our balance sheet. As a result, we may have less ability to monetize or leverage brand equity in future strategic transactions, financings or collaborations than if we owned the mark. In addition, if our license were terminated or otherwise impaired, we may not be able to recapture the value of our historical brand investments and could be required to invest significant additional resources to rebuild brand recognition under a new mark.

Our Chief Executive Officer has provided a personal guaranty of obligations under the note secured by the AMASS trademark, which could create real or perceived conflicts of interest and may affect decision-making.

In connection with the financing of the trademark acquisition, Mark Lynn, our Chief Executive Officer provided a personal guaranty of the obligor’s obligations under the secured note. Although the guaranty is personal and not a company obligation, the existence of the guaranty could create the appearance or actuality of conflicts of interest between the CEO’s personal interests and the interests of our stockholders, including with respect to decisions involving interactions with the trademark owner or the secured lender, responses to defaults or restructuring proposals, or strategic alternatives that could affect the likelihood of enforcement. We maintain corporate governance practices intended to mitigate potential conflicts, but such measures may not eliminate all risks. Any perceived or actual conflict could influence negotiations, constrain strategic flexibility, or give rise to stockholder or counterparty concerns, and adverse outcomes under the note could nevertheless indirectly affect our operations through impacts on the ownership and control of the AMASS trademark.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third-party manufacturers and service providers for key aspects of our operations, including the production and bottling of our products, as well as warehousing, logistics, and fulfillment. We do not own or operate manufacturing or bottling facilities and depend on third parties to meet our quality standards, production timelines, regulatory requirements, and volume needs. Our reliance on these third parties exposes us to risks outside of our control including capacity constraints, quality control issues, operational disruptions, labor shortages, regulatory non-compliance, and the financial instability of such service providers. If any of these third parties are unable or unwilling to provide services on acceptable terms, or at all, we may experience delays, increased costs, supply interruptions, or an inability to meet customer demand, which could materially adversely affect our business, results of operations, and financial condition.

In addition, our wine brands depend on the availability of agricultural raw materials, including grapes, which are sourced from third-party growers. The supply, quality, and cost of grapes may be affected by factors beyond our control, including weather conditions, climate variability, crop disease, water availability, regulatory restrictions, and changes in agricultural practices. Any disruption in the availability or quality of grapes, or significant increases in grape costs, could adversely affect our ability to produce our wine products on a timely and cost-effective basis.

We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising, information technology and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to retail customers. State and federal laws regulate the ability of distributors to distribute alcohol and regulate the relationship of the Company with its distributors. Both the Company and distributors may be required to negotiate contracts and often file the same with regulatory agencies, establish a franchise relationship, obtain licenses, registrations, consents, post prices, and obtain other approvals from government agencies in order to deliver alcohol to end customers in the many states. Changes in our access to those distributors, including changes in prices or changes in our relationships and incentive structures with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, and the distributors’ marketing efforts of our products could materially adversely affect our business. Delivery of the products we sell to retail customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The development and commercialization of the Company’s products and services are highly competitive.

The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company’s competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize product offerings. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company’s competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury (“TTB”), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control (“ABC”), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry — producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, state production, importation and wholesale permits with ABC, and various out of state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries’ operations.

Our Chief Operating Officer served a similar role for a prior company that filed for bankruptcy.

AMASS Brands Inc’s Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer (COO) for BWSC LLC, D/B/A Winc (“Winc”), which filed for Ch. 11 bankruptcy in November of 2022. Winc’s bankruptcy filing was caused by several factors that affected the business including a downturn in the DTC wine market, ongoing challenges from COVID, rising customer acquisition costs, and worsening macroeconomic conditions in both public and private markets. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc’s board of directors, she was involved in the management and decision-making of its business. Winc’s bankruptcy was not a direct result of Ms. Green’s actions or decisions, there is some level of risk in investing in a company whose officers previously managed a company that filed for bankruptcy.

The Termination of Our Pennsylvania Facility and Other Factors Affecting Our Facilities and Operations Could Adversely Affect Our Business, Results of Operation and Financial Condition.

We ceased operations in Pennsylvania in 2024 following regulatory notice from the Pennsylvania Liquor Control Board and subsequently terminated the lease associated with our Pennsylvania facility in March 2025. While we have adjusted our operations and do not expect a material adverse impact, the loss of this facility reduces our physical footprint and could increase logistics complexity and costs. If we experience delays or increased expenses in reconfiguring our supply chain or if regulatory actions similar to those in Pennsylvania limit our activities in other states, our revenues, margins, and growth prospects could be negatively affected.

We also lease our Santa Maria Warehouse, which we use to store wine and spirits inventory, dry goods, and point-of-sale items. The on-site team performs inventory management, wholesale wine order fulfilment, and direct-to-consumer order fulfilment. We rely on our Santa Maria Warehouse to support our ongoing wholesale and direct-to-consumer activities, and our inability to continue operations at the facility could have a material adverse effect on our business, financial condition and results of operations. We currently renew our lease for the Santa Maria Warehouse on an annual basis and there is no guarantee that we can continue to maintain such lease. Although we believe we can sufficiently adjust our operations and find a suitable replacement warehouse to meet our business needs, in the event our Santa Maria Warehouse lease is terminated, our business may experience material disruptions as we make necessary adjustments, including effecting a transfer of our alcohol licenses that are currently tied to the Santa Maria Warehouse location.

We may enter into purchase contracts or other fixed obligations to acquire inventory in advance of demand, which may result in, and has resulted in the past, losses and adverse cash flow effects.

From time to time, we enter into purchase contracts or other binding obligations to secure inventory, such as bulk wine. Such commitments are sometimes made in advance of firm customer demand. If customer demand, pricing conditions or other economic factors deteriorate after we enter into such contracts, we may be obligated to purchase inventory at prices below their market value or in volumes in excess of our demand. In such circumstances, we may incur losses or be forced to recognize charges that may adversely affect our business, results of operations and financial condition.

For example, in 2024, we recognized $2.9 million of losses on purchase contracts, reflecting adverse bulk-wine purchase commitments through 2025. We acquired bulk wine contracts as part of the Winc acquisition, which at the time were indicative of market values. However, after the sale, the wine category as a whole began to decline and the volume of wine necessary to support operations after the sale was reduced, resulting in expected purchase commitment  volumes in excess of our expected demand. As a mitigation effort to utilize potential excess supply, we entered into a supplier agreement under which we sell finished wine to Full Glass at prices below cost, which resulted in $0.8 million of losses during 2024.

Although the Company expects that bulk wine purchase contracts will have a smaller role at the Company, with a corresponding diminishing effect on the risks associated with such commitments, there is no guarantee that we will not enter into additional bulk wine purchase contracts in the future.

Our dependence on Full Glass and our loss-making obligations to Full Glass have materially harmed, and may continue to materially harm, our gross margins, liquidity, and results of operations.

We have entered into agreements with Full Glass that have resulted, and are expected to continue to result, in losses and adverse cash flow effects. In 2024, we recognized $3.7 million of losses on contracts, reflecting adverse bulk-wine purchase commitments of $2.0 million through 2025 and a supplier agreement under which we sell finished wine to Full Glass at prices expected to be below cost of production, resulting in $0.8 million of losses. As of December 31, 2024, the related liability was $2.9 million. These obligations have materially reduced our gross profit and compressed margins, and may continue to do so for the duration of the commitments. In addition, under a Multi-Year Wine Purchase Agreement, Full Glass committed to purchase approximately 111,000 cases of finished wine (aggregate value of approximately $4.0 million) through February 2026 at a fixed price of $36 per case, subject to a semi-annual $1.0 million take-or-pay minimum and 30-day payment terms. Full Glass is currently in default under this production agreement, and a settlement is being negotiated. If we are unable to collect amounts due, enforce remedies, or renegotiate acceptable terms, we may incur further reductions in gross profit, increased working capital needs, higher allowances for credit losses, and additional write-downs or reserves. Any settlement may not fully compensate us for losses incurred and could impose additional obligations or restrictions.

Our internal computer systems, or those of any of our manufacturers, contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures, our internal computer systems and those of our current and any future manufacturers, contractors, consultants, collaborators and third-party service providers, are vulnerable to damage from computer viruses, cybersecurity threats, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses and remediation costs. We also rely on third parties for certain portions of our manufacturing process, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

Our facility is located in a region which experiences severe weather from time to time. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major tornado, flood, fire, earthquake, power loss, terrorist activity or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history, which may make it difficult for you to evaluate our current business and predict our future success and viability.

Our Company was incorporated under the laws of the State of Delaware on September 22, 2016. The likelihood of our creation of a successful business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have historically operated at a loss, which has resulted in an accumulated deficit.

For the fiscal years ended December 31, 2024 and 2023, we incurred net losses from operations of approximately $12.6 million and approximately $10.3 million, respectively. We may never achieve profitability. Even if we do, we may not be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, would affect our cash flows, would affect our efforts to raise capital and is likely to result in a decline in the value of your investment in our Company.

We anticipate sustaining operating losses for the foreseeable future.

It is anticipated that we will sustain operating losses until for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. We may not ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

We will require substantial additional capital to finance our operations and meet our growth objectives. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts, and/or our business and prospects could be materially and adversely affected.

Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities. The Company will continue to invest in building out its sales and marketing teams as well as maintain a robust development team. General and administrative expenses will increase as the cost of maintaining a public company is significantly higher than maintaining a privately held company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations.

As of the year ended December 31, 2025, we had approximately $0.5 million of cash on hand and our anticipated operating requirements for the next twelve months, assuming the maintenance of our current operations, exceed our available capital resources. Our estimate as to how long we expect our existing capital to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our future funding requirements will depend on many factors, including, but not limited to:

•	the initiation, progress, timeline, cost and results of our products;

•	the cost and timing of manufacturing activities;

•	the effect of competing technological and market developments;

•	the payment of licensing fees, potential royalty payments and potential milestone payments;

•	the cost of general operating expenses; and

•	the costs of operating as a public company.

Advancing the development of our product will require a significant amount of capital. In order to fund all of the activities that are necessary to complete the development of our product, we will be required to obtain further funding through equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. Adequate additional funding may not be available to us on acceptable terms, or at all.

Because our direct listing will not involve the sale of new shares or the engagement of underwriters to raise capital, we will need to rely on other sources of financing. Our failure to raise such capital as and when needed or on acceptable terms would have a negative impact on our results of operation, financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangement with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our stockholders.

Raising additional capital may cause dilution to our existing stockholders.

We may seek additional capital through a variety of means, including through equity, debt financings, or other sources. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder.

Such financing may also result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may adversely affect our ability to conduct our business. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that are not favorable to us.

If we enter into the contemplated Streeterville prepaid preferred financing, conversion and warrant mechanics could cause significant dilution and downward pressure on our stock price, restrict future financings, and trigger adverse default consequences.

If we consummate the contemplated prepaid preferred purchase with Streeterville, our existing stockholders will experience dilution, and our stock price could be adversely affected by conversion mechanics tied to market prices. The Series C would be convertible into common stock at an alternate price equal to the lower of the fixed conversion price and 90% of the lowest daily VWAP in the ten trading days prior to conversion, subject to a floor based on Nasdaq minimum price metrics. Issuances of commitment shares and up to 3,000,000 warrant shares would further dilute stockholders. The arrangement contemplates Streeterville consent rights over specified debt and equity financings, which could limit our ability to raise capital on favorable terms or at the times we desire. Trigger events and defaults could increase our obligations or accelerate conversions (including dividend accrual at elevated rates following default), which could require us to issue additional shares at times of price weakness.

We may not be able to continue as a going concern without additional financing, and if such financing is not available to us or is not available to us on acceptable terms, we may be forced to cease operations.

We have a limited operating history and have incurred recurring losses from operations. For the years ended December 31, 2025 and 2024, we incurred a net loss of approximately $[●] million and approximately $15 million, respectively. Additionally, for the fiscal year ended 2023, we generated net income of approximately $5 million. Our failure to generate sufficient revenues, effectively manage expenses or raise additional capital could adversely affect our ability to achieve our intended business objectives. These matters, among others, raise substantial doubt about our ability to continue as a going concern. We expect losses on core operations to continue over the next 12 months.

We have funded our operations partially through the issuance of convertible notes, SAFEs, preferred stock, and Regulation CF offerings.

Between 2017 and 2021, we issued a series of convertible notes, raising an aggregate of approximately $11.0 million. This included $500,000 raised through convertible notes in 2017, $1.5 million raised through convertible notes in 2018 and 2019, $2.0 million raised through convertible notes in 2019, and $7.0 million raised through convertible notes in 2020 and 2021. In 2022, we completed SAFE financings for an additional $1.65 million.

We subsequently completed several rounds of preferred stock financings. In 2021 and 2022, we raised approximately $5.1 million through the issuance of Series Seed Preferred Stock, of which 409,921 shares and $1,557,461.78 were raised through a crowdfunding (CF) offering. Between 2022 and 2023, we raised approximately $3.6 million through the issuance of Series A Preferred Stock in connection with the GEM&BOLT acquisition and a related fundraising transaction. In 2023, we raised approximately $6.0 million through the issuance of Series B-1 Preferred Stock, which included the conversion of the previously issued SAFEs and was completed in connection with the Winc acquisition. In 2024, we raised approximately $293,000 through the issuance of Series B-2 Preferred Stock in connection with a debt conversion, and an additional $1.7 million through the issuance of Series B-3 Preferred Stock in a follow-on financing.

In May 2025, we completed a Regulation CF crowdfunding campaign at a purchase price of $2.85 per share, raising $470,759 and issuing 185,580 shares of Common Stock. Most recently, in December 2025, the Company closed a Regulation Crowdfunding offering at a purchase price of $2.99 per share, raising approximately $261,856 through the issuance of 87,475 shares of Common Stock. The Company currently plans to commence an additional Regulation CF crowdfunding offering in February 2026.

In addition to equity fundraising, we have capital resources available in the form of a line of credit for $8 million from Merchant Financial, other debt instruments totalling $4.9 million, and $0.5 million of cash on hand. To date we have raised a financing round of $1.2 million through a promissory notes convertible into Common Stock. We plan to raise an additional $1.8-$2.8 million through promissory notes convertible into Common Stock prior to listing to provide us with, and allow us to maintain, stockholders’ equity well in excess of the required minimum under Nasdaq Listing Rule 5505(b) as well as enable us to fund our operations through at least May 2027, and after which we intend to raise additional capital pursuant to one or more registered offerings of equity or debt securities. However, we cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct business. If we are not able to raise additional capital when required or on acceptable terms, we may have to: (i) significantly delay, scale back or discontinue the development or commercialization of new products; (ii) seek collaborators for further development and commercialization of our products; or (iii) relinquish or otherwise dispose of some or all of our rights to technologies or the products that we would otherwise seek to develop or commercialize.

We have experienced a covenant breach under our credit facility, and such and other future covenant violations could result in acceleration of our debt and materially adversely affect our liquidity.

In August 2025, we experienced a technical breach of financial covenants under our credit facility. Although we have not received any demands from our lender and we are in discussions to obtain a waiver and/or forbearance, there is no guarantee that such waiver and/or forbearance will be obtained, and there can be no assurance that future covenant violations will not occur.

Our ability to comply with financial covenants depends on operating performance, working capital management, and access to capital, all of which are subject to significant uncertainty. Any future breach that is not waived could result in an event of default, permitting the lender to accelerate repayment, foreclose on collateral, impose additional restrictions, or terminate future availability under the facility.

If our indebtedness were accelerated or if we were unable to obtain additional waivers or refinancing on acceptable terms, we could face significant liquidity constraints, be required to raise capital on unfavorable terms, or be forced to reduce or suspend operations. Any of these outcomes could materially adversely affect our business, financial condition, and results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

Our historical financial statements and per-share information do not reflect our recent Reverse Stock Split, which may make our Common Stock more difficult to evaluate.

On January 9, 2026, we effected our Reverse Stock Split, which is legally effective as of the date of this prospectus. However, the audited financial statements and related share and per-share information included in this prospectus have not yet been retrospectively adjusted to reflect the Reverse Stock Split. As a result, historical share counts, weighted-average shares outstanding, earnings per share, and other per-share data presented in this prospectus do not reflect our current capitalization.

Because the Reverse Stock Split is not reflected in the historical financial statements included herein, investors may have difficulty evaluating and comparing our Common Stock, historical financial results, capitalization, and per-share metrics with those of other companies or with our future results. Although we expect to retrospectively adjust applicable share and per-share information in a subsequent amendment to this registration statement, until such adjustments are made, the information presented herein may not be comparable to our post–Reverse Stock Split capitalization.

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis.

This is not an underwritten initial public offering of Common Stock. This listing of our Common Stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•	There are no underwriters engaged on a firm-commitment basis. Consequently, prior to the opening of trading on Nasdaq, there will be no traditional book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an initial public offering underwritten on a firm-commitment basis. Moreover, there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our Common Stock. In an initial public offering underwritten on a firm-commitment basis, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Common Stock during the period immediately following the listing. See also “—Our Common Stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our Common Stock may be volatile.”

•	There is not a fixed number of shares of Common Stock available for sale. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any or all of their Common Stock and there may initially be a lack of supply of, or demand for, our Common Stock on Nasdaq. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their Common Stock in the near term resulting in an oversupply of our Common Stock, which could adversely impact the public price of our Common Stock once listed on Nasdaq and thereafter.

•	None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Common Stock and other significant stockholders, may sell any or all of their Common Stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our Common Stock in the market, which could adversely impact the public price of our Common Stock.

•	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on Nasdaq. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our Common Stock or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our Common Stock.

Such differences from a firm-commitment underwritten initial public offering could result in a volatile trading price for our Common Stock and uncertain trading volume, which may adversely affect your ability to sell any Common Stock that you may purchase.

We will not receive any proceeds from the direct listing, and our management will have broad discretion in the use of any future capital we may raise.

Because our direct listing will involve the registration of existing shares for resale by our stockholders and will not involve the issuance of new shares by the Company, we will not receive any proceeds from the direct listing. If we raise additional capital in the future through equity or debt financings, our management will have broad discretion in the use of such proceeds. The success of our business will depend on the ability of management to apply any future proceeds effectively. Management’s judgment in allocating future capital may not ultimately prove successful, and investors will have limited ability to influence how such funds are used.

Limitations on investors’ ability to trace their shares to this registration statement may preclude claims under Sections 11 and 12 of the Securities Act, potentially reducing our liability exposure and limiting investors’ remedies.

In connection with this direct listing, we are registering a number of shares of our Common Stock, all of which may be sold into the public market. Unlike in a traditional initial public offering, where all shares sold in the public market are issued pursuant to a registration statement, in a direct listing, both registered and unregistered shares may become freely tradeable simultaneously. As a result, purchasers in the public market following our direct listing may not be able to determine whether their shares were issued pursuant to this registration statement.

The ability to bring a claim under Section 11 of the Securities Act of 1933 requires that the security purchased be traceable to the allegedly defective registration statement. In Slack Technologies, LLC v. Pirani, 598 U.S. 759 (2023), the U.S. Supreme Court held that Section 11 applies only to shares that are actually issued pursuant to the registration statement. The U.S. Court of Appeals for the Ninth Circuit, in its 2025 opinion on remand, confirmed that the tracing requirement applies in the context of direct listings and that tracing shares to a registration statement is particularly difficult where registered and unregistered shares begin trading at the same time.

Accordingly, if you purchase our Common Stock in the open market following this Direct Listing, you may not be able to assert claims under Section 11 or Section 12(a)(2) of the Securities Act for any material misstatements or omissions in this registration statement or related prospectus. This limitation may reduce the potential remedies available to investors, limit recovery in the event of a violation of the federal securities laws, and adversely affect the market price of our Common Stock. Moreover, because our potential liability under the Securities Act may be reduced as compared to a traditional initial public offering, investors may face greater risk in the event of inaccurate or incomplete disclosure.

Our Common Stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our Common Stock may be volatile.

We expect our Common Stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active market for our Common Stock may not develop or be sustained after the listing, which could depress the market price of shares of our Common Stock and could affect the ability of our stockholders to sell our Common Stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our Common Stock. An inactive market may also impair our ability to raise capital by selling shares of our Common Stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using shares of our Common Stock as consideration.

In addition, we cannot predict the prices at which our Common Stock may trade on Nasdaq following the listing of our Common Stock, and the market price of our Common Stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our shares of Common Stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Common Stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Common Stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of shares of our Common Stock on Nasdaq will commence. The Advisor will determine when our shares of Common Stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information, see “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Common Stock to the public as there would be in a firm-commitment underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on Nasdaq, the public price of our Common Stock may be more volatile than in a firm-commitment underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on Nasdaq, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our Common Stock, if the price of our Common Stock or our market capitalization falls below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.

In addition, because of our novel listing process and the potential consumer awareness and brand recognition of AMASS, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Common Stock on Nasdaq and may participate more in our initial trading than is typical for a firm-commitment underwritten initial public offering. These factors could result in a public price of our Common Stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Common Stock and an unsustainable trading price if the price of our Common Stock significantly rises upon listing and institutional investors believe our Common Stock is worth less than retail investors, in which case the price of our Common Stock may decline over time. Further, if the public price of our Common Stock is above the level that investors determine is reasonable for our Common Stock, some investors may attempt to short our Common Stock after trading begins, which would create additional downward pressure on the public price of our Common Stock. To the extent that there is a lack of consumer awareness among retail investors, such a lack of consumer awareness could reduce the value of our Common Stock and cause volatility in the trading price of our Common Stock.

The public price of our Common Stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•	changes in the industries in which we operate;

•	variations in our operating performance and the performance of our competitors in general;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our Common Stock available for public sale; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Common Stock shortly following the listing of our Common Stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of Common Stock by our Registered Stockholders and other existing stockholders could cause our share price to decline.

We currently expect our Common Stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our Common Stock and there has not been a sustained history of trading in our Common Stock in “over-the-counter” markets. While our Common Stock may be sold after our listing on Nasdaq by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 under the Securities Act, unlike a firm-commitment underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Common Stock and there may initially be a lack of supply of, or demand for, Common Stock on Nasdaq. As described herein, certain shares of our Common Stock outstanding as of the date hereof will be registered under this registration statement. There can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Common Stock, resulting in an oversupply of our Common Stock on Nasdaq. In the case of a lack of supply of our Common Stock, the trading price of our Common Stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Common Stock if they are unable to purchase a block of our Common Stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Common Stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Common Stock, the market for our Common Stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Common Stock. In the case of a lack of market demand for our Common Stock, the trading price of our Common Stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our Common Stock may not initially develop or be sustained, which could significantly depress the public price of our Common Stock and/or result in significant volatility, which could affect your ability to sell your shares of Common Stock.

You will be diluted by the automatic conversion of our preferred stock and may be further diluted by future issuances of preferred stock or additional Common Stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Because our direct listing will not involve the issuance of new shares by us, we will not receive any proceeds in connection with the listing. Following the listing, our board of directors will have the ability, subject to applicable law, the Certificate of Incorporation, our bylaws, stock exchange rules, and any applicable contractual restrictions, to issue additional shares of our Common Stock or other securities convertible into or exercisable for shares of our Common Stock, including in connection with our equity incentive plans, acquisitions, and other strategic transactions. Any such issuances could dilute the ownership interests of existing stockholders, and such dilution could be significant. In all cases, issuances are limited to the number of shares then authorized but unissued (or reserved) under the Certificate of Incorporation, and certain issuances—such as the adoption of new equity compensation plans or material amendments to existing plans if we are listed—may require stockholder approval under stock exchange rules. The Certificate of Incorporation does not grant preemptive rights, so existing stockholders will not be entitled to purchase additional shares to maintain their proportionate ownership.

Concurrently with the initial public filing of our prospectus, all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock. Despite this automatic conversion at the time of the direct listing, we could issue additional shares of Preferred Stock prior to, or after the direct listing. For example, we are currently evaluating a prepaid preferred purchase facility with Streeterville for up to $30 million of Series C preferred stock, including an initial $6 million tranche at listing. Such conversions and any issuances of additional Preferred Stock could adversely affect the rights of, and dilute the interests of, holders of our Common Stock and could depress the market price of our Common Stock.

Sales of substantial amounts of our Common Stock in the public market after the direct listing, or the perception that these sales could occur, could also adversely affect the market price of our Common Stock. In a direct listing, a significant number of shares may be immediately eligible for sale upon effectiveness of the registration statement, subject to applicable securities laws and any contractual transfer restrictions. If our stockholders sell, or are perceived as intending to sell, substantial amounts of our Common Stock, the market price of our Common Stock could decline.

Because we have no current plans to pay cash dividends on our Common Stock, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid.

We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our Common Stock may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the Common Stock you purchase in this offering will be your sole source of gain for the foreseeable future.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Common Stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our Common Stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our Common Stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our Common Stock less attractive as a result of the foregoing, which may result in a less active trading market for our Common Stock and higher volatility in our stock price.

Our Certificate of Incorporation provides for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

 Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Certificate of Incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Certificate of Incorporation.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

The public price of our shares of Common Stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our shares of Common Stock in private transactions.

Prior to listing on Nasdaq, there has been no public market for our shares of Common Stock. Our Common Stock has a limited history of trading in private transactions. However, this information may have little or no relation to broader market demand for our shares of Common Stock and thus the initial public price of our shares of Common Stock on Nasdaq once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our shares of Common Stock on Nasdaq. For additional details about how the initial listing price on Nasdaq will be determined, see “Plan of Distribution.”

The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our Common Stock.

Few companies have conducted direct listings, and the process by which shares of our Common Stock will be listed on Nasdaq is a novel process. The absence of a traditional underwritten offering may result in a less orderly market for our Common Stock, increased volatility in the trading price, and potential difficulties in achieving a stable market price. Unlike an initial public offering, there is no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our Common Stock may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of shares of our Common Stock may be more volatile and subject to greater fluctuations due to the direct listing method.

The direct listing process differs from an initial public offering underwritten on a firm-commitment basis and the impact of awareness of our brand and investor recognition of our Company on the demand for our Common Stock is unpredictable and our marketing and brand development efforts may not be successful.

We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Common Stock on Nasdaq. Instead, we may engage in certain investor presentations and educational meetings to enhance our brand awareness and investor recognition of our Company. In advance of any investor presentation or educational meeting, we will announce the date for such presentation or meeting through financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for any investor presentation or educational meeting that we hold, and will make the presentation publicly available, without restriction, on a website.

There can be no assurance that any investor presentations or other educational meetings that we hold will have the same impact on awareness of our brand and investor recognition of our Company as a traditional “roadshow” conducted in connection with a firm-commitment underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our Common Stock or sufficient demand among investors immediately following our listing, which could result in a more volatile public price of our Common Stock.

Our Certificate of Incorporation renounces corporate opportunities that may be favorable to us.

Our Certificate of Incorporation contains a provision that, to the fullest extent permitted by law, renounces any interest or expectancy in certain business opportunities (referred to as “Excluded Opportunities”) that may be presented to, acquired by or developed by (i) our directors who are not employees of the Company or its subsidiaries and (ii) any holder of our Preferred Stock or any of such holder’s partners, members, directors, stockholders, employees, affiliates or agents, in each case other than individuals who are employees of the Company or its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are “Covered Persons”), unless such interest or expectancy is presented to, acquired by or developed by the applicable Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company. As a result of this provision, these Covered Persons generally have no duty to present such Excluded Opportunities to us, even if the opportunity is one that we might reasonably be expected to pursue or that could be complementary to our business.

This renunciation of corporate opportunities may limit our ability to pursue attractive business opportunities, including opportunities that could enhance our competitive position, accelerate our growth or improve our financial performance. In addition, Covered Persons may pursue such opportunities for their own benefit or for the benefit of other entities, including entities that may compete with us now or in the future, and we may have limited or no recourse against such persons with respect to these matters.

Further, any amendment or repeal of this provision requires the affirmative vote of the requisite holders of our capital stock and, even if amended or repealed, any such change would apply only prospectively and would not affect rights that existed with respect to actions or omissions occurring prior to such amendment or repeal. As a result, this provision may continue to adversely affect us even if our stockholders later determine that it is no longer in our best interests.

We have not agreed to indemnify the Registered Stockholders for claims arising in connection with sales of our Common Stock in this offering, however, claims for indemnification by our directors and officers may reduce the amount of money available to us.

We have not agreed to indemnify the Registered Stockholders for claims arising in connection with sales of our Common Stock under this prospectus. However, our Certificate of Incorporation provides that our directors and officers will be indemnified by us to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our Certificate of Incorporation and any indemnification agreements that we enter into with our directors and officers following the effectiveness of the registration statement of which this prospectus forms a part:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law;

•	Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our Certificate of Incorporation provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability. Large indemnity payments to our directors and officers in excess of any available insurance would materially adversely affect our business, financial condition, and results of operations.

Federal and state laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practice and “tied-house” laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry - those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (b) such investor or investor’s qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor’s investment results in any other trade practice or tied house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors’ amount of investment in the company. In connection therewith, Investor is required to represent and warrant to Company in connection with this offering that Investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide Company all information and documentation necessary or desirable for the Company to make such determination. If Investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, investor’s shares may be subject to redemption.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio and licensing, location of its principal place of business, its production or distribution partners and strategic alliances, and alcohol beverage licenses, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

Securities research analysts may establish and publish their own periodic projections for our Company. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our Common Stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business plan and strategy, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the implementation of our business model and our strategic plans for our business, product, services and technology;

•	our commercialization and marketing capabilities and strategy;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our competitive position;

•	the scope of protection that we able to establish and maintain for intellectual property rights covering our products, services and technology;

•	developments and projections relating to our competitors and our industry;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; and

•	the impact of new or existing laws and regulations on our business and strategy.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, those described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research. We have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this prospectus.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. We have not independently verified the accuracy or completeness of the data contained therein. Market and industry data is also subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

The sources of the statistical data, estimates, and market and industry data contained in this prospectus are provided below. The content of such sources, except to the extent specifically set forth in this prospectus, does not constitute a part of this prospectus and is not incorporated herein.

1	Precedence Research: Functional Beverages Market Size, Share and Trends 2026 to 2035 Report Date: December 2025 Available at: https://www.precedenceresearch.com/functional-beverages-market

2

Fortune Business Insights: U.S. Non-Alcoholic Beverages Market Size, Share & Industry Analysis, By Type (Fruits & Vegetable Juice, RTD Coffee, RTD Tea, Functional Drinks, Flavored Water, Coffee, Tea, Smoothies, and Others), By Distribution Channel (Food Service and Retail [Supermarkets/Hypermarkets, Convenience Stores, Specialty Stores, Online Retail, and Others]), and Regional Forecast, 2025-2032

Report Date: December 2025

Available at: https://www.fortunebusinessinsights.com/u-s-non-alcoholic-beverages-market-107932

3

Mordor Intelligence: US Wine Market Size & Share Analysis - Growth Trends and Forecast (2026 - 2031)

Report Date: January 2026

Available at: https://www.mordorintelligence.com/industry-reports/united-states-wine-market

4

Mordor Intelligence: United States Spirits Market Size & Share Analysis - Growth Trends and Forecast (2026 - 2031)

Report Date: January 2026

Available at: https://www.mordorintelligence.com/industry-reports/united-states-spirits-market

5

National Beer Wholesalers Association: The Economic Impact and Value Added by U.S. Beer Distributors

Report Date: February 2020

Available at: https://nbwa.org/wp-content/uploads/2022/10/NBWA-Report-2020-Beer-Distributors-Value-Added-003.pdf

6	Grand View Research, Inc.: Wine & Spirits – Travel Retail Market Statistics Available at: https://www.grandviewresearch.com/horizon/statistics/travel-retail-market/product/wine-spirits/global

7

IMARC Group: Applied Business and Economic Research Associates: Travel Retail Market Report by Product Type (Perfume and Cosmetics, Wine and Spirit, Electronics, Luxury Goods, Food, Confectionery and Catering, Tobacco, and Others), Sector (Duty-Free, Duty Paid), Distribution Channel (Airports, Cruise Liner, Railway Station, Border, Downtown and Hotel Shop), and Region 2025-2033

Report Date: January 2025

Available at: https://www.imarcgroup.com/global-travel-retail-market

Market Opportunity

Functional Beverages

The U.S. functional beverage market, which includes energy drinks, sports hydration, protein beverages, and other wellness-focused ready-to-drink products, was estimated at approximately $ 51.84 billion in 2025¹. The market is projected to grow to $71,.03 billion by 20301. Growth is driven by heightened consumer focus on health and wellness, demand for beverages with added functional benefits, and the popularity of natural, low-sugar, and plant-based formulations. Energy and sports drinks are the largest sub-segments, accounting for nearly half of category sales.

Non-Alcoholic Beverages

The U.S. non-alcoholic beverages market size was valued at USD 169.55 billion in 2024. The market is projected to grow from USD 178.10 billion in 2025 to USD 246.90 billion by 2032, exhibiting a CAGR of 4.78% during the forecast period of 2025-20322. The category is undergoing significant shifts as consumers increasingly opt for bottled water, functional and ‘better-for-you’ beverages, and low- or no-sugar alternatives. Premiumization, convenience, and sustainability are shaping category dynamics, as brands innovate with zero-sugar formulations, eco-friendly packaging, and functional offerings.

Alcoholic Beverages – Wine and Spirits

US wine market size in 2026 is estimated at USD 360.3 billion, growing from 2025 value of USD 352.34 billion with 2031 projections showing USD 402.93 billion, growing at 2.26% CAGR over 2026-20313. Driven by changing consumer preferences and a pronounced tilt towards premiumization, the U.S. wine market is on an upward trajectory. Younger consumers are increasingly favoring higher-quality wines, often opting for boutique or vineyard-specific labels that promise distinct character and authenticity. Innovations such as canned formats and resealable bottles are making sparkling and rosé wines more accessible, elevating their appeal beyond just celebratory moments.

The United States spirits market size is expected to reach USD 123.48 billion in 2026 and is forecast to climb to USD 140.32 billion by 2031, advancing at a 2.59% CAGR during the period4. Premiumization is driving value growth as consumers reduce their drinking frequency yet willingly pay more for super-premium and ultra-premium tiers, allowing supplier revenue to rise even as total case volumes soften. Craft authenticity, once the growth engine, now competes with broader quality cues such as age statements, provenance, and sustainability claims that resonate with urban, high-income buyers.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or otherwise have rights to the trademarks, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other entities, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and tradenames. We do not intend our use or display of other entities’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our Common Stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Common Stock covered by this prospectus, we will not receive any proceeds from any such sales of our Common Stock. See “Principal and Registered Stockholders.”

DIVIDEND POLICY

We have never declared or paid dividends on our Common Stock. We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any dividends on our Common Stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors. Any such determination will also depend upon our business prospects, operating results, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay dividends on our Common Stock may also be limited by the terms of any future debt securities or credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025. On January 9, 2026, we filed with the State of Delaware, the Certificate of Incorporation, which, among other things, effected the Reverse Stock Split at a ratio of one-for-three (1-for-3), applied uniformly to all holders of Common Stock. The conversion rates of our outstanding shares of Preferred Stock were adjusted proportionately in accordance with their terms.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As of December 31, 2025
Actual
Cash and cash equivalents	$	[ ]
Stockholders’ equity:
Preferred stock, $0.00001 par value per share; 41,192,462 shares authorized; and 21,706,939 shares issued and outstanding		[ ]
Common Stock, $0.00001 par value per share; 63,500,000 shares authorized; and 8,697,983 shares issued and outstanding		[ ]
Additional paid-in capital		[ ]
Accumulated deficit		[ ]
Total stockholders’ equity	$	[ ]
Total capitalization	$	[ ]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section entitled “Risk Factors.” This MD&A, which should be read in conjunction with our Financial Statements, is organized as follows:

Overview. This section provides a general description of our business and brief descriptions of recent goodwill and trademarks impairments, which we believe is important in understanding the results of our operations, financial condition, and potential future trends.

Strategy. This section provides a description of our strategy and a discussion of a recent development, and significant divestitures, acquisitions, and investments.

Results of operations. This section provides an analysis of our results of operations presented on a business segment basis. In addition, a brief description of significant transactions and other items that affect the comparability of the results is provided.

Liquidity and capital resources. This section provides an analysis of our cash flows, outstanding debt, liquidity position, and commitments. Included in the analysis of outstanding debt is a discussion of the financial capacity available to fund our on-going operations and future commitments, as well as a discussion of other financing arrangements.

Critical accounting policies and estimates. This section identifies accounting policies that are considered important to our results of operations and financial condition, require significant judgment, and involve significant management estimates. Our significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 1.

Overview

We are a consumer packaged goods company focused on developing, marketing, and distributing a portfolio of premium beverage brands across the wine, spirits, and functional non-alcoholic categories with the ethos of meeting the needs of the modern day consumer. We have also historically offered a limited selection of personal and self-care products, but such products are not a priority on a go-forward basis as we focus on growing our beverage portfolio. Our products are primarily sold through a three-tier system to wholesale distributors, who then sell to retailers, bars, and restaurants, as well as directly to consumers through our e-commerce platforms.

Our business is driven by (i) the strength of our brands, (ii) the breadth and depth of our distribution network, (iii) consumer adoption of new product innovations, and (iv) our ability to manage costs while investing in long-term growth. We measure performance not only by revenue and profitability, but also by key operating metrics such as shipments, depletions, retail scan data, points of distribution (“PODs”), and velocity.

Our internal management financial reporting consists of two business divisions: (i) Wine and (ii) Spirits. We report our operating results in two segments: (i) Wine and (ii) Spirits.

In the Wine segment, we offer a portfolio that includes organic, biodynamic, and “better for you” premium wine brands, comprising both domestically produced and imported wines. The wine segment also includes our non-alcoholic wine business. In our Spirits segment, our portfolio includes AMASS spirits, GEM&BOLT mezcal, and Calirosa tequila. The Spirits segment also includes our non-alcoholic spirits products and, historically, a limited amount of personal and self-care products, which are not a priority on a go-forward basis. Certain items such as costs related to corporate communications, development, finance, strategy and growth, executive management, human resources, investor relations, IT, and legal are general costs applicable to the consolidated group and are not allocated to the reportable segments. These costs are not included in our Chief Operating Decision Maker’s (CODM) evaluation of the operating income (loss) performance of the other reportable segments.

Our business segments reflect how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting.

Geographic Markets

Substantially all of our net revenues are currently generated in the United States, which represents our primary market across our spirits, wine, and non-alcoholic beverage portfolios. We have limited international exposure. Certain of our brands have historically been sold in Europe, Canada, and Asia on a limited basis, primarily through third-party distributors or production-related arrangements, and such sales have not been material to our consolidated revenues. In addition, certain of our agave-based spirits products are produced in Mexico by our fully owned Mexican subsidiary and third-party production arrangements, but we do not currently operate material direct sales or distribution operations outside the United States. While our brands may reach consumers outside the United States through isolated or opportunistic transactions, we do not presently have established, ongoing commercial operations in Canada, Europe, Asia, or Latin America.

Strategy

Our business strategy for the Wine segment is centered on generating consistent cash flow while preserving market positioning and selectively growing key brands that drive long-term enterprise value. We are optimizing the portfolio with a focus on brands that demonstrate sustainable velocity and margin expansion, while rationalizing non-core labels to reduce complexity and improve working capital efficiency. We remain a committed supplier to the U.S. three-tier system and continue to deepen our relationships with key distributors and national accounts. Our approach balances near-term cash generation with long-term brand equity development. This includes disciplined cost management, tighter inventory controls, and increased focus on higher-performing SKUs, while selectively investing behind priority brands to maintain growth momentum. By maintaining our premium positioning and generating cash flow across the portfolio, we believe we are well positioned to navigate industry headwinds and deliver shareholder value.

In June 2023, we completed the sale of our wine direct-to-consumer business (“Winc”). The decision to divest from Winc was driven by our strategic focus on scaling our wholesale, on-premise, and retail distribution channels, where we believe we can generate more sustainable long-term growth and improved unit economics. While the divestiture resulted in certain short-term revenue losses and transition costs, we believe this trade-off positions us to achieve our long-term objectives of building a more efficient, capital-light platform and driving growth through our core portfolio of beverage alcohol and functional beverage brands. Proceeds from the sale were used to strengthen our liquidity position and support investments in brand development and innovation.

Our strategy for the Spirits segment reflects a disciplined approach, with a near-term deprioritization in 2026 as we position the business for renewed growth in subsequent periods. We are actively managing existing brands to protect cash flow and maintain distribution presence, while deferring significant incremental investment until market conditions and capital allocation priorities support accelerated expansion. Looking forward, we plan to pursue strategic acquisitions that complement our portfolio and enhance our competitiveness in premium spirits categories. Concurrently, we are establishing a dedicated on-premise sales team to strengthen our presence in bars, restaurants, and hospitality channels—key entry points for brand discovery and long-term consumer adoption. This measured approach balances short-term capital discipline with long-term growth ambitions. By preserving optionality for acquisitions, preparing for enhanced on-premise capabilities, and maintaining core distribution relationships, we aim to position our Spirits business as a meaningful growth driver in future periods, aligned with our broader portfolio strategy. The Company’s long-term strategy includes a plan to acquire or develop brands to optimize the portfolio of products for growth initiatives and substantially reduced liabilities. At times, the Company may divest or shutter brands to extract value or preserve capital depending on performance and market outlook.

In April 2024, the Company sold the AMASS trademark to Resonant Subholdings, LLC (“Resonant”) and entered into an arrangement under which the Company will repurchase the trademark from Resonant after repayment of the Secured Promissory note entered into concurrently with this transaction. The Company simultaneously entered into an exclusive, worldwide, royalty-free license that permits our continued use of the AMASS name for our product lines and marketing operations. Concurrently, a third-party investor loaned Resonant funds, which was secured by the underlying trademark. The Company received those funds which was memorialized into the Secured Promissory Note described in Note 10. As Resonant is a special purpose vehicle whose director is a related party, it is consolidated with the Company under variable interest entity (“VIE”) accounting guidance as the Company is the primary beneficiary. Accordingly, the transaction of the sale of the trademark had no impact on the Company’s consolidated financial statements, as all intercompany activity between the Company and Resonant was eliminated in consolidation. However, the Company recognized the related Secured Promissory Note and associated interest expense on its consolidated balance sheets and statements of operations. The note was structured in this manner to more fully secure the lender’s position. Subsequent to the original April 2024 secured note, the Company and lender agreed to extend the maturity of the note, including most recently in January 2026, through April 2027.

Marketing, Sales, and Distribution

Our marketing, sales, and distribution activities are primarily managed on a geographic basis, enabling us to leverage market-specific strengths and leading positions where established. Consumer preferences and competitive dynamics vary significantly across geographies, and our approach is designed to adapt to these differences while maintaining consistent brand positioning.

In our primary U.S. market, we offer a diversified portfolio across wine, spirits, and functional/non-alcoholic beverages. Distribution is generally structured through separate networks for (i) our wine portfolio and (ii) our spirits and functional beverage portfolios, allowing for more targeted execution and channel alignment. We remain focused on optimizing our presence within the U.S. 3-tier system while expanding our retailer footprint. The competitive environment is intense across each of our business segments.

Long-Term Financial Model

We remain committed to our long-term objectives of:

- Driving sales growth across priority brands and categories;

- Expanding margins through portfolio mix, operational efficiencies, and disciplined cost management;

- Generating consistent cash flow to support growth investments and strengthen our balance sheet.

While we are not currently a dividend-paying company, we are prioritizing reinvestment in the business to support growth initiatives, with an emphasis on long-term value creation for shareholders.

Consumer and Market Environment

We operate across several segments of the beverage market, including premium spirits, non-alcoholic distilled alternatives, and functional beverages in development. Each of these categories is influenced by distinct consumer trends, regulatory frameworks, and competitive dynamics.

Within our wine portfolio, category growth in North America has stagnated in recent years, reflecting broader demographic and consumption shifts. Younger consumers have gravitated toward agave-based spirits, ready-to-drink products, and low- or no-alcohol alternatives, resulting in reduced volume growth in traditional table wine segments. While our focus on organic, NSA, sugar-free, non-alcoholic, and other “better-for-you” products resonates with these consumers, we expect competitive intensity and promotional activity to remain high.

The functional beverage segment, which we plan to enter through innovation and potential partnerships, is still in the early stages of development. Consumer understanding of functional ingredients and willingness to pay a premium for perceived benefits are still forming. While we believe this space presents long-term opportunity, the market’s ultimate size, rate of growth, and regulatory landscape remain uncertain.

Across all our categories, macroeconomic conditions, evolving distribution models, and shifts in consumer preferences toward wellness, sustainability, and transparency continue to shape demand. We intend to remain disciplined in evaluating category exposure, pricing architecture, and product innovation as the beverage landscape evolves.

Recent Developments

●	Seventh Amended and Rested Certificate of Incorporation (January 2026). On January 9, 2026, we filed with the State of Delaware, the Certificate of Incorporation, which, among other things, effected the Reverse Stock Split at a ratio of one-for-three (1-for-3), applied uniformly to all holders of Common Stock. The conversion rates of our outstanding shares of Preferred Stock were adjusted proportionately in accordance with their terms.
●	222 Spirits acquisition (Sept 2024). We issued 2,220,150 shares of Series B-3 Preferred Stock as consideration and applied purchase accounting, recording identifiable intangibles (principally tradenames) and goodwill primarily attributable to expected synergies.
●	Winc.com disposition (June 2023). We sold the subscription e-commerce unit for consideration including senior and subordinated notes and equity interests in the buyer, recognizing a gain on sale in 2023; the notes were subsequently amended in 2024 and largely repaid, with the remaining balance $0.4 million at December 31, 2024.
●

Loss contracts (2024). We recognized $3.7 million of losses on contracts, reflecting (a) adverse bulk-wine purchase commitments ($2.0 million through 2025) and (b) a supplier agreement to sell wine to Full Glass at prices expected to be loss-making ($1.7 million). The related liability was $2.9 million at December 31, 2024.

●	Goodwill impairment. We recorded a $0.3 million goodwill impairment related to a spirits reporting unit following indicators of underperformance.
●	Restatement (2024). We corrected errors related to loss contracts, warrant valuation for stock-based compensation, goodwill impairment measurement, and investment classification/measurement for Full Glass.

Results of Operations

Financial Highlights

Below is a summary of changes in net income (loss) in 2024 from 2023, with comparable adjustments broken out and shown separately (further discussed below):

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Net revenue	$21,668,525	$33,483,852	$(11,815,327)	-35%
Cost of net revenue	19,581,499	22,734,166	(3,152,667)	-14%
Gross profit	2,087,026	10,749,686	(8,662,660)	-81%

Operating expenses
Sales and marketing	4,122,121	3,768,258	353,863	9%
General and administrative	10,039,494	15,276,837	(5,237,343)	-34%
Research and development	168,365	151,812	16,553	11%
Impairment expense	322,049	1,864,713	(1,542,664)	-83%
Total operating expenses	14,652,029	21,061,620	(6,409,591)	-30%

Comparable loss from operations	(12,565,003)	(10,311,934)	(2,253,069)	22%

Other income (expense)	(2,690,525)	15,187,309	(17,877,834)	-118%
Provision for income taxes	-	-	-	N/A
Net income (loss)	$(15,255,528)	$4,875,375	$(20,130,903)	-413%

Comparable Adjustments

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these Comparable Adjustments.

As more fully described herein and in the related Notes, the Comparable Adjustments that impacted comparability in our segment results for each period are as follows:

	December 31, 2024	December 31, 2023
Net revenues
Sales from divested business unit(a)	$2,144,793	$14,025,542
Sales of bulk wine(b)	45,376	99,312
Comparable adjustments, Net revenues	2,190,169	14,124,854

Cost of net revenues
Cost of sales from divested business unit(a)	2,012,135	9,332,405
Cost of sales of bulk wine(b)	581,181	154,587
Cost of write-down of unutilized wine pre-acquisition(c)	445,817	-
Loss on contracts(d)	3,687,394	-
Comparable adjustments, Cost of net revenues	6,726,527	9,486,992

Selling and marketing
Cost of divested business unit(a)	-	241,265
Overallocated selling & marketing costs(e)	(308,892)	-
Comparable adjustments, general and administrative	(308,892)	241,265

General and administrative
Cost of divested business unit(a)	-	2,259,851
Stock-based compensation(f)	378,437	168,708
Transaction services fees(g)	-	3,437,155
Impairment loss(h)	322,049	1,864,713
Comparable adjustments, general and administrative	700,486	7,730,427

Comparable adjustments, Operating income (loss)	(4,927,952)	(3,333,830)

(a)	Sales from divested business unit relates to the sale of Winc.com in June 2023. All of those revenues pre-sale and associated costs are not part of our recurring business and are thus excluded from what the CODM views as regular operations. Along the same line, the sales from divested business unit also include sales and associated costs related to inventory sold to the buyer of winc.com post-sale. These revenues are not regular and part of the business’ long-term business plans/strategy and occur because they have been cash accretive in nature. Operating expenses related to these revenues are also excluded from performance evaluations for the segments.
(b)	The Company sold and is expected to sell excess bulk wine for losses on the bulk market. These are not part of the Company’s regular operations and thus are excluded from the CODM’s review of the wine business.
(c)	The Company wrote-down inventory that was acquired as part of the Winc acquisition in 2023. When the Company sold the winc.com business, it lost its ability to sell wine unwanted on the wholesale channel through the winc.com channel. As such, excess bulk wine that was identified and written down in 2024 was not considered to be a core/recurring operation for the business.
(d)	Loss contracts are removed because they were the result of the Company’s historical acquisitions and not a result of core wine operations.
(e)	Overallocated selling & marketing costs are expenses billed by the corporate infrastructure (unallocated amounts) to the other segments. The corporate infrastructure ended up generating income from those services, it is excluded because they were intercompany incomes.
(f)	The Company does not include stock-based compensation in its evaluation of performance.
(g)	Transaction service fees were related to the acquisition of Winc in January 2023 and the sale of winc.com in June 2023.
(h)	The Company does not include impairment loss in its evaluation of performance.

M&A Activity

The M&A activity we completed in 2023 and 2024 significantly shapes the appearance of the financials and impacts operating performance. We believe our acquisition of Winc was at a good value, as we acquired the business for $11.0 million and sold the Winc DTC business - which accounted for roughly half of the go-forward revenues - for the purchase price of $11.0 million. As the Winc DTC business carried a significant amount of credits that are treated as deferred revenue, the sale led to us recording a gain of $17.5 million in 2023. Two drivers of getting the higher valuation was (i) that the majority of the purchase price was seller financed and (ii) that the buyer did not take as much inventory as we had allocated to that business unit. At the time of the sale, we believed we could either find an alternative use for the inventory that would have been allocated to the Winc DTC or believed we could sell it to the buyer at cost. After the sale, the wine category as a whole began to decline, and coupled with an oversaturation of the bulk market, led to the bulk wine markets significantly declining and Full Glass not wanting to purchase the inventory at cost. Since we acquired the bulk wine contracts as part of the Winc acquisition, which at the time were indicative of market values, we were still obligated to purchase bulk wine through 2025 at volumes in excess of our demand. Further, we have amended the notes from Full Glass to reduce the balance by a total of $2.3 million, inclusive of accrued interest, to obtain more liquidity. Further, we incurred $3.4 million in transaction fees in 2023 for the purchase of Winc. While GAAP requires the losses to be shown in losses from operations and the gain to be shown in other income (expense), management views these losses as reductions to the gain received on the sale of Winc DTC. While we recorded a GAAP gain of $17.5M from the disposition of Wink DTC; we have incurred subsequent losses due to the legacy contracts on bulk wine, the forgiveness of receivables to accelerate liquidity for our business and incurred significant transaction fees associated with the Winc transactions that are not included in gain and loss calculations in accordance with US GAAP.

Business Segments

Net revenue

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Wine	$17,750,599	$17,946,742	$(196,143)	-1%
Spirits	1,727,757	1,412,256	315,501	22%
Comparable Adjustments	2,190,169	14,124,854	(11,934,685)	-84%
Consolidated net revenues	$21,668,525	$33,483,852	$(11,815,327)	-35%

The wine business was relatively flat from 2023 to 2024, with a decline of 1.1%. This decline was largely due to portfolio optimization. We believe this optimization will better utilize working capital and allow for more stable growth in future periods, as marketing resources and focus can be more directed to the brands we have higher conviction behind. In 2024, our eight core wine brands - Summer Water, Pizzolato MUSE, Pizzolato, Good Twin, Biokult, Folly of the Beast, Les Hauts de Lagarde, and Chop Shop - grew 1.5% over the prior year and are expected to continue growing in future periods. In 2024, our core brands accounted for approximately 83% of wholesale wine revenue, a 6% increase from 2023.

Spirits sales were up 22% due to the acquisition of Calirosa tequila in September 2024.

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Organic	$1,018,338	$1,412,256	$(393,918)	-28%
Calirosa	709,419	-	709,419	100%
Consolidated net revenues - spirits	$1,727,757	$1,412,256	$315,501	22%

Organic revenues (AMASS Spirits and GEM&BOLT) were down 28% for the spirits portfolio largely due to the strategic decision to deprioritize these brands for the short-term, as is discussed in the strategy section above. This deprioritization led to headcount reductions and reduced selling and marketing expenditures for the organic spirits portfolio in the year, which led to reduced revenues. We believe the spirits portfolio has significant growth potential if given adequate resourcing and/or a wider range of products.

The decline in comparable adjustments is largely due to the sale of the Winc DTC business in 2023.

Gross profit

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Wine	$5,741,126	$5,395,441	$345,685	6%
Spirits	882,258	716,383	165,875	23%
Comparable Adjustments	(4,536,358)	4,637,862	(9,174,220)	-198%
Consolidated gross profit	$2,087,026	$10,749,686	$(8,662,660)	-81%

Gross profit declined in 2024 primarily due to losses on bulk wine and contracted sales to Full Glass, including both realized and accrued losses. Fiscal year 2023 included approximately six months of results from the Winc DTC business, which contributed $4.7 million in gross profit. Spirits gross profit increased in line with higher revenues, while wine gross profit improved due to reduced obsolescence charges and the benefits of operating under our own licenses. Our core wine brands profitability was flat year-over-year.

Selling and marketing

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Wine	$4,044,490	$2,658,435	$1,386,055	52%
Spirits	386,523	868,471	(481,948)	-55%
Unallocated amounts	0	87	(87)	-100%
Comparable adjustments	(308,892)	241,265	(550,157)	-228%
Consolidated selling and marketing	$4,122,121	$3,768,258	$353,863	9%

Overall selling and marketing expenses increased due to increased wine prioritization, which was mitigated by decreases due to the sale of the Winc DTC business and spirits deprioritization in 2024. Wine selling and marketing increased due to an increased investment in growing core brands, namely Summer Water, Good Twin, and Pizzolato MUSE. These brands all grew in 2024 and the marketing investment in 2024 is expected to yield results in future periods. Changes in spirits selling and marketing costs were largely caused by reducing the sales team headcount from five at the beginning of 2023 to one at the end of 2024 - a reduction of $0.5 million.

General and administrative

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Wine	$5,735,877	$5,944,317	$(208,440)	-4%
Spirits	1,274,339	1,469,191	(194,852)	-13%
Unallocated amounts	2,650,841	1,997,615	653,226	33%
Comparable Adjustments	378,437	5,865,714	(5,487,277)	-94%
Consolidated general and administrative	$10,039,494	$15,276,837	$(5,237,343)	-34%

General and administrative expenses decreased in 2024 largely due to the sale of the Winc DTC business. Headcount reductions and expense optimization on the wine and spirits segments were offset by an increase in unallocated amounts related to legal fees on the Calirosa acquisition and losses on the Pennsylvania warehouse lease settlement. The reduction in comparability adjustments relate primarily to the 2023 Winc operating and transaction costs.

Research and development

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Wine	$22,600	$29,960	$(7,360)	-25%
Spirits	126,065	121,852	4,123	3%
Unallocated amounts	19,700	-	19,700	N/A
Consolidated research and development	$168,365	$151,812	$16,553	11%

We did not have material research and development costs in 2023 nor 2024.

Operating loss

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Wine	$(4,061,841)	$(3,237,271)	$(824,570)	25%
Spirits	(904,669)	(1,743,131)	838,462	-48%
Unallocated amounts	(2,670,541)	(1,997,702)	(672,839)	34%
Comparable Adjustments	(4,927,952)	(3,333,830)	(1,594,122)	48%
Consolidated operating loss	$(12,565,003)	$(10,311,934)	$(2,253,069)	22%

Overall, operating losses increased by $2.3 million due primarily to the increase in operating expenses, $1.6 of which was driven by Comparable Adjustments. The Comparable Adjustments impacting losses are largely related to the impact of the Winc DTC sale. Losses in the wine segment increased due to additional selling and marketing investments into the business, while spirits losses decreased due to the deprioritization of the segment. Losses increased in unallocated amounts due to legal fees on the Calirosa acquisition and losses on the Pennsylvania warehouse lease settlement.

Other income (expense)

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Interest income	$117,523	$395,798	$(278,275)	-70%
Interest expense	(1,805,985)	(2,828,677)	1,022,692	-36%
Other expense, net	(1,214,303)	(263,454)	(950,849)	361%
Gain on sale of business	-	17,482,322	(17,482,322)	-100%
Unrealized gain on investments at fair value	212,240	401,320	(189,080)	-47%
Consolidated other income (expense)	$(2,690,525)	$15,187,309	$(18,622,251)	-123%

The biggest change in consolidated other income (expense) is we earned a gain on the sale of Winc DTC of $17.5 million in 2023. As discussed above, this gain in 2023 was partially offset by losses incurred in 2023 and 2024 included in comparable adjustments. Interest expense decreased $1.0 million in 2024 due to the payoff of the loans used to acquire Winc. Included in the other expense, net figure is $0.8 million in losses related to the forfeiture of Full Glass warrants discussed in the Contractual Obligations and Commitments section below and a $0.4 million loss on selling investments in De Soi below market value. The sales were made to investors in the Company to acquire short-term liquidity and do not represent what the Company believes the fair value of the stock is.

Liquidity and Capital Resources

Sources of Liquidity

We have historically funded our operations through issuances of stock, credit facilities, term loans, revenue producing activities, convertible debt, and SAFE agreements. In August 2025, we experienced a technical breach of financial covenants under our credit facility. There have been no demands from the lender and we are in discussions to obtain a written waiver and/or forbearance. As of December 31, 2024, we had cash and cash equivalents of $0.7 million.

Based on our recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance our future operations and, without giving effect to this offering, we have concluded that there is substantial doubt regarding our ability to continue as a going concern within one year after the date of our audited consolidated financial statements. See the section entitled “Risk Factors — Risks Related to Our Financial Condition and Capital Requirements —  We may not be able to continue as a going concern without additional financing, and if such financing is not available to us or is not available to us on acceptable terms, we may be forced to cease operations.” included elsewhere in this prospectus. Our Independent Registered Accounting Firm issued an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

Cash Flows

The following table summarizes our sources and uses of cash for the years ended December 31, 2024 and December 31, 2023:

	Fiscal	Fiscal	Dollar	Percent
	2024	2023	Change	Change
Net cash used in operating activities	$(5,806,377)	$(4,153,387)	$(1,652,990)	40%
Net cash provided by (used in) investing activities	5,112,656	(6,729,447)	11,842,103	-176%
Net cash provided by financing activities	450,631	10,191,902	(9,741,271)	-96%
Net increase (decrease) in cash	$(243,090)	$(690,932)	$447,842	-66%

Operating activities

Net cash used in operating activities for the year ended December 31, 2023 was $4.2 million. Our net income of $4.9 million was offset by non-cash adjustments to net income of $14.9 million in reductions, which are predominantly comprised of $17.5 million in gain on the sale of Winc DTC and a $1.6 million impairment loss on the promissory note receivable from Full Glass. In 2023, the accounts receivable ($1.5 million), inventory ($1.5 million), prepaid expenses and other current assets ($1.3 million), and accounts payable and accrued liabilities ($0.8 million) all show as cash significant cash inflows because the consideration used to acquire Winc is shown in the cash flows from investments section of the statement ($7.5 million cash outflow). Further, we sold the Winc DTC business, which included the sale of $6.2 million of inventory.

Net cash used in operating activities for the year ended December 31, 2024 was $5.8 million. Our net loss of $15.3 million was offset by non-cash adjustments of $6.5 million, primarily consisting of $3.7 million in losses on contracts and $0.8 million in forfeiture of warrants in Full Glass. The changes in cash flow from accounts payable and accrued liabilities in 2024 ($4.1 million) was primarily used to in the purchase of inventory ($3.9 million). $1.2 million of the accounts payable and accrued liabilities and $2.4 million of the inventory was related to the Calirosa acquisition and thus inorganic.

Investing activities

Net cash used in investing activities for the year ended December 31, 2023 was $6.7 million, which consisted of $7.5 million in cash used in the acquisition of Winc, $1.5 million received on the sale of Winc DTC, of which $0.3 million was received up front and $1.3 million was received on the notes receivable, $0.4 million increase in advances to related parties, and $0.3 million increase in deposits.

Net cash provided by investing activities for the year ended December 31, 2024 was $5.1 million, which consisted of $5.0 million received on the notes receivable, $0.5 million received for the sale of some of the Company’s investment in De Soi, net of $0.3 million increase in advances to the Company’s founder, as described under “Certain Relationships and Related Person Transactions.”

Financing activities

Net cash provided by financing activities for the year ended December 31, 2023 was $10.2 million, which consisted of $6.3 million received from the issuance of loans payable, $4.9 million in net proceeds from the secured facility, and $4.0 million in proceeds from the issuance of Series B Preferred Stock, less $4.9 million repaid on loans payable, and $0.1 million paid in offering costs.

Net cash provided by financing activities for the year ended December 31, 2024 was $0.5 million, which consisted of $2.5 million received from the issuance of loans payable, a net repayment of $1.4 million in the Company’s credit facility, $0.1 million in proceeds from the exercise of warrants, and $1.7 million in proceeds from the issuance of Series B Preferred Stock, less $2.2 million repaid on short-term debt, and $0.1 million paid in offering costs.

Planned Financing—Streeterville Capital Prepaid Preferred Purchase

We are evaluating a prepaid preferred purchase facility with Streeterville for up to $30 million of Series C preferred stock, including an initial $6 million tranche at listing. Subsequent purchases would be at our election, subject to conditions that include trading volume, market capitalization, shareholder approval for issuances exceeding Nasdaq thresholds, maintenance of sufficient authorized shares, and trading above a floor price metric. Conversions would initially be at a fixed price based on the Nasdaq listing valuation and, after the earlier of 180 days post-listing or specified trigger events, at an alternate price equal to the lower of the fixed price and 90% of the lowest daily VWAP in the ten trading days prior to conversion, in each case subject to a floor. In connection with closing, we would issue commitment shares equal to 1.5% of the commitment amount and 3,000,000 warrants that are cash-exercisable at 110% of the fixed price. The arrangement contemplates Streeterville consent rights over certain future debt and equity issuances and a post-listing registration of all shares issuable under the commitment; failure to cause the registration to become effective within a specified period would increase outstanding stated value by a stated percentage per month, subject to caps and tolling. We believe this facility, if executed, would enhance near-term liquidity but would also result in dilution to existing stockholders and could constrain other financing alternatives.

Planned Financing—Regulation Crowdfunding

Most recently, in December 2025, the Company closed a Regulation Crowdfunding offering at a purchase price of $2.99 per share, raising approximately $261,856 through the issuance of 87,475 shares of Common Stock. The Company currently plans to commence an additional Regulation CF crowdfunding offering in February 2026.

Future funding requirements

We anticipate that we will continue to incur net losses for the foreseeable future due to the requisite investment in selling and marketing to grow our brands, costs to incubate new brands, and to potentially engage in future acquisitions. We expect our operating losses to continue until we can increase revenues to support operational costs. We also have short term liabilities that are coming due in the near term.

As of December 31, 2024, we had $0.7 million in cash and cash equivalents. From January 1, 2025 through December 31, 2025, we raised $0.7 million in equity, issued $1.0 million through promissory notes, and $0.4 million of notes convertible into common stock. As of December 31, 2025 we had $0.5 million in cash and cash equivalents.

We believe that our existing cash and cash equivalents will be sufficient to fund our current operating plan through at least March 2026. Based on our current operation and fundraise plan, we believe that our existing cash and cash equivalents, will allow us to fund our operations and meet our debt obligations through May 2027. Our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including the factors discussed in the section of this prospectus entitled “Risk Factors.” We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We expect that we will require additional funding to continue operations and fund growth objectives. Further, our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert the attention of our management from our day-to-day activities, which may adversely affect our ability to meet our business objectives.

Material cash requirements

Our material cash requirements consist primarily of debt obligations, amounts due under convertible instruments and SAFEs upon triggering events, leases and licensing fees, payables to inventory suppliers, and payables for professional services. The timing and magnitude of these cash requirements depend on a variety of factors, including operating performance, compliance with debt covenants, access to capital, and the timing of any liquidity events.

The table below summarizes our material cash requirements as of December 31, 2025, separated between short-term (within the next 12 months) and long-term (thereafter).

Category	Next 12 Months	Thereafter	Total
Secured credit facility principal and interest (1)	$3,277	$-	$3,277
Other debt principal and interest (2)	4,678	263	4,941
SAFEs and convertible instruments (3)	-	500	500
Leases and licensing fees (4)	507	-	507
Supplier payables (5)	4,388	-	4,388
Professional service payables (6)	5,099	-	5,099
Total material cash requirements	$17,949	$603	$18,552

(amount in thousands)

Note: Amounts reflect contractual obligations and known commitments as of December 31, 2025 and do not include discretionary operating expenditures. Amounts also do not include principal and interest of $420,000 of convertible notes that will automatically convert into shares of Common Stock upon the consummation of an initial public offering or direct listing.

(1)	Represents scheduled principal and interest payments under our credit facility, assuming renewal of the credit facility in the ordinary course consistent with historical practice. Amounts are based on contractual repayment terms in effect as of the reporting date and do not reflect potential acceleration resulting from covenant breaches or events of default. The presentation also does not reflect future renewals, extensions, refinancings, or other modifications that management expects to pursue in the normal course of business. Management believes it has the intent and ability to renew the credit facility on an ongoing basis and to satisfy principal obligations as they come due through continued access to the facility, operating cash flows, and other capital-management actions.

(2)	Represents scheduled principal and interest payments under our other indebtedness based on contractual terms in effect as of the reporting date. The amounts presented do not reflect potential acceleration resulting from covenant breaches or events of default, nor do they reflect any extensions, refinancings, or other modifications that management may pursue. All debt instruments scheduled to mature within the next 12 months are held by shareholders, and management is evaluating and expects to pursue a combination of equity conversions and maturity extensions to address principal obligations due within that period.

(3)	Our SAFEs and convertible instruments do not require scheduled cash repayment and are generally convertible into equity upon the occurrence of a qualifying financing, liquidity event, or other specified triggering events. As a result, no cash payments are reflected in the short-term column. Amounts presented in the long-term column reflect potential settlement amounts only in the event that conversion does not occur or upon the occurrence of other contingent outcomes.

(4)	We have an obligation to pay $42,248 per month under our Santa Maria Warehouse (as defined below) lease that ends in December 2026. We do not have any other material leases or licensing fees.

(5)	Represents payables to various suppliers throughout our supply chain. With respect to the two vendors with the largest outstanding balances, management is in active discussions to negotiate a settlement that would involve converting approximately $2.35 million of the outstanding payables into term debt payable over a three-year period. Management is also actively negotiating settlements and other resolutions with a majority of its remaining suppliers.

(6)	Represents payables to various professional service providers related primarily to legal and transaction services, which were largely incurred in connection with acquisitions completed in prior periods. Management intends to negotiate and settle these balances over the next several years through a combination of negotiated reductions and conversions to equity.

Contractual Obligations and Commitments

Bulk wine contracts

In connection with our 2023 acquisition of Winc, we assumed a portfolio of long-term bulk wine supply contracts originally structured to support both Winc’s direct-to-consumer and wholesale operations. These agreements provide for the purchase of bulk wine through the 2025 calendar year, primarily covering the 2023 and 2024 vintage years, at contracted prices generally ranging from $9.00 to $15.50 per gallon.

Since the acquisition, market conditions in the bulk wine segment have deteriorated materially. We believe the decline is other than temporary through the dates for which the contracts apply. Wines that were previously contracted at $10–$15 per gallon now trade for as little as $3 per gallon in the spot market, reflecting approximately a 4% category-wide volume decline and oversupply across key varietals. As a result, the realizable value of the wine under contract has decreased significantly. To address these excess commitments, we are actively evaluating a range of mitigation strategies, including negotiated contract terminations, resale into the bulk market, and alternative production uses. During 2024, we recognized approximately $3.7 million in anticipated losses associated with these contracts.

Supplier contracts

In June 2023, the Company entered into an Asset Purchase Agreement with Full Glass to sell substantially all assets of the Winc DTC business. The total purchase consideration was approximately $11.0 million, consisting of $0.25 million in cash, a $5.25 million senior secured promissory note, a $4.0 million subordinated note, and penny warrants in Full Glass’s parent company.

Following the closing, the parties executed subsequent agreements to define the ongoing commercial terms and expand the relationship.

●	February 2024: Full Glass and AMASS entered into an agreement, under which (i) the warrants issued to AMASS were permanently cancelled and forfeited, (ii) the subordinated note was cancelled, (iii) all prior defaults under the original notes were waived, and (iv) the two existing promissory notes were consolidated into a single Amended and Restated Secured Promissory Note with an initial principal balance of $1.884 million, bearing interest at 8% per annum with monthly $150 thousand payments beginning in March 2024. The restatement reflected an agreed purchase-price reduction of approximately $1.6 million, which was estimated in 2023. For such considerations, Full Glass accelerated repayment of the Secured Promissory Note that existed prior to this amendment. On the same date, AMASS and Full Glass executed a Multi-Year Wine Purchase Agreement under which Full Glass committed to purchase approximately 111,000 cases of finished wine (aggregate value ≈$4 million) through February 2026 at a price of $36 per case, subject to a semi-annual $1 million take-or-pay minimum and 30-day payment terms, thereby establishing AMASS as a continuing production partner for Full Glass’s portfolio. At this time Full Glass is in default of the production agreement and a settlement is being negotiated.

●	October 2024: The note balance was reduced to $718 thousand, with continued $150 thousand monthly payments and an additional $215 thousand principal pay-down linked to bank funding. A concurrent letter agreement required Full Glass to pay $695 thousand toward outstanding trade payables owed to AMASS in two tranches tied to the facility’s funding timeline.

Settlement of Pennsylvania Warehouse

In August 2024, the Company terminated its warehouse lease in Bethel Township, Pennsylvania. As a result of the termination, in March 2025 the Company entered into a Lease Termination and Settlement Agreement with the lessor. Under the agreement, the Company was required to forfeit its security deposit of $300,000 and pay an additional $75,000 between April and October 2025. The security deposit was expensed as an expected loss in 2024 as it was reasonably knowable that we were not going to be having the security deposit returned, but any further amounts were not known nor quantifiable. The loss of the security deposit was shown as an adjustment to net income in cash flows from operations as of December 31, 2024. The payments made in 2025 will be shown in cash flows from operations.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 3, “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.

Credit Facility Covenant Breach

In August 2025, we experienced a technical breach of certain financial covenants under our credit facility, primarily related to minimum liquidity and financial ratio requirements. As a result of this breach, the outstanding borrowings under the credit facility became subject to potential default remedies, including acceleration.

Following the breach, we entered into discussions with the lender to obtain a waiver and/or forbearance with respect to the applicable covenant violations. There have been no demands from the lender, but there can be no assurance that such waiver and/or forbearance will be received, or that we will continue to comply with such covenants in future periods.

The covenant breach and related waiver underscore our dependence on continued access to liquidity and the importance of maintaining compliance with our debt agreements. Failure to maintain compliance could require us to seek additional waivers, restructure our indebtedness, raise additional capital, or curtail operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP), which require management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures. These estimates are inherently uncertain, and actual results may differ from those estimates. The following accounting policies and estimates are material to our financial condition and results of operations and require significant management judgment.

Critical Accounting Policies

Fair Value Option

ASC 825, Financial Instruments (ASC 825), allows for entities to elect the “fair value option,” which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

The Company has elected the fair value option on its equity investment in De Soi, Inc. (“De Soi”). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

Business combinations

The Company accounts for business combinations under ASC 805, Business Combinations, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Inventory
Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method and consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Impairment of long-lived assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, Intangibles-Goodwill and Other (ASC 350). Goodwill is tested at least annually, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill.

Stock-based compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue Recognition

The Company recognizes revenue under FASB ASC 606, Revenue from Contracts with Customers. The Company derives its revenue primarily through the sale of alcohol and non-alcoholic spirits, wine, and seltzers in both wholesale and direct to consumer channels. Spirits, wine, and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal and self-care products were sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer,
●	Identification of the performance obligations in the contract,
●	Determination of the transaction price,
●	Allocation of the transaction price to the performance obligations in the contract, and
●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company’s sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

As the Company’s standard payment terms are less than one year, the Company has elected, as a practical expedient, to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable source that depicts the price as if sold to a similar customer in similar circumstances. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing component as payments are received at or shortly after the point of sale.

Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. The Company has concluded that none of the costs it has incurred to obtain and fulfill its sales contracts meet the capitalization criteria, and as such, there are no costs deferred and recognized as assets on the balance sheets at December 31, 2024 and 2023.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors’ sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, including discounts offered to the end customer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results, and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2024 and 2023.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations and known at the time of the transaction.

Critical Estimates

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method and includes materials, labor, and applicable overhead. We regularly evaluate inventory for potential obsolescence, slow-moving or excess quantities, spoilage, shrinkage, and changes in net realizable value. These estimates require management judgment and are influenced by factors such as changes in consumer demand, supply chain disruptions, inflation, and raw material price volatility, any of which could materially impact our results.

Estimation in 2024 included expected losses on long-term supply contracts where the net realizable value of certain inventoriable goods are believed to be below the contractual purchase price. As it pertains to the Company’s bulk wine purchase, this includes consideration of the varietal, vintage, and volume of product versus the market price.

Long-term Contracts

We evaluate long-term supply and purchase contracts to determine whether the expected costs to fulfill our obligations exceed the anticipated economic benefits. When estimated costs under a supply contract exceed its realizable value, we recognize a loss for the difference in accordance with U.S. GAAP. These estimates require management judgment regarding future market prices, utilization, and recoverability, and actual results may differ from those estimates. Changes in these assumptions could materially affect the amount of expense recognized in our financial statements.

Impairment on goodwill

We allocate the purchase price in business combinations to net assets, including identifiable intangible assets and goodwill. Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment at least annually or whenever indicators of impairment arise. Definite-lived intangible assets are amortized over their useful lives and tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Inputs to impairment tests include market multiples, forecasted cash flows, growth rates, margins, allocations between reporting units, and long-term projections.

Intangible asset valuation

The determination of the fair value of identifiable intangible assets acquired in business combinations requires significant management judgment. The Company values trademarks and other brand-related intangible assets using the relief-from-royalty method, which estimates the present value of future after-tax cash flows saved by owning the asset rather than licensing it.

Key inputs include projected revenues attributable to the acquired brands, an assumed royalty rate, and a discount rate that reflects the time value of money and the risk characteristics of the underlying cash flows. These assumptions are inherently subjective and based on management’s best estimates at the acquisition date. Changes in the royalty rate, discount rate, or projected revenue growth could materially impact the resulting fair value and related amortization or impairment conclusions.

Fair value of equity awards

We grant equity-based awards for compensation purposes. The measurement of compensation expense for these awards requires management to estimate the fair value of the underlying common stock, for which there is no market, as well as the awards on the grant date, which require assumptions regarding expected term, volatility, dividend yield, and forfeiture rates. Changes in these assumptions could materially affect the amount of expense recognized in our financial statements.

Fair value measurements of investments

The Company measures certain investments at fair value on a recurring basis under ASC 820, using Level 3 inputs due to significant unobservable assumptions. Fair value is determined using a market-based approach that considers comparable company multiples, liquidity discounts, and recent transactions, including partial investment sales. Further, the investment’s management’s projections are utilized in the analysis, which is also subject to significant estimation. Changes in these assumptions could materially affect the valuation. There were no changes in valuation methodologies during the years ended December 31, 2024 and 2023.

Accounts receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. The Company evaluates the creditworthiness of its customers prior to extending credit and monitors the aging and collectability of receivables on a continuous basis. The Company establishes an allowance for expected credit losses on financial assets, including trade and other receivables, at each reporting date. The allowance reflects management’s estimate of lifetime expected credit losses based on historical collection experience, the type and credit quality of the customer, the age of outstanding receivables, and current and expected future economic conditions. Management uses the best information available to make these estimates; however, future adjustments may be required if there are significant changes in customer financial condition or broader economic trends.

Quantitative and Qualitative Disclosures About Market Risk

Global Trade Environment

We continue to monitor developments in global trade policy, including the potential for new or increased tariffs and retaliatory actions by trading partners. These factors may impact our sourcing, cost structure, and international growth strategy, and we actively evaluate mitigation strategies to limit potential adverse effects.

We expect certain market conditions and their related impacts to persist through Fiscal 2025 and into 2026, which could materially affect our results of operations and financial condition. We will continue to closely monitor evolving consumer demand trends and broader economic conditions and assess their effects on our business. We regularly evaluate margin profiles on all of our imported products and action on mitigation strategies to reduce the impact of tariffs or other global market factors. Our mitigation strategies include pricing actions, productivity improvements, inventory management, and optimized marketing, which may not be sufficient in all cases. Additionally, severe weather events such as wildfires, droughts, floods, extreme heat, or late frosts could adversely impact both our supply chain and consumer purchasing behavior, potentially resulting in a material effect on our operations and financial results.

Inflation Risk

Inflationary pressures have the potential to adversely affect our business operations, financial condition, and results of operations. Rising costs associated with cost of labor, research and development costs, and raw materials can lead to increased production and operational expenses. If we are unable to pass these increased costs onto our customers through pricing adjustments, our profit margins may be negatively impacted.

Furthermore, inflation can influence consumer behavior, particularly in discretionary spending categories such as premium beverages. Economic pressures may lead consumers to reduce, trade down, or delay purchases of non-essential or higher-priced beverage products, which could adversely affect demand for our offerings.

Emerging Growth Company and Smaller Reporting Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. As a result of this election, our consolidated financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

BUSINESS

Stockholders should read this section in conjunction with the more detailed information about the Company contained in this prospectus, including our audited financial statements and the other information appearing in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

AMASS Brands Inc (“AMASS,” the “Company,” “we,” “our,” or “us”) is a Delaware corporation with our principal place of business in Santa Maria, California. Founded in 2016, AMASS is building a diversified premium beverage platform at the intersection of craft, wellness, and functionality. Our mission is to modernize drinking occasions with products that are premium, health-conscious, and culturally resonant.

We operate across multiple categories—spirits, wine, and non-alcoholic alternatives—creating a uniquely diversified portfolio aligned with long-term consumer shifts toward moderation, premiumization, and wellness. Our brands are distributed primarily in the United States through wholesale, on-premise and direct-to-consumer (“DTC”) channels.

For the year ended December 31, 2024, we generated $22.0 million in net revenues and incurred a net loss of $15.0 million. For the year ended December 31, 2023, we generated $33.0 million in net revenues and recognized net income of $5.0 million. Since inception, we have generated more than $78 million in cumulative revenue across our portfolio

Our Corporate Structure & History

AMASS is a corporation formed on September 22, 2016, under the laws of the State of Delaware. With a principal place of business in Santa Maria, California, we sell alcoholic and non-alcoholic beverages through wholesale and online platforms and invest in and acquire different companies and entities in the aforementioned categories and industries.

In the past, we offered a limited selection of personal and self-care products (e.g., lotions, soaps, candles) which were historically included in our spirits category and accounted for less than 5% of annual revenue. As of the date of this prospectus, such products are not a priority on a go-forward basis.

In 2022, AMASS entered into an Asset Purchase Agreement (the “Asset Purchase”) for substantially all assets and liabilities of GEM&BOLT, LLC (“GEM&BOLT”); which was accounted for as a business acquisition. As part of the Asset Purchase, AMASS acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV (“Art+ Plants”), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art+ Plants company manages mezcal production.

In December 2022, AMASS formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC (“PCAC”), Project Crush DTC Sub LLC (“DTC Sub”), and Project Crush Wholesale Sub, LLC for its anticipated asset purchase of Winc, Inc. (“Winc”). In February 2023, the Project Crush Wholesale Sub, LLC changed its legal name to Maison Thomas, LLC (“Maison Thomas”).

The asset purchase of substantially all of the assets of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer (“Winc.com DTC”) e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio products which are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally.

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, “222 Spirits”).

Portfolio of Brands

AMASS manages a diversified portfolio of wholly owned brands, acquisitions, and minority interests spanning spirits, wine and non-alcoholic wine:

- AMASS – The flagship brand of spirits and non-alcoholic alternatives. AMASS is known for its clean formulations and design-forward positioning.

- Spirits

- GEM&BOLT Mezcal – A premium mezcal brand infused with damiana herb blending traditional craftsmanship with modern branding.

- Calirosa Tequila (via 222 Spirits) – A premium tequila brand co-founded with Adam Levine of Maroon 5. Calirosa is uniquely aged in red wine barrels, which impart its signature pink hue and nuanced flavor profile.

- Wine & Non-Alcoholic Wine

- Summer Water – A lifestyle rosé brand that resonates strongly with millennial and Gen Z consumers.

- Folly of the Beast – An accessible Pinot Noir emphasizing quality and sustainability.

- Organic & Biodynamic Imports – Partnerships with producers including Pizzolato (Italy), Biokult Österreich (Austria), and Maison Raymond (France).

- Good Twin – A premium non-alcoholic wine option designed for the growing “sober-curious” and moderation segments, offering consumers wine-style ritual and flavor without alcohol.

- Non-Alcoholic Aperitifs & Functional Water (Minority Interests)

- De Soi – A non-alcoholic aperitif co-founded by AMASS alongside Katy Perry. AMASS now holds a minority interest in the company, which targets the premium no/low-alcohol segment with sophisticated, occasion-based offerings.

- HpO – A pea protein sparkling water brand where AMASS holds a minority interest, combining plant-based protein with hydration to meet functional beverage demand.

Business Model

We operate through a multi-channel platform, generating revenue via:

- Wholesale distribution through national retailers, distributors, and on-premise accounts.

- Direct-to-consumer (DTC) via online channels and brand websites.

- International expansion (under evaluation), initially focusing on Canada, select European markets and global travel retail, and in the longer term, select markets in Asia and Latin America.

Our model is designed to balance scale with consumer engagement while leveraging acquisitions and brand incubation to accelerate portfolio growth.

Competitive Strengths

Functional innovation – Differentiated use of clean-label ingredients and adaptogens.

- Established distribution – Over 40,000 points of sale worldwide.

- Diverse portfolio – Multi-category platform spanning spirits, wine, and non-alcoholic.

- Experienced leadership – Management team with strong track record in beverage operations, brand-building, and acquisitions.

Growth Strategy

Our strategy for long-term growth includes:

- Expanding distribution across wholesale, retail, and on-premise accounts.

- Scaling direct-to-consumer and e-commerce platforms.

- Investing in innovation and new product launches.

- Executing strategic acquisitions to broaden our portfolio.

- Targeting international expansion, including Global Travel Retail and targeted new markets.

Current Markets

At present, our commercial operations are concentrated in the United States. Our products are distributed domestically through a network of third-party distributors, retail partners, and direct-to-consumer channels, subject to applicable regulatory restrictions.

We have had limited international sales activity, including certain historical or brand-specific sales in Canada, Europe, and Asia. These activities have been conducted through third-party partners and have not represented a significant portion of our revenues. In addition, we utilize a fully owned Mexican subsidiary and third-party production arrangements in Mexico for certain agave-based spirits products, but we do not currently maintain dedicated international sales teams, distribution infrastructure, or regulatory licenses outside the United States.

International Expansion Strategy

International expansion represents a long-term growth opportunity rather than a current operating focus. We are in the early stages of evaluating potential expansion into select international markets, including Canada, select European markets and global travel retail, and in the longer term, select markets in Asia and Latin America. These efforts are currently limited to market research, potential distributor discussions, and strategic evaluation.

We have not entered into definitive distribution agreements, committed material capital, or commenced material commercial sales activities outside of the United States. Any future international expansion is subject to regulatory approvals, distributor arrangements, market conditions, and the availability of capital, and there can be no assurance that such expansion will occur on favorable terms or at all.

Our Current Stage

AMASS is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our planned presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

With 10+ core distinctive brands, our portfolio spans the entire spectrum of spirits and wine, underscoring AMASS’s commitment to variety and quality. Some of our notable brands include, Calirosa, Summer Water Rosé, Folly of the Beast, GEM&BOLT Mezcal, Good Twin, Pizzolato Organic Wine, Biokult Österreich and Maison Raymond.

Future Roadmap

We intend to broaden our presence in non-alcoholic and functional beverages, and expand our international distribution footprint. By leveraging our platform capabilities, distribution scale, and innovation pipeline, we aim to establish AMASS as a leading next-generation beverage company.

Competition

We compete against large global conglomerates such as Diageo, Pernod Ricard, Constellation Brands, and Brown-Forman, as well as regional and craft producers. Our differentiation lies in premium positioning, health-conscious innovation, and a multi-category approach that allows us to appeal to younger consumers and evolving drinking habits.

Chief Operating Officer Prior Bankruptcy Disclosure

AMASS Brands Inc’s Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer for BWSC LLC, D/B/A Winc (“Winc”), which filed for bankruptcy in November of 2022 as a result of several market factors and the COVID pandemic. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc’s board of directors, she was involved in the management and strategy of its business. See the Risk Factors section of this prospectus, below, for how this may affect your investment.

Our Customer Base

We sell our portfolio of beverage alcohol and non-alcohol products to a diverse group of customers across the United States. Our customer base includes national and regional distributors, wholesalers, and direct-to-consumer (“DTC”) customers through our e-commerce platforms. No single customer accounted for more than 9.9% of our net revenues in 2024, and our top ten customers together represented approximately 46.6% of net revenues.

Notwithstanding this diversification, one of our customers, Full Glass, is party to multiple commercial arrangements with us that have resulted in loss-making sales and adverse cash flow effects. In 2024, we recognized $0.8 million of losses on sales under the Full Glass supply contract for which we sell finished wine below current costs. Full Glass is also in default under a multi-year wine purchase agreement that includes fixed pricing and take-or-pay minimums through February 2026, and we are negotiating a potential settlement.

While Full Glass did not exceed 10% of net revenues in 2024, our exposure to this customer may be significant in certain periods due to the pricing of these arrangements and the concentration of related accounts receivable. For the year ended December 31, 2024, sales to Full Glass represented approximately [●]% of net revenues, and amounts due from Full Glass represented approximately [●]% of accounts receivable at period-end. These arrangements, and Full Glass’s default, have negatively affected our gross profit and operating cash flows and may continue to do so while the commitments remain outstanding. Brief descriptions of the material terms of our agreements with Full Glass can be found immediately below.

Asset Purchase Agreement (June 11, 2023)

AMASS and its affiliates (as sellers) agreed to sell to Full Glass the DTC wine business assets (the “Asset Purchase Agreement”), including inventory, trademarks, technology, marketing materials, data, and specified contracts, subject to stated exclusions and with Full Glass assuming defined liabilities; closing required execution of ancillary transfer documents and a transition services and license arrangement, with customary representations, indemnification (including survival and caps), and cooperation covenants governing post-closing matters and transfer mechanics. The agreement provides non-assignment procedures where third-party consents are required, restricts public announcements prior to closing, allocates transfer taxes, and includes confidentiality and trademark use covenants.

Amendment to Agreement (June 21, 2023)

AMASS and Full Glass amended the Asset Purchase Agreement to provide that Full Glass would advance $150,000 to AMASS affiliates before closing, creditable against closing cash if the transaction closes, and otherwise treated as an “Extension Deposit” under the parties’ LOI upon termination; all other terms of the Asset Purchase Agreement remained in effect.

Second Amendment and Waiver to Asset Purchase Agreement (June 11, 2023)

AMASS and Full Glass amended schedules to the Asset Purchase Agreement (including transferred trademarks and contracts), added clarifying provisions related to the prior bankruptcy acquisition by BWSC, and included a new “No Other Representations” section for seller acknowledgments; with seller indemnification for any resulting damages, and certain estimated post-closing adjustment amounts were set. The amendment provides that its terms control over any conflict with the Asset Purchase Agreement and confirms continued application of the agreement’s miscellaneous provisions.

Disclosure Schedule to Asset Purchase Agreement (June 11, 2023)

The disclosure schedule sets forth exceptions, supplemental details, and lists supporting the representations, warranties, and schedules to the Asset Purchase Agreement, including title and condition matters, permit and licensing inventories across jurisdictions, and a comprehensive register of material contracts and assignments relevant to the transferred assets and assumed liabilities.

Amended and Restated Secured Promissory Note (February 29, 2024)

Full Glass (as borrower) issued to AMASS (as lender) an amended and restated senior secured promissory note in the principal amount of $1,884,023.62, bearing interest at 8.0% per annum, requiring $150,000 monthly payments beginning March 1, 2024, and maturing on the earlier of April 30, 2025 or acceleration, with customary default interest, offset rights tied to indemnification under the Asset Purchase Agreement, and security interests over defined collateral subject to covenants and events of default. The note reflects the Restatement Agreement’s reduction of principal and cancellation of the subordinated note, and includes a waiver of any defaults existing prior to the effective date.

Restatement Agreement (February 29, 2024)

AMASS and Full Glass agreed that upon a “Payment Event” (receipt by AMASS Parties of $3,500,000 in cash by March 1, 2024), the AMASS warrant would be cancelled, the senior and subordinated notes would be collectively amended and restated into a single $1,884,023.62 note with prior defaults waived, all guaranties would terminate, and certain purchase price adjustment provisions under the Asset Purchase Agreement would be deleted; AMASS retained a limited board observer right until the restated note is satisfied. The parties also terminated the transition services agreement (with specified survivals and no further amounts owing), set storage and landlord acknowledgment obligations for company inventory at AMASS facilities, and established delivery and payment schedules for “Ordered Inventory”; tax treatment was agreed as purchase price adjustments.

Multi-Year Wine Purchase Agreement (February 29, 2024)

AMASS (as seller) and a Full Glass affiliate (as buyer) entered into a multi-year agreement for the manufacture, purchase, and sale of wine products through February 28, 2026, providing for quarterly demand forecasts, minimum purchase order quantities per SKU and production run, and FCA (Incoterms 2020) delivery terms with title and risk of loss passing upon loading at the delivery point; a schedule reflects committed bulk wine volumes by varietal/SKU.

Second Amended and Restated Promissory Note (October 23, 2024)

Full Glass (as borrower) issued to AMASS (as lender) a second amended and restated senior promissory note in the principal amount of $717,714.38, bearing interest at 8.0% per annum, requiring $150,000 monthly payments beginning November 1, 2024 and an additional $215,000 principal payment upon specified bank facility funding, with maturity on the earlier of April 30, 2025 or acceleration and a waiver of all prior defaults as of the effective date. The note incorporates offset rights tied to indemnification under the Asset Purchase Agreement and provides that, upon receipt of a $550,000 repayment in respect of the prior amended and restated note, the security interests automatically terminate and UCC and IP security filings may be terminated.

Our Employees

As of December 31, 2025, we employed approximately 25 full-time employees, primarily located across the continental United States. Our employees are engaged across functions including sales, marketing, operations, finance, and product development. We believe our ability to attract, develop, and retain top talent is critical to our long-term success, particularly given the competitive nature of the consumer products and beverage alcohol industries. None of our employees are represented by a labor union, and we consider our relationship with our employees to be strong. In addition, we supplement our workforce with independent contractors and consultants where specialized expertise is required. We are committed to fostering a culture that emphasizes collaboration, accountability, and innovation, while investing in employee development and engagement to support the continued growth of our business.

Outsourcing

We rely on a network of third-party service providers and strategic partners to support key aspects of our operations. These include contract manufacturers for production and bottling, third-party logistics providers for warehousing and fulfillment, and specialized vendors for functions such as information technology, customer service, and compliance. Outsourcing these functions allows us to maintain a scalable and capital-efficient operating model, focus our resources on brand building and innovation, and access specialized expertise without incurring significant fixed costs. We maintain relationships with multiple suppliers and partners to help mitigate concentration risk, but the loss of, or disruption at, a key outsourced partner could have an adverse effect on our business.

Distribution and Brokerage Arrangements

We distribute our alcoholic beverage products primarily through third-party licensed wholesalers and distributors pursuant to distribution agreements that generally grant exclusivity for specified brands and territories, while in certain cases permitting us to retain direct-to-consumer sales rights (where permitted by law). These agreements typically include: (i) pricing set forth in agreed price lists, with advance notice of price changes (often 60–90 days); (ii) customary payment terms (including net payment terms) and late charges on past-due amounts; (iii) an initial term (often three years) with renewal provisions that in some cases are tied to achievement of agreed sales targets; (iv) termination rights for cause (including non-payment, insolvency, loss of required licenses, or other material breach) subject to notice and cure periods, and in some cases termination without cause by the distributor upon advance notice; (v) post-termination obligations, which may include the resale or transfer of remaining inventory at laid-in cost and cessation of use of our trademarks; and (vi) ongoing performance and reporting obligations, including commercially reasonable or “best efforts” promotion of the brands and periodic (often monthly) sales and depletion reporting. Certain of our agreements also include minimum performance thresholds tied to renewal and/or liquidated-damages style payments in limited circumstances if terminated early without cause. Certain distribution agreements also include provisions that may be triggered by a change of control or sale of a brand or related intellectual property, including requirements that a purchaser assume the agreement and/or that we pay a fee or termination payment in specified circumstances, which may survive termination.

Suppliers

We source raw materials, packaging, and finished goods from a network of domestic and international suppliers. Key inputs include bulk wine, spirits, glass, closures, and packaging materials. We work with both long-term strategic suppliers and spot market vendors to maintain flexibility and manage costs. In certain cases, we rely on a limited number of suppliers for specific ingredients or components, and disruptions in the availability or quality of these materials could adversely affect our operations. However, we do not rely on any one particular supplier and believe we can find suitable replacements in the event we lose any particular supplier. We actively manage supplier relationships and diversify sourcing where feasible to mitigate concentration risk and supply chain volatility. We believe our supplier base is generally stable and provides us with access to the quality and innovation required to support our brands.

Our principal raw materials include grapes and bulk wine, spirits and packaging inputs such as glass bottles, closures, labels, and other packaging materials. For our wine portfolio, we source grapes and bulk wine entirely from third parties through a combination of contracted grapes, contracted bulk wine, spot grapes, and spot bulk wine, and we utilize a mix of longer-term strategic relationships and spot market purchases to support continuity of supply.

We also procure certain bulk wine, finished wine, and storage and bottling services pursuant to written agreements such as those filed as exhibits to this registration statement. Under a bulk wine purchase agreement for a rosé program (Exhibit 10.30), we agreed to purchase 150,000 gallons for harvest years 2024 through 2028 at $13.50 per gallon, with pricing increasing by 3% per annum in the evergreen renewal period and capped at $14.00 per gallon. Payments are made in four installments (25% due September 1 and December 1 of the harvest year and 25% due March 1 and June 1 of the following year). We are required to accept the bulk wine by December 1 following harvest; bulk wine not paid for and shipped within 30 days after December 1 is subject to storage charges of $0.14 per gallon per month. Title does not transfer until all amounts owed are paid in full, and risk of loss shifts at acceptance as defined in the agreement. The agreement provides for interest on late payments at 1.5% per month, and if an invoice is more than 45 days past due, then the supplier may sell all or a portion of the bulk wine to a replacement buyer, with us remaining responsible for any decrease in the sale price. The agreement automatically renews annually after the initial term unless timely notice of intent to terminate is delivered during the specified annual notice window, and includes termination rights, including termination following a force majeure event preventing performance for 30 or more consecutive days, and the supplier’s right to terminate immediately for nonpayment, other noncompliance, or insolvency/bankruptcy. The agreement also grants the supplier a security interest in the bulk wine and proceeds to secure payment obligations.

We also have finished bulk wine purchase agreements (E.g. Exhibits 10.32 and 10.33) providing for the purchase of specified annual volumes across multiple vintages at fixed prices per gallon. For example, one agreement provides for 77,000 gallons per vintage of a California Red Wine Blend for the 2021–2023 vintages at $9.00 per gallon, and another provides for 60,000 gallons per vintage of California Cabernet Sauvignon for the 2021–2023 vintages at $9.85 per gallon. Under these agreements, we pay 100% net 30 days from the date of shipment or bottling; storage fees of $0.08 per gallon per month beginning on April 1 following harvest, and wine must be shipped or bottled and paid for in full by December 31 one year following harvest. Delinquent amounts are subject to a late charge of 1.5% per month, and failure to pay does not constitute a default until the seller makes written demand and we fail to pay within 10 days after receipt of the demand. Title and risk of loss transfer upon shipment, and the seller represents that it is the sole owner of the wine and will deliver it free of liens; the agreements also include assignment restrictions requiring the other party’s written consent.

In addition, we rely on third-party storage and bottling services under a custom storage and bottling agreement (Exhibit 10.31) that expires on December 31, 2028, and applies to vintages 2024–2027. Under that agreement, we commit to deliver approximately 120,000 gallons per vintage for storage and to bottle approximately 50,000 9L equivalent cases per vintage, and the service provider may charge for the greater of cases actually bottled or 80% of the aggregate bottling commitment if bottling volumes fall short. Bottling charges are due 15 days after each bottling event and other charges are due 30 days after billing; past due amounts bear a late charge of 1.5% per month. The agreement includes scheduling requirements (completed bottling work orders due 30 days prior to bottling; bulk wine delivered 14 days prior; packaging delivered no later than two business days prior), and provides that delays caused by late or defective wine or packaging may result in cancellation fees as specified in the agreement. We supply all packaging materials (including bottles, labels, closures and boxes) and are responsible for packaging condition/quality and label compliance, and bottled wine must be removed within five business days after bottling. The agreement includes limited cancellation rights for later vintages subject to notice and buy-out fees (including $221,450 payable by September 1, 2026 if cancelled after the 2025 bottling and before the 2026 vintage, and $136,000 payable by September 1, 2027 if cancelled after the 2026 bottling and before the 2027 vintage), as well as default provisions (including a 30-day notice period for payment defaults and cure provisions for other breaches) and dispute resolution through arbitration in California.

Strategic Acquisitions

In December 2022, the Company entered into a debtor-in-possession credit facility (DIP) to fund Winc during the Company’s section 363 asset acquisition. Under the DIP, the Company paid $2,000,000 in December 2022 and an additional $1,500,000 in January 2023. Total interest and credits earned on the DIP was $133,832 and was considered part of the purchase consideration on January 23, 2023, along with the principal, as part of the Company acquisition of Winc.

In January 2023, the Company finalized the Asset Purchase Agreement to acquire substantially all of the assets and liabilities from Winc out of bankruptcy through a Section 363 sale. The Company considers the net assets acquired through the Winc transaction to be two business units: wholesale and Winc.com DTC.

On September 19, 2024, the Company entered into an Asset Purchase Agreement to acquire 50.0001% of the equity stake in 222 Spirits Holdings, LLC. The Company issued 2,220,150 shares of Series B-3 Preferred Stock as total consideration for the transaction. 222 Spirits houses the IP for the brand Calirosa, a brand backed by Adam Levine in which the tequila is aged in red wine barrels.

Regulatory Environment

Our operations, together with those of our distributors, retail accounts, and ingredient and packaging suppliers, are subject to extensive regulation by federal, state, and local authorities in the United States and in foreign jurisdictions where our products are sold. In the United States, the production, distribution, marketing, and sale of our craft spirits, canned cocktails, and other beverage alcohol products are overseen by agencies including the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the U.S. Food and Drug Administration (“FDA”), and various state-level alcohol beverage control boards. We must comply with a wide range of requirements relating to labeling, advertising, formulation, permitting, packaging, storage, and distribution, as well as state and local tax obligations in all jurisdictions where our products are sold and federal excise taxes on spirits removed from bond. We continuously monitor regulatory developments to maintain compliance with all applicable tax, licensing, and reporting requirements, and in states where we operate, we are also subject to city and county building, land use, and other local codes and regulations.

Maison Thomas maintains 24 active wholesale permits for the states in which it directly conducts sales and distribution. In 13 additional states, operations are conducted either through third-party entities that hold the requisite licenses (8 states) or through our distributor partner, which maintains the relevant licenses (5 states). Certain jurisdictions, including Alaska, Florida, Hawaii, and South Dakota, do not require a state-level license for our activities. The Company’s spirits portfolio is distributed exclusively through third-party partners that possess and maintain all required state and federal approvals.

We utilize Avalara, a third-party software platform, to manage state-level compliance, excise tax filings, and reporting obligations. Avalara assists us in ensuring adherence to applicable federal and state regulations and enables us to scale operations efficiently while reducing the administrative burden of multi-jurisdictional compliance and product registration.

Alcohol-related regulation

We are subject to extensive regulation in the United States by federal, state and local laws and regulations regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the TTB and the FDA. The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing labeling guidelines, including input and alcohol content requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of spirits and alcoholic beverages through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well as the state laws of each state in which we sell our products. In the states in which our distilleries are located, we are subject to alcohol-related licensing and regulations by many authorities, including the state department of alcohol beverage control or liquor control. State agents and representatives investigate applications for licenses to sell alcoholic beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce state alcoholic beverages laws. We are subject to municipal authorities with respect to aspects of our operations, including the terms of our use permits. These regulations may limit the production of alcoholic beverages and control the sale of alcoholic beverages, among other elements.

Employee and occupational safety regulation

We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act (“OSHA”), and regulations governing prohibited workplace discriminatory practices and conditions. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer. We are also subject to employment and safety regulations issued by state and local authorities.

Environmental regulation

Due to our production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform similar purposes.

Privacy and security regulation

We collect personal information from individuals. Accordingly, we are subject to several data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws; and the General Data Protection Regulation (“GDPR”). In addition, the Federal Trade Commission and many state attorneys general have interpreted existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. Certain states have also adopted robust data privacy and security laws and regulations. In response to such data privacy laws and regulations and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-party provisions, and employee trainings to help ensure that we handle information about our employees and customers in a compliant manner. We maintain a global privacy policy and related procedures and train our workforce to understand and comply with applicable privacy laws.

Intellectual Property

We rely on a combination of trademarks, domain names, copyrights, and trade secrets to protect our brands and proprietary rights. We believe the trademarks, including brand names, logos, and distinctive packaging designs, we use are valuable assets that help differentiate our products in the marketplace and build consumer loyalty. We actively manage and maintain registrations for our key marks in the United States and in select international jurisdictions where our products are sold. In addition, we rely on confidentiality agreements, non-disclosure agreements, and other contractual protections with employees, contractors, and business partners to safeguard our proprietary information, formulations, and know-how. Although we consider our intellectual property protections to be robust, we cannot be certain that they will prevent others from misappropriating our rights or developing competing products that do not infringe on our intellectual property. From time to time, we may be required to enforce or defend our intellectual property rights, which could result in significant costs or diversion of resources.

Following the April 12, 2024 transaction, legal ownership of the AMASS® trademark (U.S. Reg. No. 5,498,634; Serial No. 87-215,668) and associated goodwill resides with Resonant Subholdings Inc., a Delaware corporation. We hold an exclusive, worldwide, royalty-free license from Resonant permitting the continued use of the AMASS® name for our product lines and marketing operations. The license includes customary quality-control provisions under which we must maintain specified product quality standards and comply with brand usage guidelines, and provides the licensor with customary approval rights designed to protect the goodwill of the mark. All goodwill generated from our continued use of the AMASS® mark accrues to Resonant as the trademark owner. The license contains standard commercial terms, including provisions addressing termination for cause and other customary remedies, as well as assignability and successor-in-interest concepts intended to support continuity of our rights; however, the effectiveness of such provisions against purchasers or successors in the event of an enforcement or insolvency proceeding may be subject to applicable law and the circumstances of any transfer, as described in Risk Factors. We do not have any ownership interest in the AMASS® trademark following the transaction.

We own registrations for GOOD TWIN in the United States, and our affiliate, Project Crush Acquisition Corp., LLC, owns registrations in the United States for its brands, including SUMMER WATER and associated logos.

Property

We do not maintain a traditional brick-and-mortar corporate headquarters office. Our executive team primarily works remotely. Our primary mailing address is in Santa Maria, California, and our primary operating facility is our leased warehouse in Santa Maria described below.

Santa Maria, California (Operating Warehouse and Primary Mailing Address): We lease a warehouse facility located in Santa Maria, California, which we use to store wine and spirits inventory, dry goods, and point-of-sale items (the “Santa Maria Warehouse”), serving both our wine and spirits segments. The on-site team performs inventory management, wholesale wine order fulfillment, and direct-to-consumer order fulfillment for Good Twin. The Santa Maria Warehouse is licensed under AMASS Brands Inc as a federal wholesaler and holder of California Type 02 and Type 14 licenses, authorizing the storage and distribution of wine and spirits. Through our wholly owned subsidiary, Maison Thomas LLC, the same location is licensed as a federal importer and wholesaler and holds California Type 09, Type 17, and Type 18 licenses, authorizing the importation into California and distribution of alcoholic beverages. The Santa Maria Warehouse lease expired in December 2023 and was renewed in January 2024, January 2025, and January 2026, each time for a one-year term. The Santa Maria Warehouse is currently operational and supports our ongoing wholesale and direct-to-consumer activities.

Bethel Township, Pennsylvania (Former Warehouse Facility): As part of the Winc acquisition in January 2023, we assumed contracts for two warehouse facilities: the Santa Maria Warehouse and a warehouse facility located at 1515 Garnet Mine Road, Bethel Township, Pennsylvania (the “Former Warehouse Facility”). The Former Warehouse Facility lease was terminated in July 2024, and we surrendered the premises and ceased operations at the facility. In March 2025, we entered into a Lease Termination and Settlement Agreement with the landlord of the Former Warehouse Facility. The final scheduled payment under that agreement was due in October 2025, and all obligations under the Lease Termination and Settlement Agreement have been satisfied and no amounts remain due. As a result, we no longer lease or operate the Former Warehouse Facility.

Los Angeles, California (Former Office Location): We previously maintained office space at 927 Santa Fe Avenue, Los Angeles, California, which was terminated by mutual consent with the landlord, and we do not have any remaining obligations under that lease. We do not currently maintain a separate executive office location.

Legal Proceedings

From time to time, we may become involved in claims, litigation, regulatory inquiries, audits, or other legal proceedings arising in the ordinary course of business. These matters may include commercial disputes with suppliers or distributors, employment-related claims, intellectual property matters, or regulatory compliance issues. We are not currently a party to any material pending legal proceedings, and, to our knowledge, no such proceedings have been threatened against us. While the outcome of legal proceedings is inherently uncertain, we do not believe that any existing claims or proceedings, individually or in the aggregate, would have a material adverse effect on our business, financial condition, or results of operations.

On July 12, 2024, we filed a civil action against VV1515 LLC, the landlord of our former Pennsylvania facility, in the United States District Court for the Eastern District of Pennsylvania, captioned AMASS Brands Inc. v. VV1515 LLC, Case No. 2:24-cv-04299, relating to a dispute concerning the termination of our lease for premises located at 1515 Garnet Mine Road, Bethel Township, Pennsylvania. In March 2025, we entered into a Lease Termination and Settlement Agreement with the landlord that resolves the dispute and provides for the dismissal with prejudice of the litigation. The landlord retained our $300,000 security deposit, and we agreed to make additional cash payments totaling $75,000 on a scheduled basis through October 2025. Subject to our timely performance under the Settlement Agreement, the parties exchanged mutual releases. Other than the matter described above, we are not currently a party to any legal proceedings that we believe are material to our business.

Recent Developments

Since December 31, 2025, we have undertaken a number of significant initiatives and experienced developments that we believe position us for future growth. These include (i) the launch of new product innovations, (ii) the expansion of our distribution footprint into additional states and key national retail accounts, (iii) continued growth of our direct-to-consumer channel, supported by targeted digital marketing campaigns, and (iv) capital raising activities. In addition, we have implemented cost optimization measures to improve gross margin and operating efficiency. These actions, together with our ongoing brand investments, have strengthened our platform as we prepare for the next stage of our growth as a public company.

MANAGEMENT

Executive Officers

The following table sets forth certain information, as of the date of this prospectus, concerning our executive officers:

Name	Age	Position
Mark T. Lynn	41	Chairman & Chief Executive Officer
Erin K. Green	41	Chief Operating Officer
Zachary Ament	30	Chief Financial Officer

The following is a biographical summary of the experience of our executive officers.

Mark T. Lynn is our Chief Executive Officer, Founder, Principal Accounting Officer, and a director. Mr. Lynn has served as our Chief Executive Officer and a director since January 2019, when he founded AMASS. Since founding the Company, he has overseen strategy, operations, and brand development across the portfolio. In addition, Mr. Lynn has served as a member of the Board of Directors of Digital Brands Group (NASDAQ: DBGI) since September 2015. Prior to founding AMASS, Mr. Lynn held leadership positions in the consumer products sector, focusing on brand building, go-to-market execution, and scaling operations. Because of his deep knowledge of the beverage and consumer industries, his entrepreneurial background, and his leadership experience as both a founder and a board member of a public company, we believe Mr. Lynn is well qualified to serve on our board of directors.

Erin K. Green Ms. Green has served as our Chief Operating Officer since 2023, overseeing supply chain, operations, and commercial execution across our wine, spirits, and emerging beverage businesses. She is responsible for strategy and execution across multiple channels, including direct-to-consumer and wholesale, driving scalable growth and operational alignment across diverse routes to market. Ms. Green has also served as a member of our Board of Directors since 2025. Prior to AMASS, she joined Winc in 2015, where she served as served as Chief Operating Officer from 2023 to 2021. Ms. Green led multi-brand operations across wholesale and DTC, and before that held senior leadership roles at several consumer and retail companies. Throughout her career, she has built and executed wholesale strategies, optimized supply chains, and scaled consumer brands, bringing significant expertise in logistics, process management, and strategic execution. Ms. Green holds a Bachelor’s degree in fine arts from Indiana University.

Zachary Ament is our Chief Financial Officer. Mr. Ament has served as our Chief Financial Officer since 2025, after previously serving as Director of Finance. Mr. Ament joined the Company’s finance and accounting team in May 2020 and has held roles of increasing responsibility since that time. In his current role, he is responsible for all aspects of finance, accounting, capital markets, financial planning and analysis, M&A activity, and strategic planning, including leading the Company’s readiness for a potential public listing. Prior to joining AMASS, Mr. Ament worked as an auditor for CohnReznick LLP across technology, media, food and beverage sectors. Mr. Ament earned his Masters of Accountancy degree from the University of Southern California and is a CPA (inactive).

Non-Employee Directors

The following table sets forth certain information, as of the date of this prospectus, concerning our non-employees who serve on our board of directors:

Name	Age	Position
Christopher Bridges	46	Director
Edoardo Piscopo Di Ciccolini	37	Director
Jed MacArthur	46	Director

The following is a biographical summary of the experience of our non-employee directors.

Christopher Bridges serves as a director of AMASS, a position which he has held since 2025, and is the Chief Executive Officer of AMARA Rewards Inc., a fintech company focused on consumer credit and payments innovation. Prior to AMARA, Mr. Bridges was CEO of Vital Card from January 2020 through June 2025, overseeing product development, technology strategy, and capital raising. Prior to his current roles, Mr. Bridges held senior positions in financial services and technology companies, where he gained extensive experience in payments, consumer credit, and business development. Because of Mr. Bridges’ leadership in financial services, his experience scaling technology-driven consumer businesses, and his governance expertise, we believe Mr. Bridges is well qualified to serve on our board of directors.

Edoardo Piscopo di Ciccolini serves as a director of AMASS, a position which he has held since 2025. Mr. Piscopo di Ciccolini is the Founder and Chief Executive Officer of Forte Technologies, a consumer technology company founded in 2024. From 2020 to 2023 he served as Chief Operating Officer of O’Gara Coach, one of the largest luxury automobile dealership groups in the world, representing brands such as McLaren, Lamborghini, Rolls Royce, and Aston Martin. Since 2023, Mr. Piscopo di Ciccolini has served on the board of Italcost S.R.L., a strategic Italian LPG import and distribution company, and Italmare S.p.A., a national retail business. We believe Mr. Piscopo di Ciccolini’s extensive leadership experience in luxury consumer brands, international distribution, and global operations provides valuable insights and expertise to our Board.

Jed MacArthur serves as a director of AMASS, a position which he has held since 2025. Jed is the operator of Westbound & Down Brewery, which he founded in 2015, the most award-winning Colorado craft brewery recognized nationally for quality and innovation. He has scaled the brand from a single brewpub into a multi-location business with medals from the Great American Beer Festival and a loyal consumer following. As a board member, Jed brings founder-level experience in alcohol CPG, with expertise in brand building, distribution strategy, fundraising, and operating in regulated markets. He combines creative vision with disciplined execution, offering strategic guidance on scaling, capital planning, and long-term brand growth.

Board of Directors

Our Board of Directors is responsible for overseeing the management of our business and affairs and providing strategic guidance to our executive leadership team. The Board is currently composed of 5 members, including 3 independent directors within the meaning of the applicable listing standards of The Nasdaq Stock Market. Our directors bring a diverse range of expertise across consumer products, beverage alcohol, finance, operations, and corporate governance. The Board has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each composed entirely of independent directors. We believe the collective experience, industry knowledge, and leadership skills of our Board members position us well to execute on our strategic priorities and support our transition to the public mark.

Director Independence

Our board of directors has determined that Christopher Bridges, Edoardo Piscopo di Ciccolini, and Jed MacArthur are independent under the NASDAQ listing standards, and that a majority of our board is currently independent. Our board has made independence determinations under Nasdaq Listing Rule 5605(a)(2) and Item 407(a) of Regulation S-K, and our independent directors have held regularly scheduled executive sessions as required by Nasdaq Listing Rule 5605(b)(2).

Board Leadership Structure

 Our Chief Executive Officer, other executive officers and other members of our management team regularly report to the non-executive directors and the audit committee to discuss any financial, legal, cybersecurity or regulatory risks, to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities.

Committees of our Board of Directors

Audit Committee

The members of our audit committee are Jed MacArthur, Edoardo Piscopo Di Ciccolini, and Christopher Bridges. Jed MacArthur serves as the chairperson of the committee. Our board of directors has determined that each member of the audit committee is “independent” as that term is defined in Nasdaq rules and has sufficient knowledge in financial and auditing matters to serve on the audit committee. In addition, our board of directors has determined that each member of the audit committee meets the heightened independence requirements for audit committees required under Section 10A of the Exchange Act and related SEC and Nasdaq rules. Our board of directors has determined that Jed MacArthur is an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our annual report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation Committee

The members of our compensation committee are Edoardo Piscopo di Ciccolini, Jed MacArthur, and Christopher Bridges. Christopher Bridges serves as the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in Nasdaq rules and is a “non-employee director” under Rule 16b-3 under the Exchange Act. In addition, our board of directors has determined that each member of the compensation committee meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules. The compensation committee’s responsibilities include:

•	reviewing and approving our philosophy, policies and plans with respect to the compensation of our chief executive officer;

•	making recommendations to our board of directors with respect to the compensation of our chief executive officer and our other executive officers;

•	reviewing and assessing the independence of compensation advisors;

•	overseeing and administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	preparing the compensation committee reports required by the SEC, including our “compensation discussion and analysis” disclosure.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Edoardo Piscopo di Ciccolini, Jed MacArthur, and Christopher Bridges. Christopher Bridges serves as the chairperson of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying and screening individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Code of Conduct

We have adopted a written code of business conduct and ethics, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. In connection with the effectiveness of the registration statement of which this prospectus forms a part, a current copy of the code will be posted on our website at www.amass.com or www.amassbrands.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “— 2024 Summary Compensation Table” below. For the fiscal year ended December 31, 2025, our “named executive officers” and their positions were as follows:

•	Mark T. Lynn, Chief Executive Officer

•	Erin K. Green, Chief Operating Officer

•	Geoffrey McFarlane, Former Interim Chief Financial Officer

•	Andrew Kim, Former Chief Financial Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” and a “smaller reporting company,” each as defined under SEC rules, we are not required to include a compensation discussion and analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

2024 Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by or paid to our named executive officers during the fiscal year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)		Total ($)
Mark T. Lynn, Chief Executive Officer	2024	167,240		167,240
Erin K. Green, Chief Operating Officer	2024	200,000		200,000
Geoffrey McFarlane, Former Interim Chief Financial Officer(1)	2024	241,904	(2)	241,904
Andrew Kim, Former Chief Financial Officer(3)	2024	100,300		100,300

(1)	Mr. McFarlane was appointed as interim chief financial officer of the Company in July 2024, and held that position until August 2025, when the Company appointed its current chief financial officer, Zachary Ament.
(2)	Mr. McFarlane earned $121,904 in consulting fees prior to his appointment as interim chief financial officer and $120,000 in base salary as interim chief financial officer.
(3)	Mr. Kim served as the Company’s chief financial officer through June 2024.

Narrative Disclosure to the Summary Compensation Table

2024 Salaries

Base salaries are paid to our named executive officers to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For the fiscal year ended December 31, 2024, although Mr. Lynn’s employment agreement provides for an initial base salary of $200,000. However, Mr. Lynn and the Company came to a mutual understanding to adjust his annualized cash base salary from time to time during 2024 due to business needs. Mr. Lynn’s annualized cash base salary was $66,560 at the beginning of 2024 and was increased to an annualized rate of $200,000 in April 2024. Ms. Green’s annual base salary was $200,600. In connection with the direct listing, the Board anticipates reviewing and potentially adjusting the base salaries of the Company’s executive officers to better align with market practices for similarly situated executives at publicly traded companies. Any such adjustments would be intended to ensure the Company remains competitive in attracting and retaining key executive talent.

Mr. Kim served as the Company’s chief financial officer through June 2024 with an annual base salary of $200,000. Following his separation, Mr. Kim provided consulting services to the company for which he received $48,666 in compensation. For additional details, please see the section titled “Agreements with our Named Executive Officers” below.

Mr. McFarlane was appointed interim chief financial officer in July 2024 with a base salary of $20,000 per month.

2024 Bonuses

None of the Company’s named executive officers received bonuses for the fiscal year ended December 31, 2024.

Equity Compensation

None of the Company’s named executive officers received equity compensation grants during the fiscal year ended December 31, 2024.

For additional information about the Company’s equity compensation plans, please see the section titled “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Plans

The Company is a participating employer under the Justworks Retirement Savings Plan (the “401(k) Plan”). The 401(k) Plan is a multiple employer plan intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The named executive officers are eligible to participate in the 401(k) Plan on the same basis as our other employees. The Code allows eligible employees to contribute, on a pre-tax basis, a portion of their salary, within prescribed limits, through contributions to the 401(k) Plan. Contributions are allocated to each participant’s account and are then invested in selected investment alternatives according to each participant’s directions. The Company has discretion to make employer matching and/or nonelective contributions to the 401(k) Plan on participants’ behalf; however, the Company did not make any such contributions to the 401(k) Plan in the fiscal year ended December 31, 2024.

Employee Benefits and Perquisites

The Company’s named executive officers are eligible to receive the same employee benefits that are generally available to all full-time, U.S.-based employees, subject to the satisfaction of certain eligibility requirements. In structuring these benefit plans, the Company seeks to provide an aggregate level of benefits that are comparable to those provided by similar companies.

Agreements with our Named Executive Officers

Mark T. Lynn

We entered into an employment agreement with Mr. Lynn, effective March 16, 2020, pursuant to which Mr. Lynn serves as our Chief Executive Officer. Pursuant to his agreement, Mr. Lynn is entitled to receive an initial base salary of $200,000. However, Mr. Lynn and the Company came to a mutual understanding to adjust his annualized cash base salary from time to time during 2024 due to business needs. Mr. Lynn’s annualized cash base salary was $66,560 at the beginning of 2024 and was increased to an annualized rate of $200,000 in April 2024. Mr. Lynn’s employment pursuant to the employment agreement is “at-will” and is terminable by either party for any reason and with or without notice.

The Company anticipates entering into a revised employment agreement with Mr. Lynn in connection with or following the completion of the direct listing. The terms of any such agreement are expected to reflect Mr. Lynn’s role and responsibilities at the Company and to be consistent with market practices for similarly situated executives at publicly traded companies. As of the date of this prospectus, no such agreement has been finalized.

Erin K. Green

We entered into an offer letter with Ms. Green, dated January 19, 2023, pursuant to which Ms. Green serves as our Chief Operating Officer. Pursuant to her agreement, Ms. Green is entitled to receive an initial base salary of $200,000. Ms. Green’s employment pursuant to the offer letter is “at-will” and is terminable by either party for any reason and with or without notice.

The Company anticipates entering into an employment agreement with Ms. Green in connection with or following the completion of the direct listing. The terms of any such agreement are expected to reflect Ms. Green’s role and responsibilities at the Company and to be consistent with market practices for similarly situated executives at publicly traded companies. As of the date of this prospectus, no such agreement has been finalized.

Zachary Ament

We entered into an employment letter with Mr. Ament dated August 21, 2025, pursuant to which Mr. Ament was promoted to serve as our Chief Financial Officer. Pursuant to the employment letter, Mr. Ament is entitled to receive an annual base salary of $160,000. Mr. Ament is also eligible to receive an annual cash bonus in the amount of $40,000. Amounts earned through the completion of the Company’s direct listing are payable on a pro rata basis upon the closing of the direct listing, subject to Mr. Ament’s continued employment through such date, with any such amounts payable within thirty (30) days following the closing. Mr. Ament is also eligible to receive an additional transaction-related bonus in connection with the completion of the direct listing and to participate in the Company’s standard employee benefit programs as in effect from time to time. Mr. Ament’s employment is at-will and may be terminated by either party at any time, with or without cause or notice.

Subject to approval by the Board, Mr. Ament has been granted an option to purchase 100,000 shares of the Company’s common stock pursuant to the Company’s equity incentive plan, as amended or adopted from time to time, with vesting and other terms to be determined by the Board and set forth in the applicable award agreement.

The Company anticipates entering into a revised employment agreement with Mr. Ament in connection with or following the completion of the direct listing. As of the date of this prospectus, no such agreement has been finalized.

Geoffrey McFarlane

We did not enter into any agreements with Mr. McFarlane during or following his employment as interim chief financial officer.

Following his term as interim chief financial officer, Mr. McFarlane continued to serve as a consultant. The Company anticipates entering into a consulting agreement with Mr. McFarlane in the near future. As of the date of this prospectus, no such agreement has been finalized.

Andrew Kim

Following his term as chief financial officer, the Company entered into a consulting arrangement with Good Juju, an entity owned and controlled by Mr. Kim, pursuant to which Mr. Kim provided transition services for a period of 60 days. Mr. Kim received $48,666 in compensation pursuant to this consulting arrangement. As of the date of this prospectus, no agreements are currently in effect between Mr. Kim and the Company.

Equity Compensation Plans

The following summarizes the material terms of the AMASS equity compensation plans.

2016 Stock Option Plan

On September 22, 2016, our Board and stockholders approved the AMASS 2016 Stock Plan (the “2016 Stock Plan”). The 2016 Stock Plan is intended to offer select employees, directors, and consultants with the opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by acquiring shares of the Company’s common stock.

The 2016 Stock Plan authorizes the grant of shares, incentive stock options, and nonstatutory stock options, or any combination of the foregoing, each as determined by the plan administrator.

The 2016 Stock Plan initially reserved 4,666,667 shares of our common stock for issuance, subject to adjustment for stock splits, recapitalizations and similar events. Shares underlying awards that expire, are forfeited, or are settled in cash (including shares surrendered or withheld to cover exercise prices or tax withholding obligations) generally become available again for future awards under the 2016 Stock Plan.

The Board administers the 2016 Stock Plan and may delegate its authority to a committee of the Board. The administrator has broad discretionary authority to, among other things: select eligible participants; determine the type, size and terms of awards (including vesting conditions, exercise prices and expiration dates); accelerate or extend vesting or exercise; interpret and amend the plan and outstanding awards; and establish rules for plan administration.

Options granted under the 2016 Stock Plan must have an exercise price at least equal to the fair market value of our common stock on the date of grant (110 percent of fair market value for incentive stock options granted to holders of 10 percent or more of our total voting power). Options may have a term of up to ten years, except that incentive stock options granted to 10 percent stockholders may not exceed a five-year term.

Upon a subdivision of the outstanding stock, a declaration of a dividend payable in shares, a combination or consolidation of the outstanding stock into a lesser number of shares, a reclassification, or any other increase or decrease in the number of issued shares, the proportional adjustments will automatically be made to the number and type of shares reserved under the 2016 Stock Plan and to outstanding awards (including, as applicable, the number of shares and exercise prices and any repurchase price that applies to shares granted pursuant a Company repurchase right under the applicable award agreement). In connection with the declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect of the fair market value of the Company’s common stock, a recapitalization, a spin-off, or other similar occurrence, the administrator may, in its discretion, make appropriate adjustments to the number and type of shares reserved under the 2016 Stock Plan and to outstanding awards (including, as applicable, the number of shares and exercise prices and any repurchase price that applies to shares granted pursuant a Company repurchase right under the applicable award agreement). In connection with a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s stock or assets, the administrator may, in its discretion, provide for the acceleration, assumption, substitution, or cash-out of outstanding awards, or for their termination if the optionee has been given notice and an opportunity to exercise vested options for period of no less than five business days preceding the effective date of the transaction.

The 2016 Stock Plan allows the administrator to establish procedures for satisfying tax-withholding obligations, including by withholding shares otherwise deliverable upon exercise.

Unless earlier terminated by the Board, the 2016 Stock Plan will remain in effect until the tenth (10th) anniversary of the later of (i) the date the 2016 Stock Plan was approved by the Board or (ii) the date when the Board approved the most recent increase in the number of shares reserved under the 2016 Stock Plan that was also approved by the Company’s stockholders. No awards may be granted under the plan thereafter.

The foregoing summary of the 2016 Stock Plan is qualified in its entirety by reference to the full text of the plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

2026 Omnibus Incentive Plan

On [•], 2026 and [•], 2026, our Board and stockholders, respectively, approved the 2026 Omnibus Plan. The 2026 Omnibus Plan is intended to promote the long-term success of the Company by aligning the interests of employees, directors and consultants with those of our stockholders, encouraging individual performance, fostering teamwork and enabling us to attract and retain the talent necessary to drive our growth following the direct listing of our common stock.

The 2026 Omnibus Plan authorizes the grant of a broad array of equity and cash-based awards, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards (including performance-conditioned restricted stock and restricted stock units), other share-based awards and other cash-based awards, or any combination of the foregoing, each as determined by the plan administrator.

The 2026 Omnibus Plan initially reserves [•] shares of our common stock for issuance, subject to adjustment for stock splits, recapitalizations and similar events. Beginning January 1, 2027 and on the first trading day of each calendar year thereafter, the share reserve will automatically increase by a number of shares equal to four (4%) percent of the total outstanding shares of our common stock on the last day of the immediately preceding calendar year, unless the Board determines prior to the date of increase that no such increase (or a lesser increase) will occur. Shares underlying awards that expire, are forfeited, or are settled in cash (including shares surrendered or withheld to cover exercise prices or tax withholding obligations) generally become available again for future awards under the 2026 Omnibus Plan; however, shares tendered to pay an exercise price, withheld to satisfy tax obligations, or repurchased on the open market with option proceeds will not again become available for issuance.

The Board administers the 2026 Omnibus Plan and may delegate its authority to a committee of the Board or, within prescribed limits, to one or more officers. The administrator has broad discretionary authority to, among other things: select eligible participants; determine the type, size and terms of awards (including performance goals, vesting conditions, exercise prices and expiration dates); accelerate or extend vesting or exercise; interpret and amend the plan and outstanding awards; and establish rules for plan administration.

Options and stock appreciation rights (“SARs”) granted under the 2026 Omnibus Plan must have an exercise price (or base price, in the case of SARs) at least equal to the fair market value of our common stock on the date of grant (110 percent of fair market value for incentive stock options granted to holders of 10 percent or more of our total voting power). Options and SARs may have a term of up to ten years, except that incentive stock options granted to 10 percent stockholders may not exceed a five-year term. The administrator determines vesting schedules for all awards; however, stock options and other full-value awards are generally expected to vest over time or upon achievement of performance goals.

Upon certain changes in our capitalization (for example, stock splits, mergers or similar events), the administrator will make equitable adjustments to the number and type of shares reserved under the 2026 Omnibus Plan and to outstanding awards (including, as applicable, the number of shares and exercise prices). In connection with a change in control, the administrator may, in its discretion, provide for the assumption, substitution, or cash-out of outstanding awards, or for their termination if the exercise price equals or exceeds the consideration payable to stockholders. If a participant’s employment is terminated without Cause or resigns for Good Reason (as each term is defined in the applicable award agreement or other applicable agreement) within twelve months after a change in control, the participant’s awards under the 2026 Omnibus Plan will become fully vested.

The 2026 Omnibus Plan allows the administrator to establish procedures for satisfying tax-withholding obligations, including by withholding shares otherwise deliverable upon exercise, vesting or settlement, or by accepting previously owned shares. Awards may be settled in shares, cash, or a combination of both, as provided in the applicable award agreement.

Unless earlier terminated by the Board, the 2026 Omnibus Plan will remain in effect until the day immediately preceding the tenth (10th) anniversary of the earlier of (a) its effective date or (b) the date the Plan was adopted by the Board, and no awards may be granted under the Plan thereafter.

The foregoing summary of the 2026 Omnibus Plan is qualified in its entirety by reference to the full text of the plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

Outstanding Equity Awards at December 31, 2024 (1)

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2024:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Mark T. Lynn(2)	210,416	489,584	$0.06	October 30, 2033
Erin K. Green(2)	237,499	362,501	$0.06	October 30, 2033
Geoffrey McFarlane	—	—	—	—
Andrew Kim	—	—	—	—

(1)	All stock options were granted under the 2016 Stock Plan, as described in more detail under “Equity Compensation Plans — 2016 Stock Option Plan” above. All of the stock options were granted with a per share exercise price equal to the fair value of one share of the Company’s common stock on the date of grant, as determined in good faith by the Board. In making this determination, the Board relied on an independent third-party valuation prepared in accordance with Code Section 409A to assess the fair market value of the Company’s common stock as of the applicable grant date.

(2)	On October 31, 2023, the Company granted to Mr. Lynn and Ms. Green the option to purchase the number of shares of common stock reflected above. All options vest and become exercisable in 48 ratable monthly installments, subject to the individual’s continued employment with the Company through the applicable vesting date. For Mr. Lynn, 200,000 stock options began vesting as of January 23, 2023 and 500,000 stock options began vesting as of January 1, 2024. For Ms. Green, 200,000 options began vesting as of January 23, 2023 and 400,000 stock options began vesting as of January 1, 2024. All options are classified as incentive stock options.

Director Compensation

No non-employee directors served on the Company’s Board as of December 31, 2024. Christopher Bridges, Edoardo Piscopo Di Ciccolini and Jed MacArthur joined the Board as non-employee directors in 2025, as described in more detail under “Management—Non-Employee Directors” above. We intend to begin granting equity compensation to our non-employee directors, contingent upon completion of the Direct Listing.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions since January 1, 2023 to which we were or are a party in which the amount involved exceeded the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors or executive officers, holders of more than 5% of our voting securities, or any immediate family member of, or entity affiliated with, any of the foregoing persons, had or will have a direct or indirect material interest.

Name of Person: Mark T. Lynn

Relationship to Company: Chief Executive Officer, Founder and director

Nature / amount of interest in the transaction: Mark T. Lynn is the Company’s founder.

Material Terms: Mark T. Lynn has received various advances from the Company. In January 2022, the Company entered into a loan agreement with Mark T. Lynn in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from Mark T. Lynn was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

Prior to the effectiveness of this registration statement, the Company intends to purchase a portion of Mr. Lynn’s common stock at a price equal to the most recent financing price. The full amount owed by Mr. Lynn to the Company is expected to be satisfied prior to the effectiveness of this registration statement through a non-cash offset against the purchase price of such shares. Following this transaction, no amounts are expected to remain outstanding from Mr. Lynn to the Company.

Name of Entity: Nitehous LLC

Relationship to Company: Directors and Officers

Nature / amount of interest in the transaction: Mark Lynn is executor but not investor, and Geoffrey McFarlane

Material Terms: In January 2023, the company took out a loan from Nitehouse LLC to finance the purchase of substantially all of Winc’s assets. The loan amount was for the principal balance of $500,000. The note accrues interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. The loan initially matured in December 2023 was extended to July 2025. In 2024 when Geoffrey McFarlane became interim CFO, the Company deemed this loan to be with a related party. As of December 31, 2024 and 2023, the balance on the note was $325,866 and $552,098, respectively. Interest accrued in the years ended December 31, 2024 and 2023, on the advances was $123,768 and $177,098, respectively. The terms of the loan were at the same terms as other arms-length lenders during that time.

Name of Entity: Alchemi Project Inc.

Relationship to Company: Beneficial owner of more than 5% of Common Stock

Nature / amount of interest in the transaction: On January 30, 2024, we issued a promissory note in the principal amount of $1,000,000 to Alchemi Project Inc. (the “Alchemi Note”). The Alchemi Note bears simple interest at a rate of 6.25% per annum (based on a 365-day year), with interest prepaid as of the date of issuance. The Alchemi Note matures on the earliest to occur of January 30, 2026 or an event of default (as defined in the note). We may prepay the Alchemi Note, in whole or in part, at any time without penalty. Events of default include specified insolvency and receivership events. The Alchemi Note is governed by Delaware law. In connection with the promissory note, Alchemi received warrants convertible to 642,686 shares of common stock at the exercise price of $0.08 per share. Alchemi exercised the warrants in February 2025. The Alchemi Note does not permit assignment by either party without the written consent of the other. See “Selling Stockholders” and “Management’s Discussion and Analysis of Financial Results and Condition Liquidity and Capital Resources” for additional information. For a description of the selling stockholder affiliated with the Alchemi Note and related Item 507 disclosures, see “Selling Stockholders”.

Name of Entity: Resonant LLC

Relationship to Company: Special purpose entity whose director is a related party; consolidated variable interest entity

Nature / amount of interest in the transaction: The Company sold the AMASS trademark to Resonant and entered into a secured promissory note arrangement in connection with a financing transaction.

Material Terms: In April 2024, the Company sold the AMASS trademark to Resonant LLC, a special purpose vehicle whose director is a related party, and concurrently entered into an arrangement pursuant to which the Company will repurchase the trademark following repayment of a secured promissory note entered into in connection with the transaction. At the same time, the Company entered into an exclusive, worldwide, royalty-free license permitting its continued use of the AMASS name for its products and marketing operations.

Concurrently with the trademark sale, a third-party investor loaned funds to Resonant, which were secured by the trademark. The Company received the loan proceeds, which were memorialized in a secured promissory note described in Note 10 to the consolidated financial statements. Because Resonant is a variable interest entity whose director is a related party and the Company is the primary beneficiary, Resonant is consolidated with the Company. Accordingly, the sale of the trademark had no impact on the Company’s consolidated financial statements; however, the Company recognized the secured promissory note and related interest expense. The maturity of the note was subsequently extended, including most recently, through April 2027.

Name: Various

Relationship to Company: Stockholders of the Company

Material Terms:

In connection with our preferred stock financings, we entered into an Amended and Restated Investors’ Rights Agreement, and Amended and Restated Voting Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement, containing, among other things, registration rights, information and observer rights, rights of first refusal, and rights of co-sale with certain holders of our capital stock, including Alchemi Project Inc., Mark Lynn (also our CEO) and Desmond Lynn. The foregoing rights are expected to terminate upon the direct listing, except for the registration rights under the Amended and Restated Investors’ Rights Agreement, as more fully described under “Description of Capital Stock”

Name: Kayus LLC

Relationship to Company: Beneficial owner of more than 5% of Common Stock

Material Terms:

In December 2024, we sold 340,864 shares of De Soi common stock to Kayus LLC, a beneficial owner of more than 5% of our voting securities, for aggregate consideration of $500,000 ($1.47 per share). See “Principal and Registered Stockholders” for additional information regarding Kayus LLC’s beneficial ownership.

PRINCIPAL AND REGISTERED STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth:

•	certain information with respect to the beneficial ownership of our Common Stock and as of January 26, 2026 for:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our Common Stock;

•	each of our directors and named executive officers;

•	all of our directors and named executive officers as a group; and

•	the number of shares of our Common Stock and held by the Registered Stockholders and registered as Common Stock for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their Common Stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days and (ii) our employees. The Registered Stockholders may, or may not, elect to sell their Common Stock covered by this prospectus, as and to the extent they may determine. The Registered Stockholders may offer, sell or distribute all or a portion of the shares of Common Stock hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. The Registered Stockholders may elect to sell their shares in connection with this Direct Listing and in market transactions following this Direct Listing. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their Common Stock or the prices at which any such sales may occur. See “Plan of Distribution.” See “Selling Stockholders” for additional information regarding Registered Stockholders, including Item 507 information for entities and the identity of natural person(s) who exercise voting and/or investment control over their securities, and “Certain Relationships and Related Person Transactions” for descriptions of material relationships.

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the Common Stock covered by this prospectus, we cannot determine the number of Common Stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of Common Stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our Common Stock or in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

We currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of Common Stock by the Registered Stockholders. However, we have engaged Maxim Group LLC, as our financial advisor to provide advice and otherwise assist us with respect to certain matters relating to our listing, including in defining objective, analysing, structuring and planning the direct listing, developing and assisting with investor communication strategy and consulting with Nasdaq. See “Plan of Distribution.”

We have based percentage of beneficial ownership for the following table on 3,364,975 shares of Common Stock and 21,706,931 shares of Preferred Stock outstanding as of January 26, 2026. In addition, in accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities issuable within 60 days of January 26, 2026. As such, shares of Common Stock and issuable pursuant to options and warrants that may be exercised or settled within 60 days of January 26, 2026 are deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by the person holding such securities but are not deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by any other person.

Each share of our Common Stock is entitled to 1 vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Each holder of shares of our Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which shares of Preferred Stock held by such holder are convertible. Except as provided by law or the Certificate of Incorporation, holders of Preferred Stock vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management’s Discussion and Analysis of Financial Results and Condition” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

Except as otherwise indicated in the footnotes to the table set forth below, all persons listed have sole voting power and investment power, except to the extent that authority is shared by spouses under applicable law, and record and beneficial ownership of their common stock. Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o AMASS Brands Inc, 860 E Stowell Road Santa Maria, CA, 93454.

	Shares Beneficially Owned				Percentage of Total	Shares of Common Stock
	Common Stock		Preferred Stock†		Voting	Being
Name of Beneficial Owner	Number	%	Number	%	Power†	Registered
Executive Officers and Directors
Mark T. Lynn(1)	496,711	14.2%	0	0%	14.2%	496,711
Geoffrey McFarlane (2)	0	0%	0	0%	0%	0
Erin K. Green (3)	180,555	5.1%	0	0%	5.1%	0
Zachary Ament (4)	46,569	1.4%	0	0%	1.4%	0
Christopher Bridges (5)	0	0%	0	0%	0%	0
Edoardo Piscopo Di Ciccolini (6)	0	0%	0	0%	0%	0
Jed MacArthur (7)	0	0%	0	0%	0%	0
Andrew Kim (8)	103,700	3.1%	0	0%	3.1%	0
All executive officers and directors as a group (8 persons)	827,535	23.7%	0	0%	23.7%	496,711
5% Stockholders other than Executive Officers and Directors
Desmond Lynn (9)	1,283,334	38.1%	0	0%	38.1%	1,283,334
Alchemi Project Inc.(10)	1,958,272	46.0%	1,988,278	9.2%	46.0%	1,958,272
Kayus LLC(11)	683,332	16.9%	2,049,994	9.4%	16.9%	0
Z1967 Limited(12)	871,239	20.6%	2,613,713	12.0%	20.6%	0
Kukus LLC(13)	800,002	19.2%	2,400,000	11.1%	19.2%	0
Davies Holdings Europe Kft.(14)	526,053	13.5%	1,578,152	7.3%	13.5%	0

* Represents beneficial ownership of less than one percent.

†	Concurrently with the initial public filing of our prospectus, all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock without any further action by the holders.
(1)	Common Stock holdings consist of (i) 352,778 shares of Common Stock held directly, (ii) 143,056 shares of Common Stock issuable upon conversion of vested options and (iii) 877 shares of Common Stock issuable upon the exercise of Common Stock warrants held by Mr. Lynn. Mark T. Lynn is currently a director and Chief Executive Office of the Company. The address for Mark T. Lynn is 3900 Alton Rd, Apt 805, Miami Beach, FL 33140. Mr. Lynn is also party to that certain Amended and Restated Voting Agreement dated June 24, 2024, which is expected to terminate upon the initial trade in the direct listing. See “Description of Capital Stock” for additional details.
(2)	Geoffrey McFarlane is the former Interim Chief Financial Officer of the Company.
(3)	Common Stock holdings consist of 180,555 shares of Common Stock issuable upon conversion of vested options held by Erin K. Green. Ms. Green currently serves as Chief Operating Officer and as a director of the Company.
(4)	Common Stock holdings consist of 46,569 shares of Common Stock issuable upon conversion of vested options held by Zachary Ament. Mr. Ament currently serves as Chief Financial Officer of the Company.
(5)	Christopher Bridges currently serves as a director of the Company.
(6)	Edoardo Piscopo Di Ciccolini currently serves as a director of the Company.
(7)	Jed MacArthur currently serves as a director of the Company.
(8)	Common Stock holdings consist of 103,700 shares of Common Stock held directly. Andrew Kim is a Former Chief Executive Officer of the Company.
(9)	Common Stock holdings consist of (i) 1,083,334 shares of Common Stock held directly and (ii) 200,000 shares of Common Stock held by E Technologies LLC. Desmond Lynn, as manager, may deemed to have voting and dispositive power over such shares held by E Technologies LLC. Mr. Lynn disclaims beneficial ownership over such securities except to the extent of his pecuniary interest therein. The address for Desmond Lynn is 16 R. Eduardo Paulo Ericeira, Lisbon Portugal. Desmond Lynn is a family member of Mark T. Lynn. Desmond Lynn is party to that certain Amended and Restated Voting Agreement dated June 24, 2024, which is expected to terminate upon the initial trade in the direct listing. See “Description of Capital Stock” for additional details.
(10)	Common Stock holdings consist of (i) 1,067,887 shares of Common Stock held directly, (ii) 227,625 shares of Common Stock issuable upon the exercise of Common Stock warrants and (iii) 662,760 shares of Common Stock issuable upon the conversion of 1,988,278 shares of Preferred Stock held by the Alchemi Project Inc. The address for Alchemi Project Inc. is 119 Malibu Colony Rd, Malibu, CA 90265.
(11)	Common Stock holdings consist of 683,332 shares of Common Stock issuable upon the conversion of 2,049,994 shares of Preferred Stock held by Kayus LLC. The address for Kayus LLC is 9060 W. Cheyenne Avenue, Las Vegas, NV 89129.
(12)	Common Stock holdings consists of 871,239 shares of Common Stock issuable upon the conversion of 2,613,713 shares of Preferred Stock held by Z1967 Limited. The address for Z1967 Limited is 25 Duxton Hill #02-01, Singapore 089608. Z1967 Limited is party to that certain Amended and Restated Voting Agreement dated June 24, 2024, which is expected to terminate upon the initial trade in the direct listing. See “Description of Capital Stock” for additional details.
(13)	Common Stock holdings consist of 800,002 shares of Common Stock issuable upon the conversion of 2,400,000 shares of Preferred Stock held by Kukus LLC. The address for Kukus LLC is 9060 W. Cheyenne Avenue, Las Vegas, NV 89129. Kukus LLC is party to that certain Amended and Restated Voting Agreement dated June 24, 2024, which is expected to terminate upon the initial trade in the direct listing. See “Description of Capital Stock” for additional details.
(14)	Common Stock holdings consist of 526,053 shares of Common Stock issuable upon the conversion of 1,578,152 shares of Preferred Stock held by Davies Holdings Europe Kft. The address for Davies Holdings Europe KFT is 30/A Bródy Sándor Street, 2nd floor, Apt 15, 1088 Budapest, Hungary. Davies Holdings Europe KFT is party to that certain Amended and Restated Voting Agreement dated June 24, 2024, which is expected to terminate upon the initial trade in the direct listing. See “Description of Capital Stock” for additional details.

SELLING STOCKHOLDERS

This prospectus covers the possible resale by the Registered Stockholders identified in the table below of up to [●] shares of our Common Stock (the “Resale Shares”). The transactions by which the Registered Stockholders acquired their securities from us were exempt under the registration provisions of the Securities Act. The Registered Stockholders may sell some, all, or none of the Resale Shares.

We have prepared the following table based on written representations and information furnished to us by or on behalf of the Registered Stockholders. Unless otherwise indicated in the footnotes to the table below, we believe that (i) none of the Registered Stockholders are broker-dealers or affiliates of broker-dealers, and (ii) no selling stockholder has direct or indirect agreements or understandings with any person to distribute their Resale Shares. To the extent any Registered Stockholders identified below are, or is affiliated with, a broker-dealer, it could be deemed, individually, but not severally, to be an “underwriter” within the meaning of the Securities Act. Information about the Registered Stockholders may change over time.

The following table presents information regarding the Registered Stockholders and the Resale Shares that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the Registered Stockholders, and reflects their respective holdings immediately prior to the date of this prospectus, unless otherwise noted in the footnotes to the table. Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after the date of this table, to our knowledge and subject to applicable community property rules, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned.

The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on its ownership of Resale Shares prior to this offering. The percentage of shares beneficially owned before and after this offering is based on shares of our Common Stock issued and outstanding as of the date of the prospectus.

The third column lists the shares of Common Stock being offered by this prospectus by the Registered Stockholders.

The fourth column assumes the sale of all of the shares offered by the Registered Stockholders pursuant to this prospectus.

The business address of each selling stockholder is c/o AMASS Brands Inc, 860 E Stowell Road Santa Maria, CA, 93454, unless otherwise indicated below.

Names of Registered Stockholders	Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Percentage of Common Stock Beneficially Owned Prior to this Offering	Shares of Common Stock Being Registered	Shares of Common Stock Beneficially Owned After this Offering	Percentage of Common Stock Beneficially Owned After this Offering
Desmond Lynn(1)	1,283,334	38.1%	1,283,334	0	0
Alchemi Project Inc.(2)(3)	1,958,272	46.0%	1,958,272	0	0
Mark T. Lynn(4)	496,711	14.2%	496,711	0	0

*	Less than 1%.
(1)	Desmond Lynn. Mr. Desmond Lynn is a stockholder and a family member of our Chief Executive Officer, Mark T. Lynn. The address for Mr. Desmond Lynn is 16 R. Eduardo Paulo Ericeira, Lisbon, Portugal. In connection with our preferred stock financings, Mr. Desmond Lynn is a party to an Amended and Restated Investors’ Rights Agreement, an Amended and Restated Voting Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement. Among other things, these agreements provide registration rights, information and observer rights, rights of first refusal and co-sale rights. These rights are expected to terminate upon the direct listing, other than the registration rights under the Amended and Restated Investors’ Rights Agreement, as more fully described under “Description of Capital Stock.”

(2)	The address for Alchemi Project Inc. is 119 Malibu Colony Rd, Malibu, CA 90265.
(3)	Alchemi Project Inc. beneficially owns more than 5% of our Common Stock. The natural person exercising voting and/or investment control over the securities held by Alchemi Project Inc. is Michael Lewis. Within the past three years, Alchemi Project Inc. engaged in a material financing transaction with us: the Alchemi Note dated January 30, 2024 in the principal amount of $1,000,000, which bears simple interest at 6.25% per annum (based on a 365-day year) with interest prepaid at issuance, matures on the earlier of January 30, 2026 or an event of default, is prepayable at any time without penalty, and is governed by Delaware law. Alchemi received warrants convertible to 642,686 shares of common stock at the exercise price of $0.08 per share. Alchemi exercised the warrants in February 2025. See “Certain Relationships and Related Person Transactions” and “Management’s Discussion and Analysis of Financial Results and Condition -Liquidity and Capital Resources.”
(4)	Mark T. Lynn. Mr. Lynn is our Chief Executive Officer, a director and our founder. The address for Mr. Lynn is 3900 Alton Rd, Apt 805, Miami Beach, FL 33140. From time to time Mr. Lynn has received advances from the Company. In January 2022, we entered into a loan agreement with Mr. Lynn under which amounts outstanding accrue interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, the net amounts due from Mr. Lynn were $1,268,341 and $942,291, respectively, and we recognized interest income on such advances of $18,095 and $10,665, respectively. These advances are payable on demand. Prior to the effectiveness of this registration statement, we intend to purchase a portion of Mr. Lynn’s common stock at a price equal to the most recent financing price, and we expect that the full amount then owed by Mr. Lynn to the Company will be satisfied through a non-cash offset against the purchase price of such shares. If consummated as expected, following this transaction no amounts would remain outstanding from Mr. Lynn to the Company. Mr. Lynn serves as executor of Nitehous LLC but is not an investor in that entity. In January 2023, we borrowed $500,000 from Nitehous LLC to finance the purchase of substantially all of Winc’s assets. The note accrued interest at a rate of 15% for the first month and 2% per month thereafter, initially matured in December 2023 and was extended to July 2025. As of December 31, 2024 and 2023, the balance on the note was $325,866 and $552,098, respectively, and we recognized interest expense of $123,768 and $177,098 for the years then ended. In 2024, when Geoffrey McFarlane was appointed interim Chief Financial Officer, we determined this loan to be a related-party transaction. We believe the terms of the note were comparable to those available from unaffiliated lenders at the time it was entered into. In connection with our preferred stock financings, we entered into an Amended and Restated Investors’ Rights Agreement, an Amended and Restated Voting Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement with certain holders of our capital stock, including Alchemi Project Inc., Mark T. Lynn and Desmond Lynn. Among other things, these agreements provide registration rights, information and observer rights, rights of first refusal and co-sale rights. These rights are expected to terminate upon the direct listing, other than the registration rights under the Amended and Restated Investors’ Rights Agreement. See “Certain Relationships and Related Person Transactions” and “Description of Capital Stock.”

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect in connection with the effectiveness of the registration statement of which this prospectus forms a part. This description summarizes the provisions of our Certificate of Incorporation and our bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our Certificate of Incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

As provided in our Certificate of Incorporation, we are authorized to issue 291,192,462 shares of capital stock, which consist of: (i) 250,000,000 shares of Common Stock, par value $0.00001 per share, and (ii) 41,192,462 shares of Preferred Stock, par value $0.00001 per share.

As provided in our Certificate of Incorporation, each outstanding share of non-voting Common Stock was automatically converted into one share of Common Stock. We no longer have the authority to issue shares of Non-Voting Common Stock.

Pursuant to our Certificate of Incorporation, our board of directors has the authority, subject to the rights of the holders of our Preferred Stock and applicable law, to issue additional shares of our capital stock without further stockholder approval.

Common Stock

As of January 26, 2026, there are 3,364,975 shares of our common stock outstanding.

Our Certificate of Incorporation provides that:

•	holders of Common Stock have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment;

•	holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders and are also entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor;

•	the payment of dividends, if any, on the Common Stock will be subject to the prior payment of dividends on any outstanding preferred stock;

•	upon our liquidation or dissolution, the holders of Common Stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock outstanding at that time; and

•	our stockholders have no conversion, pre-emptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock.

Voting Rights

Under our Certificate of Incorporation, the number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of our outstanding capital stock, and a separate class vote of our Common Stock is not required for such a change. In other instances, as provided by Delaware law, holders of our Common Stock are entitled to vote as a separate class on certain amendments to our Certificate of Incorporation that would alter or change the powers, preferences, or special rights of the Common Stock in a manner that would adversely affect them.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to 41,192,462 shares of Preferred Stock, $0.00001 par value per share, divided into multiple series. Each series of Preferred Stock is granted specific rights, preferences, privileges, and restrictions, as detailed below. The rights of the holders of Common Stock are subject to and qualified by the rights of the holders of Preferred Stock.

Authorized Series of Preferred Stock

As of January 26, 2026, the following series of Preferred Stock are authorized, each with its own designation and number of shares and outstanding:

●	Series Seed Preferred Stock: 1,362,530 shares authorized, 1,362,530 shares outstanding

●	Series Seed-1 Preferred Stock: 2,412,297 shares authorized, 2,412,297 shares outstanding

●	Series Seed-2 Preferred Stock: 4,323,248 shares authorized, 4,323,248 shares outstanding

●	Series Seed-3 Preferred Stock: 1,579,994 shares authorized, 1,579,994 shares outstanding

●	Series Seed-4 Preferred Stock: 2,346,635 shares authorized, 2,346,635 shares outstanding

●	Series Seed-5 Preferred Stock: 504,316 shares authorized, 504,316 shares outstanding

●	Series A Preferred Stock: 873,734 shares authorized, 873,734 shares outstanding

●	Series B-1 Preferred Stock: 18,198,578 shares authorized, 5,237,632 shares outstanding

●	Series B-2 Preferred Stock: 4,262,724 shares authorized, 104,226 shares outstanding

●	Series B-3 Preferred Stock: 5,328,406 shares authorized, 2,962,327 shares outstanding

All outstanding shares of Preferred Stock will automatically convert into shares of Common Stock upon the occurrence of certain trigger events, including a qualified initial public offering, the initial public filing of a registration statement on Form S-1 in connection with a direct listing, or by a vote of the requisite holders of Preferred Stock (including the requisite holders of Series B Preferred Stock). Immediately after an automatic conversion is triggered by the direct listing, we will not have any shares of Preferred Stock outstanding; however, we may subsequently issue additional shares of Preferred Stock, subsequently increasing the number of Preferred Stock outstanding. As of January 26, 2026, there are 21,706,931 shares of Preferred Stock outstanding, which are convertible into an aggregate 7,235,686 shares of Common Stock, as of the such date.

We are evaluating authorization and issuance of a new series of preferred stock (Series C) in connection with a prepaid preferred purchase facility. Each share of Series C would carry a stated value reflecting an original issue discount and accrue quarterly dividends (payable in cash or in kind), rank senior to common stock, and be convertible into common stock at a fixed price based on our Nasdaq listing valuation, with an alternate conversion price available after a specified period or upon trigger events, subject in all cases to a floor based on Nasdaq pricing metrics. Final terms would be set forth in definitive agreements.

Dividends

Holders of each series of Preferred Stock are entitled to receive dividends prior to any dividends declared or paid on Common Stock, unless the dividend on Common Stock is payable in additional shares of Common Stock. The dividend amount for each series is calculated based on the “Original Issue Price” for that series, which is as follows:

●	Series Seed: $3.7994 per share
●	Series Seed-1: $0.2332 per share
●	Series Seed-2: $0.3732 per share
●	Series Seed-3: $1.1664 per share
●	Series Seed-4: $3.0395 per share
●	Series Seed-5: $0.5198 per share
●	Series A: $4.15806 per share
●	Series B-1: $1.4644 per share
●	Series B-2: $2.8150 per share
●	Series B-3: $2.2521 per share

Liquidation Preferences

In the event of any liquidation, dissolution, winding up, or a “Deemed Liquidation Event,” holders of Series B Preferred Stock (Series B-1, B-2, and B-3) are entitled to receive, on a pari passu basis and before any payment to other series of Preferred Stock or the Common Stock, an amount per share equal to their respective Original Issue Price plus any declared but unpaid dividends.

After full payment to the holders of Series B Preferred Stock, the holders of the remaining series of Preferred Stock (Series Seed, Seed-1, Seed-2, Seed-3, Seed-4, Seed-5, and Series A) are entitled to receive, on a pari passu basis among themselves and before any payment to Common Stock, their respective Original Issue Price plus any declared but unpaid dividends.

Any remaining assets are distributed pro rata among Common Stockholders.

Deemed Liquidation Events

A Deemed Liquidation Event includes certain mergers, consolidations, asset sales, or similar transactions. The allocation of proceeds in such events follows the same order of priority as in a standard liquidation.

Conversion Rights

Each share of Preferred Stock is convertible at the option of the holder into Common Stock at a rate determined by dividing the Original Issue Price by the applicable Conversion Price (initially set at the Original Issue Price for each series). Conversion rights are subject to adjustment for stock splits, combinations, dividends, and certain dilutive issuances. All outstanding Preferred Stock will automatically convert into Common Stock upon the occurrence of certain trigger events, such as the initial public filing of this registration statement or a vote of the requisite holders. Immediately after an automatic conversion is triggered by the direct listing, we will not have any shares of Preferred Stock outstanding; however, we may subsequently issue additional shares of Preferred Stock, subsequently increasing the number of Preferred Stock outstanding.

Voting Rights

Holders of Preferred Stock vote together with holders of Common Stock on an as-converted basis, except as otherwise required by law or the Certificate of Incorporation. Certain actions require the separate consent of the holders of a majority of the outstanding shares of Preferred Stock (the “Requisite Holders”), voting as a single class, including:

●	Liquidation, dissolution, or winding up of the corporation
●	Amendments to the Certificate of Incorporation or Bylaws that adversely affect Preferred Stock
●	Changes to the authorized number of shares of Preferred Stock
●	Certain redemptions or dividends
●	Changes to the size of the Board of Directors

Series B Preferred Stock (B-1, B-2, B-3) holders have additional protective provisions, including the right to approve the creation of any new class or series of equity security senior to Series B, or amendments that adversely affect Series B specifically.

Redemption

Preferred Stock is generally not redeemable at the option of the holder or the corporation, except in connection with certain Deemed Liquidation Events where holders may require redemption if the corporation does not dissolve within a specified period.

Any shares of Preferred Stock that are redeemed, converted, or otherwise acquired by the corporation are automatically cancelled and may not be reissued. The rights, powers, preferences, and other terms of each series of Preferred Stock may be waived by the affirmative written consent or vote of the requisite holders of that series.

Anti-Takeover Effects of our Certificate of Incorporation, Bylaws and Delaware Law

Board Structure and Director Removals

Our bylaws determine the number of directors on our board of directors (the “Board”), and each director is entitled to one vote on matters before the Board. The holders of Common Stock, exclusively and as a separate class, are entitled to elect one director. Any director elected by a class or series may be removed without cause by the affirmative vote of the holders of a majority of the shares of that class or series, and vacancies in such directorships are filled only by the holders of that class or series or by any remaining director(s) elected by that class or series.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will specify that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken, and define what is considered timely. Our bylaws will also specify the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Preferred Stock Authorization and Rights

Our Certificate of Incorporation authorizes 41,192,462 shares of Preferred Stock, divided into multiple series (Series Seed, Seed-1, Seed-2, Seed-3, Seed-4, Seed-5, Series A, Series B-1, B-2, and B-3), each with specific rights, preferences, and privileges. The Board has broad authority to establish the rights and preferences of authorized and unissued shares of Preferred Stock, subject to the protective provisions in the Certificate of Incorporation. The existence of authorized but unissued Preferred Stock may enable the Board to discourage attempts to obtain control of the corporation by means such as mergers, tender offers, or proxy contests. The issuance of Preferred Stock could dilute the voting or other rights of existing stockholders and may delay, deter, or prevent a change in control.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act.

Notwithstanding the foregoing, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Certificate of Incorporation, but there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Moreover, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Certificate of Incorporation provides that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Certificate of Incorporation. Our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims.

Renunciation of Corporate Opportunities

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, the Company renounces any interest or expectancy in, or in being offered an opportunity to participate in, certain business opportunities (“Excluded Opportunities”). Excluded Opportunities include any matter, transaction or interest that is presented to, or acquired, created or developed by, or otherwise comes into the possession of (i) any director of the Company who is not an employee of the Company or any of its subsidiaries or (ii) any holder of our Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, in each case other than individuals who are employees of the Company or its subsidiaries (collectively, “Covered Persons”), unless such opportunity is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such person’s capacity as a director of the Company.

Under this provision, Covered Persons generally have no duty to communicate or offer Excluded Opportunities to the Company, and may pursue such opportunities for their own benefit or for the benefit of other entities, including entities that may compete with the Company.

The Certificate of Incorporation further provides that any repeal or modification of this renunciation of corporate opportunities will apply only prospectively and will not affect rights with respect to actions or omissions occurring prior to such amendment or repeal. In addition, notwithstanding anything to the contrary in the Certificate of Incorporation, the affirmative vote of the requisite holders of the Company’s capital stock is required to amend or repeal, or adopt any provision inconsistent with, this renunciation of corporate opportunities.

Limitation of Liability and Indemnification of Directors and Officers

Our Certificate of Incorporation and bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law, and we are authorized to advance expenses to them as incurred in connection with legal proceedings.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and insurance are necessary to attract and retain talented and experienced directors and officers. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Section 203 of the DGCL

As a Delaware corporation, we will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

•	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of Common Stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Amended and Restated Investors’ Rights Agreement

Our Amended and Restated Investors’ Rights Agreement (the “IRA”) provides for demand and piggyback registration rights, including Form S-1 demand rights after the earlier of five years from the IRA date or 180 days after the Company’s IPO or Direct Listing, upon request by holders of at least 50% of the registrable securities then outstanding, for at least 40% of the registrable securities with an anticipated net offering size of at least $10 million, and Form S-3 demand rights (when eligible) upon request by holders of at least 30% of the registrable securities then outstanding for offerings with at least $5 million in anticipated net proceeds, in each case subject to customary deferral and cutback provisions and limits on the number and frequency of demands. The Company may defer a filing once in any 12-month period for up to 120 days if the Board determines filing would be materially detrimental to the Company and its stockholders, and underwriting cutbacks allocate pro rata among selling holders and prioritize registrable securities over other selling stockholder securities, subject to specified IPO limitations. The Company bears registration expenses (other than selling expenses) and will indemnify selling holders for Securities Act liabilities, subject to standard exceptions, and holders provide reciprocal indemnity limited to offering proceeds. These registration rights terminate upon the earliest of a Deemed Liquidation Event (as defined in the certificate), the time Rule 144 permits sale of all holder shares within three months without volume limits, or the third anniversary of the IPO or Direct Listing. The IRA also includes a market standoff for holders of up to 180 days applicable only to an underwritten IPO and not to a Direct Listing.

The registration rights could result in resales by existing investors that increase the supply of shares and affect the trading price or volatility upon and after listing, and underwriter cutbacks in a Company-initiated offering may limit stockholder participation. Because the IRA’s market standoff applies only in an underwritten IPO and does not apply to a Direct Listing, absent other restrictions, investors may sell freely at listing, which could increase volatility; this aligns with the existing S-1 disclosure noting the absence of contractual lock-ups in a Direct Listing. In addition, information and observer rights could facilitate coordinated stockholder action and provide certain investors with access to non-public information prior to an IPO, though those rights terminate at IPO or upon Exchange Act reporting.

Amended and Restated Right of First Refusal and Co-Sale Agreement

Our Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR/Co-Sale Agreement”) provides that the Company has a right of first refusal to purchase the offered shares on the terms of a bona fide offer; to the extent the Company declines or only partially exercises, investors have a secondary refusal right to purchase their pro rata share, with an oversubscription mechanism among exercising investors. Notices and election periods are specified (including a Company response within 15 days and an investor election within 10 days following the Company’s secondary notice), and closing occurs within the later of the intended transfer date or 45 days after the original notice, with non-cash consideration payable in cash equivalents at fair market value as determined by the Board. To the extent Transfer Stock is not purchased under the right of first refusal, investors have tag-along rights to sell a pro rata portion on the same terms, with consideration in a change-of-control sale allocated consistent with the certificate’s liquidation preference waterfall; if a proposed buyer will not purchase from participating investors, the selling key holder must purchase the investors’ tendered shares on the same terms concurrently with its sale, and violations trigger a purchase remedy in favor of investors. Certain transfers by key holders, including transfers to affiliates or for estate planning purposes and sales in a registered public offering or deemed liquidation event, are exempt subject to joinder requirements, while transfers to competitors or certain customers or distributors may be prohibited if deemed competitively harmful by the Board. Certain key holders agree to an underwritten initial public offering lock-up of up to 180 days (and any additional period required to accommodate FINRA research quiet periods), applicable only if officers, directors and 1% stockholders are subject to similar restrictions; this lock-up does not apply to a direct listing, and the Company may impose stop-transfer instructions during the lock-up. The ROFR/Co-Sale Agreement terminates immediately prior to an underwritten initial public offering, upon the initial trade in a direct listing, or upon a deemed liquidation event.

The ROFR/Co-Sale Agreement provisions restrict certain key holders’ liquidity and can delay or condition private transfers, while providing investors with downside protection and participation in private sales, which could limit strategic transfers by certain key holders. In addition, because the IPO lock-up in this agreement does not apply to a direct listing, and as disclosed elsewhere, the absence of lock-ups in a Direct Listing can increase volatility and supply uncertainty at listing.

Amended and Restated Voting Agreement

Our Amended and Restated Voting Agreement (the “Voting Agreement”) provides that stockholders agree to vote their shares, and grant an irrevocable proxy, to elect designated directors consistent with the certificate of incorporation, including a common director elected by holders of Common Stock voting as a separate class, with removal and vacancy provisions tracking designation rights, and they further covenant to vote to increase authorized common shares as needed to permit conversion of preferred stock. If a Sale (as defined in the Voting Agreement) of the Company is approved by (i) holders of a majority of the shares of Common Stock then issuable upon conversion of the preferred (Selling Investors), (ii) the Board, and (iii) holders of a majority of outstanding Common Stock (other than as-converted), and the approval specifies application of the drag, each stockholder agrees to vote for and to participate in the Sale of the Company on the same terms and conditions, subject to customary stockholder-level limitations, including several and limited representations on authority and title, no non-compete for non-employees, several indemnity caps at proceeds received, the same form and amount of consideration within each class or series, and cash in lieu where securities consideration would require registration or non-customary information. To ensure compliance with these voting covenants on board composition, share increases and Sale of the Company approvals, stockholders grant the Company’s Chief Executive Officer an irrevocable proxy and power of attorney (coupled with an interest) to vote shares or execute documentation if the stockholder fails to do so or attempts to vote inconsistently. The Voting Agreement terminates upon the earlier to occur of the consummation of the Company’s first underwritten public offering of its Common Stock, the initial trade in a direct listing or the consummation of a Sale of the Company.

The Voting Agreement concentrates governance outcomes by contract, including the ability of specified majorities to approve a Sale of the Company and compel participation by all stockholders, subject to investor-friendly protections, which may limit minority stockholders’ ability to oppose or condition a sale once the drag triggers are met. In addition, the irrevocable proxy and power of attorney ensure enforceability of voting covenants and may limit a stockholder’s discretion in director elections, share authorizations and Sale of the Company approvals.

Listing

We have applied to list our Common Stock on the Nasdaq Capital Market under the symbol “AMSS”.

Transfer Agent and Registrar

 The transfer agent and registrar for our Common Stock is Odyssey Transfer and Trust Company. The transfer agent and registrar’s address is 2155 Woodlane Drive, Suite 100, Woodbury, MN 55125. The transfer agent and registrar can be contacted by phone at: 1-855-584-2880.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Common Stock on Nasdaq, there has been no public market for our Common Stock. Sales of a substantial number of shares of our Common Stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our Common Stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholders may, or may not, elect to sell their shares or the prices at which any such sales may occur.

After the Direct Listing, a total of [●] shares of our Common Stock will be outstanding, including [●] shares of our Common Stock registered for resale under the registration statement of which this prospectus forms a part. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our Common Stock may be sold after our initial listing on Nasdaq, either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

If executed, the Streeterville arrangement would increase the number of shares eligible for future sale through conversions and warrant exercises and may increase volatility in our stock price after listing, particularly given that our direct listing is not subject to IPO-style contractual lock-ups.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of Common Stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares of Common Stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling Common Stock on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of shares of Common Stock then outstanding, which will equal approximately shares immediately after our registration; or

•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of Common Stock on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock subject to outstanding stock options or reserved for issuance under our 2025 Omnibus Incentive Plan, as soon as permitted under the Securities Act. Such registration statements will automatically become effective upon filing with the SEC. However, shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

Lock-up Agreements

None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In a firm-commitment underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Common Stock and other significant stockholders, may sell any or all of their Common Stock at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following our listing, it may result in an oversupply of our Common Stock in the market, which could adversely impact the public price of our Common Stock.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We have applied to list our Common Stock on Nasdaq. Prior to the listing of our Common Stock on Nasdaq, there have been no public market for our Common Stock. Our Common Stock has a limited history of trading in private transactions. In May 2025, we completed a Regulation CF crowdfunding campaign at a purchase price of $2.85 per share. Most recently, in December 2025, the Company closed a Regulation Crowdfunding offering at a purchase price of $2.99 per share. The recent sales prices in these private transactions may have little or no bearing on the trading price of our Common Stock at the opening of trading on Nasdaq or at any subsequent time. The trading price of our Common Stock could be significantly different from the prices at which shares were recently sold in private transactions.

While Maxim Group LLC, in its capacity as our financial advisor, is expected to consider this information in connection with setting the opening public price of our Common Stock, this information may have little or no relation to broader market demand for our Common Stock and thus the opening public price and subsequent public price of our Common Stock on Nasdaq. As a result, you should not place undue reliance on these historical private sale prices as it may differ materially from the opening public price and subsequent public price of our Common Stock on Nasdaq.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our Common Stock. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this registration statement. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Common Stock pursuant to this registration statement and who hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	banks, financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of our stock;

•	persons that acquired our Common Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	tax-qualified retirement plans;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to our Common Stock;

•	persons holding our Common Stock as part of a “straddle,” constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement;

•	Non-U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

•	tax-exempt entities;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	controlled foreign corporations; and

•	passive foreign investment companies.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Common Stock and the partners in such partnerships are urged to consult their own tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Common Stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Common Stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have never declared or paid dividends on our Common Stock and do not anticipate paying dividends in the foreseeable future. However, if we make cash or other property distributions on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Common Stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our Common Stock and will be treated as described under the section titled “—Gain On Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined under the section titled “—Withholding on Foreign Entities” below), dividends paid to a non-U.S. holder of our Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our Common Stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Common Stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Common Stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their own tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Common Stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our Common Stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Common Stock, and our Common Stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Common Stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Common Stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code and the Treasury regulations promulgated thereunder (collectively, “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The withholding provisions described above currently apply to payments of dividends on our Common Stock. Prior to the issuance of proposed Treasury regulations described below, withholding taxes under FATCA would have also applied to gross proceeds from sales or other disposition of our Common Stock. However, the U.S. Treasury Department’s proposed regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Common Stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers (including withholding agents) may generally rely on the proposed regulations until they are revoked or final regulations are issued.

Prospective investors should consult with their own tax advisors regarding the possible implications of FATCA on an investment in our Common Stock.

PLAN OF DISTRIBUTION

The Registered Stockholders, and their pledgees, donees, transferees, assignees, or other successors in interest may sell their shares of Common Stock covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the Common Stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Common Stock by the Registered Stockholders. However, we have engaged Maxim Group LLC, as our financial advisor to assist us with respect to certain matters relating to our listing, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of Common Stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of their shares of Common Stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Common Stock by the Registered Stockholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

Prior to the listing of our Common Stock on Nasdaq, there has been a limited public market for our Common Stock. In May 2025, we completed a Regulation CF crowdfunding campaign at a purchase price of $2.85 per share. Most recently, in December 2025, the Company closed a Regulation Crowdfunding offering at a purchase price of $2.99 per share. The recent sales prices in these private transactions may have little or no bearing on the trading price of our Common Stock at the opening of trading on Nasdaq or at any subsequent time. The trading price of our Common Stock could be significantly different from the prices at which shares were recently sold in private transactions.

We have engaged Maxim Group LLC (the “Advisor”), as our financial advisor to advise and assist us with respect to certain matters relating to our direct listing (the “Direct Listing”). The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing, developing and assisting with our investor communication strategy in relation to the Direct Listing, and being available to consult with Nasdaq, including on the day that our shares of Common Stock are initially listed on the Nasdaq Capital Market.

In addition, the Advisor will determine when our shares of Common Stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Common Stock in consultation with us, except as described herein.

On the day that our shares of Common Stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Common Stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Common Stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Common Stock on Nasdaq will commence.

Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Common Stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of Common Stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of Common Stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained—a limit order to buy 500 shares of Common Stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Common Stock at an entered asking price of $10.00 per share—the Current Reference Price would be selected as follows:

•	Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

•	Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

•	Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of Common Stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

The Advisor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of Common Stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade.

Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in shares of our Common Stock in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in shares of our Common Stock on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our Common Stock will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and shares of our Common Stock will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our shares of Common Stock are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the Direct Listing. Neither we nor the Registered Stockholders will be involved in Nasdaq’s price-setting mechanism nor will we or they coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our shares of Common Stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of Common Stock that can be paired off the Current Reference Price, the number of shares of Common Stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Common Stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of Common Stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly.

In addition, to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the shares of Common Stock covered by this prospectus may be sold by the Registered Stockholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.

A Registered Stockholder may from time to time transfer, distribute (including distributions in kind by Registered Stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Common Stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the Registered Stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Stockholder that is an entity may elect to make an in-kind distribution of Common Stock to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Common Stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Stockholder or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal.

In connection with its engagement as our financial advisor, the Advisor received 394,172 shares of our Common Stock, which is equal to 1.0% of our outstanding Common Stock, on a fully diluted basis, as of the date of our engagement letter with the Advisor. In addition, the Advisor will be entitled to a cash fee of $250,000 (payable upon the closing of the Company’s first financing either concurrent to or post direct listing) and that number of shares of Common Stock equal to 1.0% of the issued and outstanding Common Stock upon the successful consummation of the Direct Listing. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that such expenses, other than legal fees, may not exceed $50,000 without our prior authorization.

In addition, pursuant to our agreement with the Advisor, for a period of 12 months from the date of the consummation of the Direct Listing, if we propose to (i) effect a public offering of our securities on a major U.S. exchange, (ii) effect a private placement of our securities, (iii) enter into certain financing transactions with third parties introduced to us by the Advisor or (iv) propose to enter into certain other transactions with third parties introduced to us by the Advisor, including, without limitation, a merger, acquisition or sale of stock or assets, or other similar transaction, we are obligated to offer to retain the Advisor as our lead underwriter and book running manager, our lead placement or sales agent, or our lead, as applicable, in connection with such financing or transaction, upon such reasonable and customary terms as the Advisor and we may mutually agree, with such terms to be set forth in a separate engagement letter or other agreement between the Advisor and us.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation or sales of shares of our Common Stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to us.

If we enter into definitive agreements prior to effectiveness requiring registration of shares issuable under the Streeterville commitment, we will identify Streeterville as a selling stockholder and describe the resale mechanics in ‘Plan of Distribution.’ Otherwise, we currently expect to file a separate resale registration statement after listing as contemplated by the term sheet.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Winston & Strawn LLP, Houston, Texas.

EXPERTS

The financial statements for the years ended December 31, 2024 and 2023 included in this prospectus have been audited by dbbmckennon, an independent registered public accounting firm, as set forth in their report appearing herein, and included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Common Stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain websites at www.amassbrands.com and www.amass.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Common Stock.

INDEX TO FINANCIAL STATEMENTS

AMASS Brands Inc

December 31, 2024 and 2023

F-1

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of AMASS Brands Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AMASS Brands Inc (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 of the financial statements, the Company sustained net losses, used cash from operations and will be dependent on additional funding sources until profitability is achieved. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Restatement of Financial Statements

As discussed in Note 4 to the financial statements, the 2024 financial statements have been restated for the correction of errors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2022.

Newport Beach, California

October 31, 2025

F-3

Consolidated Financial Statements, as restated

F-4

AMASS Brands Inc and Subsidiaries

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
	(as restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$693,946	$939,975
Accounts receivable, net	3,341,357	3,782,276
Due from related parties	1,268,341	942,291
Promissory notes receivable	421,653	4,934,235
Inventory, net	15,318,703	11,216,326
Prepaid expenses and other current assets	558,179	1,692,323

Total current assets	21,602,179	23,507,426

Property and equipment, net	168,179	306,724
Right-of-use lease assets	-	1,356,646
Intangible assets, net	3,064,240	2,985,182
Goodwill	8,705,994	1,465,964
Investments at fair value	4,926,737	5,578,479
Investments at cost	745,283	1,500,000
Promissory Notes Receivable, net of current portion	-	601,714
Deposits	13,640	332,160

Total assets	$39,226,252	$37,634,295

See accompanying notes to these consolidated financial statements.

F-5

AMASS Brands Inc and Subsidiaries

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
	(as restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$8,412,794	$7,508,404
Accrued expenses	4,235,065	459,320
Lease liabilities, current	-	294,132
Secured credit facility, current	3,601,405	-
Loans payable, current	2,809,898	1,922,053
Contract liabilities	2,919,691	-
Interest payable	633,744	940,087

Total current liabilities	22,612,597	11,123,996

Secured credit facility, net of current portion	-	4,969,943
Loans payable, net of current portion	164,570	792,260
Lease liabilities, net of current portion	-	1,077,902
Promissory notes payable	1,650,000	1,900,000

Total liabilities	24,427,167	19,864,101

COMMITMENTS AND CONTINGENCIES (NOTE 14)

Stockholders’ equity
Series B Preferred Stock, $0.00001 par, 27,789,708 shares authorized, 8,304,185 and 5,237,632 shares issued and outstanding and liquidation value of $14,634,844 and $7,669,990 as of December 31, 2024 and 2023, respectively	82	52
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2024 and 2023, respectively	9	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $15,741,343 and $15,741,343 as of December 31, 2024 and 2023, respectively	125	125
Common stock, 0.00001 par, 63,500,000 shares authorized, 8,697,983 and 7,367,632 shares issued and outstanding as of December 31, 2024 and 2023, respectively	87	74
Additional paid-in capital	35,881,494	28,588,619
Accumulated other comprehensive income	57,459	65,938
Accumulated deficit	(26,127,313)	(10,884,623)
Total AMASS Brands, Inc and Subsidiaries stockholders’ equity	9,811,943	17,770,194
Non-controlling interest	4,987,142	-

Total stockholders’ equity	14,799,085	17,770,194

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$39,226,252	$37,634,295

See accompanying notes to these consolidated financial statements.

F-6

AMASS Brands Inc and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2024 and 2023

	2024	2023
	(as restated)
Net revenues
Spirits & wine revenues	$19,070,546	$30,916,302
Other revenues	2,597,979	2,567,550

Total net revenues	21,668,525	33,483,852

Cost of net revenues
Cost of spirits & wine revenues	12,182,046	19,814,068
Cost of other revenues	3,712,059	2,920,098
Loss on contracts	3,687,394	-

Total cost of net revenues	19,581,499	22,734,166

Gross profit	2,087,026	10,749,686

Operating expenses
Sales and marketing	4,122,121	3,768,258
General and administrative	10,039,494	15,276,837
Research and development	168,365	151,812
Impairment loss	322,049	1,864,713

Total operating expenses	14,652,029	21,061,620

Loss from operations	(12,565,003)	(10,311,934)

Other income (expense)
Interest income	117,523	395,798
Interest expense	(1,805,985)	(2,828,677)
Other expense, net	(1,214,303)	(263,454)
Gain on sale of business	-	17,482,322
Unrealized gain on investments at fair value	212,240	401,320

Total other income (expense)	(2,690,525)	15,187,309

Provision for income taxes	-	-

Net income (loss)	(15,255,528)	4,875,375

Net loss attributable to noncontrolling interest	(12,838)	-

Net income (loss) attributable to controlling interest	(15,242,690)	4,875,375

Foreign currency translation adjustment	(8,479)	47,926

Total comprehensive income (loss)	$(15,251,169)	$4,923,301

Weighted average common shares outstanding - basic and diluted
Basic	8,132,263	7,272,618
Diluted	8,132,263	25,893,510

Net loss per common share
Basic	$(1.88)	$0.67
Diluted	$(1.88)	$0.19

See accompanying notes to these consolidated financial statements.

F-7

AMASS Brands Inc and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2024 and 2023

	Series B		Series A		Series Seed				Additional		Other		Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Comprehensive	Noncontrolling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interest	Equity

Balances at December 31, 2022	-	$-	873,734	$9	12,529,020	$125	7,252,632	$73	$20,409,565	$(15,759,998)	$18,012	$-	$4,667,786
Issuance of Series B Preferred Stock for cash	3,428,019	34	-	-	-	-	-	-	5,019,963	-	-	-	5,019,997
Issuance of Series B Preferred Stock for conversion of SAFEs	1,126,740	11	-	-	-	-	-	-	1,649,987	-	-	-	1,649,998
Issuance of Series B Preferred Stock for debt	682,873	7	-	-	-	-	-	-	999,993	-	-	-	1,000,000
Exercise of stock options	-	-	-	-	-	-	115,000	1	10,499	-	-	-	10,500
Warrant issued with debt	-	-	-	-	-	-	-	-	441,273	-	-	-	441,273
Warrant issued for additional interest	-	-	-	-	-	-	-	-	8,189	-	-	-	8,189
Stock-compensation - options	-	-	-	-	-	-	-	-	59,799	-	-	-	59,799
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	108,908	-	-	-	108,908
Offering costs	-	-	-	-	-	-	-	-	(119,557)	-	-	-	(119,557)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	47,926	-	47,926
Net income	-	-	-	-	-	-	-	-	-	4,875,375	-	-	4,875,375

Balances at December 31, 2023	5,237,632	52	873,734	9	12,529,020	125	7,367,632	74	28,588,619	(10,884,623)	65,938	-	17,770,194
Issuance of Series B Preferred Stock for cash	742,177	7	-	-	-	-	-	-	1,671,449	-	-	-	1,671,456
Issuance of Series B Preferred Stock for acquisition	2,220,150	22	-	-	-	-	-	-	4,999,978	-	-	4,999,980	9,999,980
Issuance of Series B Preferred Stock for debt and accrued interest	104,226	1	-	-	-	-	-	-	293,396	-	-	-	293,397
Exercise of stock options	-	-	-	-	-	-	8,750	-	525	-	-	-	525
Exercise of stock warrants	-	-	-	-	-	-	1,321,601	13	79,283	-	-	-	79,296
Stock-compensation - options	-	-	-	-	-	-	-	-	14,658	-	-	-	14,658
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	378,724	-	-	-	378,724
Offering costs	-	-	-	-	-	-	-	-	(145,138)	-	-	-	(145,138)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(8,479)	-	(8,479)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(12,838)	(12,838)
Net loss attributable to controlling interest	-	-	-	-	-	-	-	-	-	(15,242,690)	-	-	(15,242,690)

Balances at December 31, 2024 (as restated)	8,304,185	$82	873,734	$9	12,529,020	$125	8,697,983	$87	$35,881,494	$(26,127,313)	$57,459	$4,987,142	$14,799,085

See accompanying notes to these consolidated financial statements.

F-8

AMASS Brands Inc and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023
	(as restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(15,255,528)	$4,875,375
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	663,492	786,041
Stock-based compensation	393,382	168,708
Reserve for expected credit losses	13,992	24,010
Impairment of goodwill	322,049	264,713
Unrealized gain of investments at fair value	(212,240)	(401,320)
Amortization of debt financing costs	63,076	473,545
Loss on lease termination	328,044	-
Loss on forfeiture of warrants in Full Glass	754,717	-
Impairment loss on short-term promissory note receivable	-	1,600,000
Inventory reserve	1,061,913	454,310
Loss on sale of investment in De Soi	363,982	-
Gain on sale of Winc DTC	-	(17,482,322)
Changes in operating assets and liabilities, net of asset acquired and liabilities assumed
Accounts receivable	861,996	1,476,769
Inventory	(3,389,003)	1,450,455
Prepaid expenses and other current assets	1,271,882	1,311,726
Accounts payable	762,225	329,932
Accrued expenses	3,332,732	436,370
Interest receivable	162,689	(404,654)
Interest payable	(230,382)	808,550
Operating leases	4,915	(22,641)
Deferred revenue	-	(302,954)
Contract liabilities	2,919,690	-

Net cash used in operating activities	(5,806,377)	(4,153,387)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to related parties, net	(326,050)	(391,102)
Purchase of property and equipment, net disposals	(12,900)	(3,836)
Purchase of intangible assets	-	(13,052)
Acquisitions of businesses, net of cash received	-	(7,529,528)
Proceeds from sale of Winc DTC	-	250,000
Sale of investment	500,000	-
Proceeds from notes receivable	4,951,606	1,276,592
Deposits	-	(318,521)

Net cash provided by (used in) investing activities	5,112,656	(6,729,447)

See accompanying notes to these consolidated financial statements.

F-9

AMASS Brands Inc and Subsidiaries

Consolidated Statements of Cash Flows, as restated

Years Ended December 31, 2024 and 2023

	2024	2023
	(as restated)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on merchant advances	$-	$(58,553)
Proceeds from loans payable	2,500,000	6,275,000
Repayments of loans payable	(2,239,936)	(4,852,948)
Proceeds from (repayments of) secured credit facility, net	(1,415,572)	4,917,465
Proceeds from issuance of Series B Preferred Stock	1,671,456	4,019,995
Offering costs	(145,138)	(119,557)
Proceeds from exercise of stock options	525	10,500
Proceeds from exercise of warrants	79,296	-

Net cash provided by financing activities	450,631	10,191,902

NET CHANGE IN CASH AND CASH EQUIVALENTS	(243,090)	(690,932)

Effect of exchange rate changes on cash and cash equivalents	(2,939)	47,228

CASH AND CASH EQUIVALENTS, beginning of year	939,975	1,583,679

CASH AND CASH EQUIVALENTS, end of year	$693,946	$939,975

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$38,706	$-

Cash paid for interest	$1,432,427	$1,682,911

NONCASH INVESTING AND FINANCING ACTIVITES
Conversion of convertible notes and accrued interest to preferred stock	$-	$1,000,000

Conversion of promissory notes payable and accrued interest to preferred stock	$293,398	$-

Warrants issued with promissory notes	$-	$441,273

Right-of-use asset	$-	$1,637,688

Conversion of SAFEs to Series B Preferred Stock	$-	$1,650,000

See accompanying notes to these consolidated financial statements.

F-10

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 1 – Organization and Nature of Business

AMASS Brands Inc (AMASS), is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages (and, historically, personal and self-care products) through wholesale and online platforms.

In December 2022, AMASS formed three wholly owned subsidiaries, Project Crush Acquisition Corp LLC (PCAC), Project Crush DTC Sub LLC (DTC Sub), and Project Crush DTB Sub, LLC, for its anticipated asset purchase of Winc, Inc. (Winc). In February 2023, the Project Crush DTB Sub, LLC, changed its legal name to Maison Thomas, LLC (Maison Thomas).

The asset purchase of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for purchase through direct-to-consumer (Winc.com DTC) ecommerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based ecommerce portion was sold, resulting in the retention of summerwater.com and the wholesale wine channels. Products are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally (see Note 5 Acquisitions and Disposition for additional information).

In September 2024, the Company purchased 50.0001% of 222 Spirits Holdco, LLC, and its two wholly owned subsidiaries, 222 Spirits Company, LLC, and 222 Spirits Management Holdco, LLC (collectively, 222 Spirits), which is accounted for as a business acquisition. (see Note 5 Acquisitions and Disposition for additional information).

Note 2 – Liquidity and Capital Resources

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had not generated profits until the year ended December 31, 2023, where the $4,875,375 in profits primarily resulted from the $17,482,322 gain realized on the sale of the Winc.com DTC business unit. In 2024, the Company incurred a comprehensive loss of $15,251,169. Further, the Company has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. These factors, among others, raise doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock and loans. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

F-11

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Note 3 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying consolidated financial statements are prepared under the accrual method of accounting using accounting principles generally accepted in the United States of America (U.S. GAAP). The Company’s fiscal year-end is December 31. Certain prior period amounts have been reclassified to conform to current year presentation.

Principles of consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries in which it owns a controlling interest in and variable interest entities where the Company was determined to be the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation. AMASS, along with Art + Plants, PCAC, DTC Sub, Maison Thomas, Resonant Subholdings, LLC (“Resonant”), and 222 Spirits make up “the Company.”

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. The Company evaluated whether it was the primary beneficiary as it pertains to Resonant and determined that the Company was the primary beneficiary. The Company made this determination due to its obligation to absorb losses and perform on its debt. The separate assets and liabilities of Resonant relate to the Secured Promissory Note described in Note 10 for which the Company makes the payments for and guarantees, and the Trademark sold to it as described in Note 15. Resonant had no other operations and was formed solely to hold the debt and trademark which have been consolidated.

Use of estimates – The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to inventory, reserve for expected credit losses, valuation of investments at fair value, revenue recognition, valuation of acquisitions, valuation of loss contracts, impairment, and the valuations of common stock and related stock options and warrants. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of credit risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2024 and 2023, all the Company’s cash and cash equivalents were held at accredited financial institutions.

Fair value option – ASC 825, Financial Instruments (ASC 825), allows for entities to elect the “fair value option,” which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

F-12

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

The Company has elected the fair value option on its equity investment in De Soi, Inc. (“De Soi”). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

Fair value measurements – Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The investments at fair value are measured using Level 3 inputs. Measurement of fair value using Level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ from the values that would have been used had observable quotations in an active market existed, the differences could be material.

Except for investments at fair value, the carrying amounts of the Company’s assets and liabilities, which are defined as financial instruments pursuant to U.S. GAAP, approximate fair value due to their short-term nature.

F-13

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2024 and 2023:

Investments at Fair Value	Amount
Balance, December 31, 2022	$5,177,159

Change in fair value	401,320

Balance, December 31, 2023	5,578,479

Sale of De Soi common stock	(500,000)
Loss on sale of De Soi common stock	(363,982)
Change in fair value	212,240

Balance, December 31, 2024	$4,926,737

Valuation techniques and inputs – The Company’s financial instruments measured at fair value on a recurring basis include investments at fair value, which are classified as Level 3 due to significant unobservable inputs used in their valuation.

The fair value of the Company’s investment at fair value is sensitive to changes in key unobservable inputs such as valuation multiples, volatilities, and financial projections. If these assumptions were to change materially, it could significantly impact the fair value conclusions. There were no changes in the valuation techniques used to determine the fair value of Level 3 instruments during the years ended December 31, 2024 and 2023.

To value the investment at fair value, the Company used a market-based approach by identifying similar companies, applying multiples of revenues and liquidation waterfall to reach the Company’s equity value, considering discounts for lack of marketability and including weighting for transactions where we sold stock.

The Company sold a portion of its investments in 2024, which caused losses. These losses were incurred for strategic reasons and not necessarily the value the Company would get for its highest and best use. However, such was used as an input in determining fair value.

At-cost investments – In accordance with ASC Subtopic 321-10-35-2, Investments - Others - Cost Method Investments, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of operations.

Foreign currency translation – The functional currency of the Company’s foreign subsidiaries is generally the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate for the period. The resulting translation adjustments are recognized as a component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency denominated transactions are included in accumulated other comprehensive loss.

F-14

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Business combinations – The Company accounts for business combinations under ASC 805, Business Combinations, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net – Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. The Company evaluates the creditworthiness of its customers prior to extending credit and monitors the aging and collectability of receivables on a continuous basis. Accounts receivable are generally written off when deemed uncollectible, and recoveries of receivables previously written off are recognized when received. Generally, no interest is charged on past-due accounts.

In accordance with FASB Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“CECL”), the Company establishes an allowance for expected credit losses on financial assets, including trade and other receivables, at each reporting date. The allowance reflects management’s estimate of lifetime expected credit losses based on historical collection experience, the type and credit quality of the customer, the age of outstanding receivables, and current and expected future economic conditions.

Management uses the best information available to make these estimates; however, future adjustments may be required if there are significant changes in customer financial condition or broader economic trends. As of December 31, 2024 and 2023, the Company had a reserve for expected credit losses of $204,957 and $343,573, respectively. The beginning balance of accounts receivable at January 1, 2023, was $423,285, net of a reserve for expected credit losses of $297,072.

Inventory – Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method and consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and equipment, net – Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Property and equipment are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2024 and 2023, the Company’s property and equipment were depreciated over five years, and leasehold improvements are amortized over the shorter of one to five years or the lease life. Additions and improvements are capitalized, while routine repairs and maintenance are charged to expense as incurred.

Leases – The Company accounts for leases under the provisions of FASB ASC 842, Leases, and recognizes the following for all leases (with the exception of short-term leases):

•	A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis.

F-15

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

•	A right-of-use (ROU) asset, which represents the lessee’s right to use or control the use of a specified asset for the lease term.

Under ASC 842, the Company determines whether the arrangement is or contains a lease at inception. Operating and finance leases will be recognized on the consolidated balance sheet as ROU assets and lease liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company will utilize the risk-free rate, a rate for a U.S. Treasury security for a similar term, as permitted by ASC 842.

The Company leases property under agreements classified as operating leases. Such leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Certain of the Company’s leases include renewal options and escalation clauses; renewal options have not been included in the calculation of the lease liabilities and ROU assets unless the Company is reasonably certain to be exercising the options. The Company has elected the short-term lease recognition exemption for certain leases, which are less than 12 months in duration. This means, for those leases that qualify, ROU assets or lease liabilities will not be recognized. See Note 16 for details.

Intangible assets, net – Intangible assets consist of capitalized website development costs, tradenames and transferred intellectual property, customer base, and non-competes. Intangible assets have been determined to have definite lives and are amortized on a straight-line bases over their estimated economic lives which range from 5 to 15 years. Website development costs are amortized over two years.

Impairment of long-lived assets – The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, Intangibles-Goodwill and Other (ASC 350). Goodwill is tested at least annually in the fourth quarter, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. For the years ended December 31, 2024 and 2023, impairment losses of $322,049 and $264,713, were recognized, respectively.

F-16

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Income taxes – The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Convertible instruments – U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

Convertible preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Future equity obligations – The Company has issued Simple Agreements for Future Equity (SAFEs) in exchange for cash financing. These funds were classified as long-term liabilities prior to their conversion into shares. The Company has accounted for its SAFE investments as derivatives liabilities under the ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. During the year ended December 31, 2023, SAFE notes were converted to stock (see Note 10) and there were no remaining SAFEs outstanding as of December 31, 2024 and 2023.

F-17

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Stock-based compensation – The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue recognition – The Company recognizes revenue under FASB ASC 606, Revenue from Contracts with Customers. The Company derives its revenue primarily through the sale of alcohol and non-alcoholic spirits, wine, seltzers, and personal and self-care products in both wholesale and direct to consumer channels. Spirits, wine, and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal and self-care products were sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer,

•	Identification of the performance obligations in the contract,

•	Determination of the transaction price,

•	Allocation of the transaction price to the performance obligations in the contract, and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

F-18

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

The Company’s revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company’s sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

As the Company’s standard payment terms are less than one year, the Company has elected, as a practical expedient, to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable source that depicts the price as if sold to a similar customer in similar circumstances. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing component as payments are received at or shortly after the point of sale.

Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year. The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. The Company has concluded that none of the costs it has incurred to obtain and fulfill its sales contracts meet the capitalization criteria, and as such, there are no costs deferred and recognized as assets on the balance sheet at December 31, 2024 and 2023.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors’ sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, including discounts offered to the end customer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results, and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2024 and 2023.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations and known at the time of the transaction.

Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. Excise taxes were not material to the consolidated financial statements for the years ended December 31, 2024 and 2023.

Cost of net revenues – Cost of net revenues consists of the costs of inventory sold, which includes inbound freight, and production and fulfillment-related payroll. Outbound freight, third-party logistics costs, customs and duties, packaging materials, payment processing fees, and other fulfillment costs are also included in cost of net revenues. Shipping and handling costs amounted to $607,256 and $2,929,200 for the years ended December 31, 2024 and 2023, respectively.

F-19

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Sales and marketing expenses – Sales and marketing expenses include all expenditures incurred to market or sell products. These costs include expenditures by the sales team while in the field, marketing and advertising costs, distributor costs, and payroll costs for the sales, marketing, and digital departments.

Advertising costs – Advertising costs are expensed in the period incurred and are included as sales and marketing expenses in the consolidated statements of operations. Advertising costs amounted to $45,322 and $197,157 for the years ended December 31, 2024 and 2023, respectively.

General and administrative expenses – General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. These costs are expensed as incurred.

Research and development expenses – Costs related to development of the Company’s products are included in research and development expenses and are expensed as incurred.

Net earnings (loss) per share – Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings (loss) per share on the statements of operations. Diluted net earnings (loss) per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net income (loss) per share if their inclusion would be anti-dilutive. The details of the earnings per share calculations for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended
	2024	2023
Basic earnings (loss) per share computation
Net income (loss)	$(15,255,528)	$4,875,375
Weighted-average number of shares outstanding - basic	8,132,263	7,272,618

Basic earnings per share	$(1.88)	$0.67

Net income (loss)	$(15,255,528)	$4,875,375
Weighted-average number of shares outstanding - basic	8,132,263	7,272,618
Dilutive effect of converted preferred stock	-	17,859,133
Dilutive effect of stock options	-	281,898
Dilutive effect of common stock warrants	-	479,861

Weighted-average number of shares outstanding - diluted	8,132,263	25,893,510

Diluted earnings (loss) per share	$(1.88)	$0.19

F-20

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Recently adopted accounting pronouncements

Segment reporting – In November 2023, the FASB issued a standard requiring disclosures, on an annual and interim basis, of significant segment expenses and other segment items that are regularly provided to the CODM as well as the title and position of the CODM. We adopted these disclosures for our annual period ending December 31, 2024. The amendments in this standard were applied retrospectively to all prior periods presented in the financial statements (see Note 17).

Accounting pronouncements not yet adopted

Income taxes – In December 2023, the FASB issued a standard to enhance the transparency and decision usefulness of income tax disclosures. This standard requires public companies to disclose (i) specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, (ii) the amount of income taxes paid disaggregated by federal, state, and foreign taxes and disaggregated by material individual jurisdictions, and(iii) income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state, and foreign. We are required to adopt these disclosures for our annual period ending December 31, 2026, with early adoption permitted and this standard may be applied retrospectively. We expect this standard to impact our disclosures with no material impacts to our results of operations, cash flows, or financial condition.

Disaggregation of income statement expenses – In November 2024, the FASB issued a standard requiring disaggregated information about certain income statement expense line items to be disclosed on an annual and interim basis. We are required to adopt these disclosures for our annual period ending December 31, 2028, with early adoption permitted and this standard may be applied retrospectively. We expect this standard to impact our disclosures with no material impacts to our results of operations, cash flows, or financial condition.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 4 – Restatement of Financial Statements

During the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024, we identified certain errors in the accounting for loss contracts, stock-based compensation expense related to the fair value of the warrants granted in 2024, the fair value calculation of impairment of goodwill, and the valuation methodology of the Company’s investment in Full Glass, as well as certain related classification within the statement of cash flow, compared to previously publicly reported amounts.

Loss contracts – We identified that it was probable that some of its long-term contracts would incur losses in future periods. See Note 9 for further discussion.

Stock-based compensation expense – We failed to sufficiently consider for the fair value of warrants granted in 2024. We did not take into account recent sales of common stock as a data point in considering fair value. As such, the Company increased stock-based compensation expense by $368,432 to account for the increase in fair value granted.

F-21

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Goodwill impairment – In our analysis of goodwill impairment for the GEM&BOLT acquisition, it inappropriately included intercompany accounts that should have been excluded from the net asset value calculation for the reporting unit. As such, we increased impairment loss by $138,000.

Investment in Full Glass – Upon re-review of the Company’s financials, we determined that there was no formal election to move to the fair value option for the investment in Full Glass and accordingly, the initial election should remain. As such, we adjusted the classification of the investment from Investments at fair value to Investments at cost on the balance sheet, removed the unrealized gain in fair value related to the investment in Full Glass of $402,768, and reduced the value of the investment by $754,717 to reflect the Company’s forfeiture of its warrants in Full Glass (See Note 8) which was not previously reflected.

Cash Flow – Upon review of the Company’s cash flow, we determined that repayments of promissory notes receivable were inappropriately included in cash flows from financing activities when they should have been reflected as investing activities as it pertained to the principal and operating activities as it pertained to the interest receivable. Accordingly, $5,120,000 previously reported as proceeds in financing activities were allocated to investing and operating activities. Similarly, certain payments on interest payable for 181,684 were included in financing activities, when they should have been operating activities. These, in addition to the effects of other restatement matters above, changed the results of the statement of cash flow as summarized below.

As a result, the Company restated its previous issued financial statements for the year ended December 31, 2024.

F-22

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

The following table summarizes the impact of the restatement on the Company’s previously issued financial statements for the year ended December 31, 2024:

	As of and for the year ended December 31, 2024
Line Item	As previously reported	Restatement adjustment	As restated
Cost of spirits & wine revenues	12,182,046	-	12,182,046
Cost of other revenues	4,479,763	(767,704)	3,712,059
Loss on contracts	-	3,687,394	3,687,394
Total cost of net revenues	16,661,809	2,919,690	19,581,499

Operating expenses:
Sales and marketing	4,122,121	-	4,122,121
General and administrative	9,671,062	368,432	10,039,494
Research and development	168,365	-	168,365
Impairment loss	184,049	138,000	322,049
Total operating expenses	$14,145,597	$506,432	$14,652,029

Other income (expense):
Interest income	117,523	-	117,523
Interest expense	(1,805,985)	-	(1,805,985)
Other expense, net	(459,586)	(754,717)	(1,214,303)
Gain on sale of business	-	-	-
Unrealized gain on investment at fair value	615,008	(402,768)	212,240
Total other income (expense)	$(1,533,040)	$(1,157,485)	$(2,690,525)

Net income (loss)	$(10,671,921)	$(4,583,607)	$(15,255,528)
Basic earnings per share	$(1.31)	$(0.56)	$(1.88)
Diluted earnings per share	$(1.31)	$(0.56)	$(1.88)

Investments at fair value	$6,829,505	$(1,902,768)	$4,926,737
Investments at cost	$-	$745,283	$745,283
Goodwill	$8,843,994	$(138,000)	$8,705,994
Contract liabilities	$-	$2,919,691	$2,919,691
Additional Paid-in Capital	$35,513,062	$368,432	$35,881,494
Accumulated deficit	$(21,543,706)	$(4,583,607)	$(26,127,313)

Cash flows from operating activities	$(5,808,023)	$1,646	$(5,806,377)
Cash flows from investing activities	$161,050	$4,951,606	$5,112,656
Cash flows from financing activities	$5,403,883	$(4,953,252)	$450,631

Note 5 – Acquisitions and Disposition

222 Spirits acquisition – On September 19, 2024, the Company entered into an Asset Purchase Agreement to acquire 50.0001% of the equity stake in 222 Spirits Holdings, LLC. The Company issued 2,220,150 shares of Series B-3 Preferred Stock as total consideration for the transaction.

F-23

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

The acquisition transaction resulted in a change in control and AMASS was determined to be the legal and accounting acquirer. Accordingly, AMASS has applied the acquisition method of accounting and elected to apply pushdown accounting to establish a new basis of accounting. The assets acquired and liabilities assumed are accordingly measured at their estimated fair values.

The estimated fair values of the assets and liabilities at the date of the acquisition were determined by applying established valuation techniques, based on information that management believed to be relevant to this determination. Working capital was recorded at the net book value as of the date of the transaction, as the net book value approximates fair value.

The identifiable intangible assets consist primarily of tradenames. The tradename was valued using the relief from royalty method considering royalty rates for the industry and projected future revenues. Goodwill represents the excess of the consideration over the fair value of the tangible and intangible net assets acquired. Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is allocated to the spirits segment.

The purchase price was valued as follows:

Equity	$5,000,000
Fair value of noncontrolling interest	4,999,980

Total	$9,999,980

The new basis of assets acquired and liabilities assumed as of the date of the transaction is as follows:

Accounts receivable	$436,946
Inventory	1,779,390
Prepaids and other current assets	203,442
Tradename	620,774
Accounts payable and accrued expenses	(588,081)
Loans payable	(14,570)

Net assets acquired	2,437,901

Goodwill	7,562,079

Total	$9,999,980

Unaudited Pro Forma Financial Information – The following unaudited pro forma financial information presents the Company’s financial results as if the 222 Spirits acquisition had occurred as of January 1, 2024. The unaudited pro forma financial information is not necessarily indicative of what the financial results actually would have been had the acquisitions been completed on this date. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the Company’s future financial results. The following unaudited pro forma financial information includes incremental intangible asset amortization as a result of the acquisition. The pro forma information does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the acquisition:

Year Ended December 31, 2024
Revenue	$23,9987,757
Net loss	$(16,299,532)
Net loss per share – basic and diluted	$(2.00)

Winc acquisition and partial disposition – In December 2022, the Company entered into a debtor-in-possession credit facility (DIP) to fund Winc during the Company’s section 363 asset acquisition. Under the DIP, the Company paid $2,000,000 in December 2022 and an additional $1,500,000 in January 2023. Total interest and credits earned on the DIP was $133,832 and was considered part of the purchase consideration on January 23, 2023, along with the principal, as part of the Company acquisition of Winc.

F-24

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

In January 2023, the Company finalized the Asset Purchase Agreement to acquire substantially all of the assets and liabilities from Winc out of bankruptcy through a Section 363 sale. The Company considers the net assets acquired through the Winc transaction to be two business units: wholesale and Winc.com DTC. The Company paid $11,000,000 in total consideration, of which $3,500,000 was paid through the DIP principal, $133,832 through DIP-related fees and credits, $6,014,107 in cash, and $1,352,061 in assumed net liabilities.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date.

Total fair value of the purchase price consideration as of January 2023 was determined as follows:

Cash	$6,014,107
Debtor-in-possession credit facility	3,633,832
Assumed net liabilities	1,352,061

Total	$11,000,000

The Company has made an allocation of the purchase price to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Accounts receivable	$3,240,300
Inventory	17,692,531
Prepaids and other current assets	2,890,406
Property and equipment	167,719
Right-of-use lease asset	477,328
Intangible assets	3,869,660
Deposits	13,640
Accounts payable and accrued expenses	(3,422,058)
Lease liabilities	(515,357)
Deferred revenue	(13,678,882)

Net assets acquired	10,735,287

Goodwill	264,713

Total	$11,000,000

Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. The goodwill was removed as part of the Winc.com DTC disposition described below.

Unaudited pro forma financial information has not been presented, as the acquisition occurred in January 2023 and, accordingly, the Company’s consolidated results of operations for the year ended December 31, 2023, include substantially all of Winc’s operating activity.

In June 2023, the Company sold the Winc.com DTC business unit for total consideration of $11,000,000 in the form of a $5,250,000 Secured Senior Promissory Note ($5,500,000 net of $250,000 cash received immediately), a $4,000,000 Secured Subordinated Promissory Note, 39,500 Common Units of equity in the buyer, and warrants to purchase 40,000 Common Units of equity in the buyer (the Winc.com Sale). The warrants have an exercise price of $0.01 and have a five-year maturity. The notes were initially to mature on December 31, 2023, but were amended to extend the maturity through April 30, 2025. In February 2024, the Company amended its Secured Promissory Notes receivables. The Company reduced the principal by $1,600,000, forgave all default interest, and reduced the monthly minimum payment to $150,000 in exchange for a lump payment of $3,650,000. The balance due on the Secured Promissory Notes receivable was $421,653 and $5,535,949 as of December 31, 2024 and 2023, respectively.

F-25

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

In relation to the disposition, the Company was relieved of net liabilities of $6,482,322. Based on the consideration received and net liabilities relieved, the Company recognized a gain on sale of $17,217,609 ($17,482,322, net of goodwill impairment of $264,713), as shown in the consolidated statement of operations for the year ended December 31, 2023.

The net revenues attributable to Winc.com DTC were $12,778,022 and cost of goods sold $8,063,522 in the consolidated statement of operations for the year ended December 31, 2023. Since the operating expenses and cash flows are not clearly distinguishable from other aspects of operations neither item is being reported.

The Company has made an allocation of the sale price in regard to the disposition and assets relieved liabilities assumed as of the sale date. The following table summarizes the purchase price allocation:

The sale price consideration as of June 2023 was determined as follows:

Promissory notes receivable	$9,500,000
Investment in purchasing company	1,500,000

Total	$11,000,000

The Company has made an allocation of the sale price to the assets sold and the liabilities relieved as of the sale date. The following table summarizes the sale price allocation:

Inventory	$5,286,396
Intangible assets, net	440,550
Cash consideration to pay off debt	1,242,113
Accounts payable	(75,453)
Deferred revenue	(13,375,928)

Net liabilities relieved	$(6,482,322)

Sale price	11,000,000

Gain on sale	$17,482,322

Note 6 – Inventory, net

Inventory, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023

Raw materials	$2,802,258	$1,715,154
Work in process	5,417,094	2,087,393
Finished goods	9,085,465	8,625,500
Inventory reserve	(1,986,114)	(1,211,721)

Total inventory, net	$15,318,703	$11,216,326

F-26

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

As of December 31, 2024 and 2023, the Company had $29,711 and $1,286,737, respectively, in deposits for inventory purchases and production runs, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Note 7 – Long-Lived Assets

Property and equipment, net – Property and equipment, net consists of the following:

	2024	2023

Plant and equipment	$126,345	$175,629
Office and storage equipment	38,495	38,502
Furniture and fixtures	183,322	183,332
Leasehold improvements	314,518	372,424

Property and equipment, gross	662,680	769,887
Less: accumulated depreciation and amortization	(494,501)	(463,163)

Property and equipment, net	$168,179	$306,724

Depreciation and amortization expenses of $121,776 and $163,500 were included in general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively.

Intangible assets, net – Intangible assets, net consist of the following:

	2024	2023

Website development	$130,538	$130,538
Tradename/transferred IP	788,005	167,231
Customer base	44,267	44,267
Non-competes	3,857	3,857
Brand names	3,264,000	3,264,000

Intangible assets, gross	4,230,667	3,609,893
Less: Accumulated amortization	(1,166,427)	(624,711)

Intangible assets, net	$3,064,240	$2,985,182

Goodwill	$8,705,994	$1,465,964

Amortization expense was $541,716 and $622,341 for years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

Goodwill – The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount.

F-27

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

During the year ended December 31, 2024, the Company identified triggering events indicating a potential impairment of goodwill. These indicators included a significant decline in the Company’s decline in revenue in a reporting unit, and lower-than-expected financial performance in certain reporting units. As a result of these indicators, the Company performed an goodwill impairment test The Company utilized a market approach (comparable company analysis) to determine the fair value of the affected reporting units.

The impairment test concluded that the carrying value of goodwill related to the GEM&BOLT Asset Purchase and the associated reporting unit exceeded its fair value. Accordingly, the Company recognized a goodwill impairment loss of $322,049 during the year ended December 31, 2024, which is presented as a separate line item within operating expenses in the accompanying consolidated statement of operations and resulted in a reduction of the goodwill balance to $1,143,876 as of December 31, 2024. No triggering events occurred during the year ended December 31, 2023.

As part of the Company’s acquisition of Winc in January 2023, the Company recorded $264,713 of goodwill. This goodwill was relieved as part of the Winc.com DTC Sale, as it was believed to be primarily associated with that business unit. There is no remaining goodwill as part of the Winc Acquisition as of December 31, 2023.

As part of the Company’s acquisition of 222 Spirits in September 2024, the Company recorded $7,562,079 of goodwill. There were no triggering events during the period from acquisition to December 31, 2024.

Note 8 – Investments

De Soi – In August 2020, the Company entered into a joint venture to create De Soi, a celebrity-founded, non-alcoholic wine product company. De Soi first made its product available for sale in January 2022 through the release of three flavors available in both bottles and cans. The Company was granted 2,500,000 of 5,000,000 shares of common stock in De Soi for no consideration. In 2022, the Company acquired certain preferred stock and sold common stock, resulting in ownership of less than 50%, at which point De Soi ceased being a joint venture, as De Soi had raised outside capital in the year and the Company owned less than 50% of De Soi. In December 2024, the Company sold 340,864 shares of De Soi common stock to a stockholder  for $500,000 and recognized a loss on sale of $363,982 which is included in other expenses in the accompanying consolidated statements of operations. Subsequent to year end in January 2025, the Company sold another portion of its investment in De Soi for $500,000.

At the valuation dates of December 31, 2024 and 2023, management used the market approach to determine the fair value of the Company’s investment in De Soi was $4,926,737 and $5,578,479, respectively, which includes common stock and Series Seed holdings. The market approach was based on valuations related to financing transactions with third-party investors and market multiples of comparable companies, adjusted for certain time and market factors. An unrealized gain on investment of $212,240 was recognized, which is included in the accompanying consolidated statements of operations.

F-28

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Full Glass – As partial consideration for the sale of the Winc.com DTC business unit (Note 5), the Company received 39,500 Common Units and warrants convertible to 40,000 Common Units of the buyer with a total implied value of $1,500,000. The warrants had an exercise price of $0.01 and have a five-year maturity. During the year ended December 31, 2023, the Company elected to record the investment at cost and evaluate the investment for impairment whenever a triggering event occurs. In February 2024, 8,892 of the Common Units were converted to Series A Preferred Units and the Company was awarded an additional 41,345 Common Units in consideration for the dilution the Company took on Full Glass’ Series A as contemplated by the original contract with Full Glass. Further in February 2024, the Company entered into a Restatement Agreement in which it forfeited its warrants in exchange for a $3,500,000 lump payment on the promissory notes. As such forfeiture represented approximately half of the initial value of the investment, the Company reduced the value of the investment by $754,717 and recorded the loss as a component of other expense, net. As of December 31, 2024, no triggering events occurred and the investment had a value of $745,283.

Note 9 – Contract Losses

The Company identified that evidence existed, including declining bulk wine market and demand concerns for finished goods wine, indicating that some of its long-term, unhedged purchase commitment contracts of bulk wine would incur losses in future periods. The identified contracts included bulk wine expected to be received in 2025. In accordance with ASC 330, Inventory, the Company records a provision when evidence exists that net realizable value is lower than the contractual price. The provision is measured at the best estimate of the expected loss, recorded in cost of net revenues, and will be reassessed each period for changes in estimates. Key estimates include remaining expected consideration and market pricing affecting net realizable value. The total liability associated with firm purchase commitment contracts was $2,919,691 as of December 31, 2024, and is presented within accrued expenses and other current liabilities on the consolidated balance sheets.

In February 2024, the Company entered into a supplier agreement to sell finished goods wine to Full Glass at prices below cost. This contract was entered into as a mitigation tool for its long-term purchase commitment contracts above, and on-hand bulk wine in inventory, as the Company is not expecting there to be enough demand for utilization of the bulk wine commitments. The Company utilized the Full Glass supplier agreement in considering the net realizable value for finished goods produced through the long-term purchase commitments above. The Company recognizes losses on the fulfilment of this contract as incurred, which totalled $767,704 during the year ended December 31, 2024.

In aggregate, the Company expensed $3,687,394 in losses on contracts, which are showing in cost of net revenues on the consolidated statements of operations.

F-29

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Note 10 – Debt

Secured credit facility – In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the ABL). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (7.5% and 8.5% as of December 31, 2024 and 2023, respectively) plus 3.75% per annum. The Company also incurred one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matured in September 2025 with an automatic renewal for one year if not terminated before 60 days before the termination date. All obligations under the ABL are secured by a first-priority lien on substantially all of Maison Thomas and DTC Sub’s tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, and related proceeds, subject to customary exclusions. The outstanding balance on the ABL was $3,601,405 and $4,920,975 as of December 31, 2024 and 2023, respectively. Availability under the ABL was $3,152,918 as of December 31, 2024 and does not include the overdraw on bulk wine allowed for November through February each year.

Loans payable – In May 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program by the Small Business Administration (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2024 and 2023, the outstanding balance was $159,924 and $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $9,144 and $5,562 for the years ended December 31, 2024 and 2023, respectively.

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 were extended to July 2025. As of December 31, 2024 and 2023, the balance of Mezzanine Secured Notes was $992,564 and $1,181,860, inclusive of interest, respectively. One of the lenders of the Mezzanine Secured Notes was a related party, as is further discussed in Note 15.

In January 2023, the Company issued two Senior Secured Notes with shareholders in an aggregate principal amount of $5,000,000. The loans earned interest of $1,179,822 and matured in July 2023. In connection with these notes, the Company issued 645,315 warrants to purchase Series B Preferred Stock at an exercise price of $1.46 per share. The Company valued the warrants using the Black-Scholes option pricing model, using inputs described in Note 13, and determined that the relative fair value of the warrants was $441,273. The value of the warrants was recorded as a discount to the debt and accreted up through the maturity date. During the year ended December 31, 2023, the Company repaid one of the Senior Secured Notes through payment of $4,040,625. The Company amended the other note by extending the term through March 2024 and modifying the interest to 7.79% accruing monthly in arrears. The loans were fully paid in March 2024. As of December 31, 2023, the balance outstanding on the second Senior Secured Note was $1,539,196.

In February 2023, the Company issued a Mezzanine Secured Note with the principal value of $300,000. The note incurs interest for the first month at a monthly rate of 17% and after incurred interest at a monthly rate of 2%. The note was repaid in March 2024. Embedded in the note are warrants convertible to 68,194 shares of Common Stock at the exercise price of $1.46 per share with an exercise period of 3 years. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs described in Note 13, determined the relative fair value was negligible. As of December 31, 2023, the balance outstanding on the Mezzanine Secured Note was $47,994.

F-30

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

In April 2023, the Company issued a Senior Secured Note with the principal value of $300,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurred interest at a monthly rate of 2%. The note was repaid in March 2024. As of December 31, 2023, the balance outstanding on the Senior Secured Note was $390,000, inclusive of accrued interest.

In May 2023, the Company issued a Senior Secured Note with the principal value of $175,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurred interest at a monthly rate of 2%. The note was fully repaid in March 2024. As of December 31, 2023, the balance outstanding on the Senior Secured Note was $226,202, inclusive of accrued interest.

In April 2024, the Company issued a Secured Promissory Note with the principal balance of $2,500,000. The note accrues interest at $72,917 per month and matured in April 2025. It was subsequently extended to December 2025.   The outstanding balance was $2,356,250 as of December 31, 2024, all of which was principal. The Company incurred and paid $656,250 of interest on the note as of December 31, 2024. The Company’s trademark is held as collateral on this note. See Note 15.

Promissory notes payable – As of December 31, 2024 and 2023, the Company had promissory notes with the total outstanding principal balance of $1,650,000 and $1,900,000, respectively. From January through April 2023, all promissory notes’ interest rates were amended from 9% to 12% per annum in exchange for subordination to other debt instruments. In August 2024, one of the holders of the promissory notes received 104,226 shares of Series B-2 Preferred Stock as consideration for the outstanding principal balance of $250,000 and accrued interest of $43,397.

The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes is paid quarterly in arrears. The notes incurred $218,351 and $223,168 of interest expense for the years ended December 31, 2024 and 2023, respectively, of which $157,820 and $108,134 was payable at December 31, 2024 and 2023, respectively.

The promissory notes included warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life, was determined to be negligible.

SAFE notes – From July through December 2022, the Company issued SAFE Notes for $1,650,000. The SAFE Notes were to convert at a valuation cap of $35,000,000. During 2023, upon the Series B financing, the SAFEs converted into 1,126,740 shares of Series B Preferred Stock. No gain or loss was recognized as the value of the as converted Preferred Stock equaled the value of the SAFEs converted.

The aggregate maturities of the Company’s debt subsequent to December 31, 2024, are as follows:

2025	$6,411,303
2026	1,550,000
2027	100,000
Thereafter	164,570

Total	$8,225,873

F-31

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Note 11 – Convertible Notes

In December 2022, the Company issued a convertible note with the principal balance of $1,000,000. The note bore 14% interest if the Company did not close its acquisition of Winc; however, if the transaction closed no interest would be incurred. The note was convertible into Series B Preferred Stock and matured at the earlier of the DIP Lender’s receipt of repayment or June 30, 2023. In June 2023, the note converted to 682,873 shares of Series B-1 Preferred Stock. Upon conversion of the convertible note, the lender received warrants for 682,873 shares of Common Stock at the exercise price of $1.46 per share. The fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life; the value, $6,829, was considered interest expense due to the discount and immediate accretion to the note.

As the Winc acquisition closed, no interest accrued on the convertible note.

Note 12 – Stockholders’ Equity

Common stock – As of December 31, 2024, the Company was authorized to issue a total of 63,500,000 shares of Common Stock with $0.00001 par value.

Each holder of stock (both common and preferred) is entitled to one vote for each share of stock held. No distributions have been made for the years ended December 31, 2024 and 2023.

Preferred stock – The holders of Series B Preferred Stock are initially entitled to repayment amount at the greater of (i) the Original Issue Price of the Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event.

After holders of Series B Preferred Stock are repaid, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall on a pari passu basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

F-32

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

The Company authorized and had outstanding the following shares as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Authorized	Outstanding	Authorized	Outstanding

Common Stock	63,500,000	8,697,983	38,000,000	7,367,632
Series Seed-1 Preferred Stock	2,412,297	2,412,297	2,412,297	2,412,297
Series Seed-2 Preferred Stock	4,323,248	4,323,248	4,323,248	4,323,248
Series Seed-3 Preferred Stock	1,579,994	1,579,994	1,579,994	1,579,994
Series Seed-4 Preferred Stock	2,346,635	2,346,635	2,346,635	2,346,635
Series Seed-5 Preferred Stock	504,316	504,316	504,316	504,316
Series Seed Preferred Stock	1,362,530	1,362,530	1,362,530	1,362,530
Series A Preferred Stock	873,734	873,734	873,734	873,734
Series B-1 Preferred Stock	18,198,578	5,237,632	18,198,578	5,237,632
Series B-2 Preferred Stock	4,262,724	104,226	-	-
Series B-3 Preferred Stock	5,328,406	2,962,327	-	-

Stock transactions 2024 – During 2024, the Company issued 742,177 shares of Series B-3 Preferred Stock for cash proceeds of $1,671,456.

The Company issued 2,220,150 shares of Series B-3 Preferred Stock for the acquisition of 222 Spirits (Note 5).

The Company issued 104,226 shares of Series B-2 Preferred Stock as consideration for the repayment of a promissory note (Note 10).

The Company issued 8,750 and 1,321,601 shares of Common Stock for the exercise of stock options and warrants, for proceeds of $525 and $79,296, respectively.

Stock transactions 2023 – During 2023, the Company issued 3,428,019 shares of Series B-1 Preferred Stock for cash proceeds of $4,019,991 and the $1,000,000 in Series B-1 Preferred Stock deposit received in 2022. In connection with the offering, the Company incurred offering costs of $119,557.

Concurrent with the Series B-1 Preferred Stock financing, the Company issued 1,126,740 shares of Series B-1 Preferred Stock for conversion of SAFEs totaling $1,649,998 and 682,873 shares for convertible debt totaling $1,000,000 (Note 10).

During 2023, the Company issued 115,000 shares of common stock for the exercise of stock options and received cash proceeds of $10,500.

F-33

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Note 13 – Stock-Based Compensation

Incentive stock options and non-qualified stock options – In September 2016, the Company adopted the 2016 Stock Plan (2016 Plan), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. As of December 31, 2024, the 2016 Stock Plan, as amended, authorized 5,178,390 shares. The options typically have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. Stock options granted under the 2016 Plan typically vest over a four-year period with a one-year cliff, but also include grants that vest over shorter periods of time. As of December 31, 2024, the 2016 Plan had 1,449,155 shares, available for future issuance.

A summary of information related to stock options is as follows:

		Weighted
		Average	Intrinsic
	Options	Exercise Price	Value

Outstanding as of December 31, 2022	1,473,236	$0.12
Granted	2,963,000	0.06
Exercised	(115,000)	0.09
Forfeited	(390,000)	0.16

Outstanding as of December 31, 2023	3,931,236	0.06
Exercised	(8,750)	0.06	$21,700
Forfeited	(665,917)	0.06

Outstanding as of December 31, 2024	3,256,569	0.06	$8,063,977

Exercisable as of December 31, 2024	1,623,190	0.07	$4,013,200
Exercisable and expected to vest as of December 31, 2024	3,256,569	0.06	$8,063,977

The following table presents the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	2024	2023

Risk free interest rate	N/A	4.2%-4.9%
Expected dividend yield	N/A	0.0%
Expected volatility	N/A	75.0%
Expected life (years)	N/A	6.08

The total fair value of the options granted during the years ended December 31, 2024 and 2023, was $0 and $118,520, respectively. Stock-based compensation expense for stock options of $14,658 and $59,799 was recognized for the years ended December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $67,110 as of December 31, 2024. The remaining expense is expected to be recognized over a weighted-average period of approximately 24 months.

F-34

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

During 2023, the Company modified all outstanding stock options to lower the strike price to the assessed fair market value of underlying common stock at the time of modification. The Company analyzed the value of the existing options and modified options immediately before and after modification using similar inputs to those above, adjusting for expected life and determined that the incremental value to the holder of the options was negligible.

Preferred Stock and Common Stock warrants – In the years ended December 31, 2024 and 2023, the Company entered into arrangements with its vendors and investors in which it provided Preferred Stock and Common Stock warrants (the warrants) in lieu of cash for goods and services provided or embedded in the Company promissory notes (see Note 10). The warrants generally have a term of five to ten years and are typically either fully vested at issuance or vest over four years with a one-year cliff.

Outstanding and exercisable Preferred Stock warrants amount to 1,328,185, with weighted-average exercise price at $1.46 per share at December 31, 2024 and 2023. Weighted average grant date fair value of the Preferred Stock warrants was $0.75 at December 31, 2023. There were no Preferred Stock warrants granted during the year ended December 31, 2024. Weighted-average years to expiration on outstanding Preferred Stock warrants was 1.10 and 2.11 years at December 31, 2024 and 2023.

In 2023, the Company granted the following Preferred Stock warrants: 645,315 were granted with loans payable (Note 10), 614,583 were granted to Series B investors, the value of which is both an addition and reduction to additional paid-in capital for no effect, and 68,287 warrants for compensation. The exercise price of all these warrants was $1.46 per share and had contractual maturity dates of three years.

A summary of information related to Common Stock warrants is as follows:

	Common	Weighted
	Stock	Average
	Warrants	Exercise Price

Outstanding as of December 31, 2022	1,007,700	$0.35
Granted	2,258,502	0.57

Outstanding as of December 31, 2023	3,266,202	$0.50
Granted	205,828	0.06
Exercised	(1,321,601)	0.06

Outstanding as of December 31, 2024	2,150,429	$0.73

Exercisable as of December 31, 2024	2,150,429	$0.73

	2024	2023
Weighted average fair value of warrants granted during the year	$1.84	$0.03
Weighted average duration (years) to expiration of outstanding	4.66	5.38

In 2023, the Company granted the following Common Stock warrants: 1,439,582 for compensation and 818,920 for additional interest in relation to modification of notes. These warrants had exercise prices ranging from $0.06 to $1.46 with contractual maturity dates of 2.4-10 years.

F-35

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

In 2024, the Company granted warrants convertible to 205,828 of common stock for advisory services. The exercise price of these warrants was $0.06 with contractual maturity date of 5 years.

Warrant compensation totaled $378,437 and $108,908 for December 31, 2024 and 2023, respectively, and is included in general and administrative expenses in the accompanying statements of operations. There were no unrecognized compensation costs related to non-vested warrants as of December 31, 2024 and 2023, as all warrants were fully vested upon grant.

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

Preferred Stock warrants	2024	2023

Risk free interest rate	N/A	3.7%-4.3%
Expected dividend yield	N/A	0.0%
Expected volatility	N/A	75.0%
Expected life (years)	N/A	3

	2024	2023
Weighted average fair value of warrants granted during the year	N/A	$0.75
Weighted average duration (years) to expiration of outstanding warrants at year-end	1.10	2.11

Common Stock warrants	2024	2023

Risk free interest rate	4.5%	3.5%–5.1%
Expected dividend yield	0.0%	0.0%
Expected volatility	65.0%	75.0%
Expected life (years)	5	2.4–10

F-36

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Note 14 – Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for consolidated financial statement and income tax purposes. The differences relate primarily to tax to book differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2024 and 2023, the following table presents the deferred tax assets and liabilities by source:

	2024	2023
Deferred tax assets
Net operating loss carryforwards	$9,323,810	$7,176,455
Temporary differences	2,279,320	858,757

Total deferred tax assets	11,603,130	8,035,212
Valuation allowance	(11,603,130)	(8,035,212)

Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $11,603,131 and $8,035,212 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowances increased by $3,567,918 and $2,922,388 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 25.6%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss (NOL) carryforwards available to offset future taxable income totaling $34,734,654 and $27,267,845, respectively. NOLs generated in tax years 2017 and prior generally expire 20 years from the year in which they were incurred. NOLs generated in 2018 and subsequent years, which make up substantially all of the Company’s NOLs are carried forward indefinitely, subject to limitations under current tax law.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

F-37

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Note 15 – Related-Party Transactions

Due from related parties – The Company’s founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2024 and 2023, net amount due from the founder was $1,268,341 and $942,291, respectively. Interest earned in the years ended December 31, 2024 and 2023, on the advances was $18,095 and $10,665, respectively. These advances are payable on demand.

Loan payable – related party – As discussed in Note 10, the holders of one of the Mezzanine Secured Notes was related party. The balance of Mezzanine Secured Notes due to that related party was $325,866 and $522,098 as of December 31, 2024 and 2023, respectively.

Related entity activity – During part of 2023, the Company shared certain activities with De Soi, including certain employees and office space. Transactions during the years ended December 31, 2024 and 2023 were immaterial and there were no balances due from De Soi at December 31, 2024 and 2023.

Loan payable – In April 2024, the Company sold the AMASS trademark to Resonant and entered into an arrangement under which the Company will repurchase the trademark from Resonant after repayment of the Secured Promissory note entered into concurrently with this transaction. The Company simultaneously entered into an exclusive, worldwide, royalty-free license that permits our continued use of the AMASS name for our product lines and marketing operations. Concurrently, a third-party investor loaned Resonant funds, which was secured by the underlying trademark. The Company received those funds which was memorialized into the Secured Promissory Note described in Note 10. As Resonant is a special purpose vehicle whose director is a related party, it is consolidated with the Company under variable interest entity (“VIE”) as the Company is the primary beneficiary. Accordingly, the transaction of the sale of the trademark had no impact on the Company’s consolidated financial statements, as all intercompany activity between the Company and Resonant was eliminated in consolidation. However, the Company recognized the related Secured Promissory Note and associated interest expense on its consolidated balance sheets and statements of operations. The note was structured in this manner to more fully secure the lender’s position. Subsequent to the original April 2024 secured note, the Company and lender agreed to extend the maturity of the note through December 2025.

Note 16 – Commitments and Contingencies

Lease commitments – The Company’s headquarters in Los Angeles, CA was leased on a month-to-month basis for the years ended December 31, 2024 and 2023. As such, there were no lease obligations as of December 31, 2024.

As part of the Winc acquisition in January 2023, the Company acquired contracts for two warehouses: one in Santa Maria, CA and the other in Bethel Township, PA. The Santa Maria lease expired in December 2023 and was renewed in January 2024 for a term of one year. The lease for the Bethel Township property, originally set to expire in December 2027, was terminated in July 2024. As a result, the related right-of-use (ROU) asset and lease liability were removed from the balance sheet. In addition, a lease deposit totaling $318,520 was forfeited upon termination.

For the years ended December 31, 2024 and 2023, the Company incurred office rent expense of $202,718 and $196,548, respectively, and warehouse rent expense of $940,354 and $891,298, respectively. Office and warehouse rent expense are components of general and administrative expenses in the accompanying consolidated statements of operations. No obligations exist on the Company’s operating leases as of December 31, 2024.

Inventory commitments – See Note 4 for discussion on inventory commitments.

Contingencies – The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

Note 17 – Business Segment Information

Our internal management financial reporting consists of two business divisions: (i) Wine and (ii) Spirits and we report our operating results in two segments: (i) Wine and (ii) Spirits. In the Wine segment, our portfolio consists of premium imported and domestic wine brands across multiple varietals and price points (both alcoholic and non-alcoholic). In the Spirits segment, our portfolio includes premium and craft spirits brands across categories such as gin, vodka, mezcal, tequila, and non-alcoholic. Our CODM is our Chief Executive Officer. The business segments reflect how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting. Our CODM utilizes segment comparable operating income (loss) performance in deciding how to deploy capital in line with disciplined and balanced priorities. These priorities largely include investing in our people and our brands, making capital investments, and strategic acquisitions. Our CODM also monitors budgeted versus actual results in assessing segment operating performance and understanding underlying business trends.

F-38

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Management excludes certain non-GAAP Comparable Adjustments from its evaluation of the results of each operating segment as these Comparable Adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these Comparable Adjustments, collectively referred to as comparable operating income (loss). We evaluate segment operating performance based on comparable operating income (loss) of the respective business units.

The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 3.

Segment information is as follows:

	Wine	Spirits	Total segment	Unallocated amounts		Comparable Adjustments	(c)	Consolidated
For the year ended December 31, 2024
Net revenues	$17,750,599	$1,727,757	$19,478,356	$-		$2,190,169	(a)	$21,668,525
Cost of net revenues	12,009,473	845,499	12,854,972	-		6,726,527	(a)	19,581,499
Gross profit (loss)	5,741,126	882,258	6,623,384	-		(4,536,358)		2,087,026

Selling and marketing	4,044,490	386,523	4,431,013	-		(308,892	)(a)	4,122,121

General and administrative	5,735,877	1,274,339	7,010,216	2,650,841	(b)	378,437	(a)	10,039,494

Research and development	22,600	126,065	148,665	19,700	(b)	-		168,365

Impairment loss	-	-	-	-		322,049	(a)	322,049

Loss from operations	(4,058,841)	(904,669)	(4,966,510)	(2,670,541)		(4,927,952)		(12,565,003)
Other income (expense)								(2,690,525)
Provision for income taxes								-
Net income (loss)								(15,255,528)

Non-controlling interest net (loss)								(12,838)
Net income (loss) attributable to parent								(15,242,690)

Foreign currency translation adjustment								(8,479)
Total comprehensive loss								$(15,251,169)

(a)	See comparable adjustments table discussed in this footnote for explanations surrounding items included in comparable adjustments.
(b)	Unallocated amounts include costs held in the corporate infrastructure that are not allocated to any reporting segment. Significant items included in general and administrative expenses include $754 thousand in headcount and contractor costs, $483k in legal costs, $120k in depreciation, and $318k in warehouse lease termination costs.
(c)	Comparable Adjustments are determined and presented on a non-GAAP basis and are intended to reflect our current operations.

F-39

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

	Wine	Spirits	Total segment	Unallocated amounts		Comparable Adjustments	(c)	Consolidated
For the year ended December 31, 2023
Net revenues	$17,946,742	$1,412,256	$19,358,998	$-		$14,124,854	(a)	$33,483,852
Cost of net revenues	12,551,301	695,873	13,247,174	-		9,486,992	(a)	22,734,166
Gross profit	5,395,441	716,383	6,111,824	-		4,637,862		10,749,686

Selling and marketing	2,658,435	868,471	3,526,906	87	(b)	241,265	(a)	3,768,258

General and administrative	5,944,317	1,469,191	7,413,508	1,997,615	(b)	5,865,714	(a)	15,276,837

Research and development	29,960	121,852	151,812	-		-		151,812

Impairment loss	-	-	-	-		1,864,713	(a)	1,864,713

Loss from operations	(3,237,271)	(1,743,131)	(4,980,402)	(1,997,702)		(3,333,830)		(10,311,934)
Other income (expense)								15,187,309
Provision for income taxes								-
Net income (loss)								4,875,375

Non-controlling interest net (loss)								-
Net income (loss) attributable to parent								4,875,375

Foreign currency translation adjustment								47,926
Total comprehensive loss								$4,923,301

(a)	See comparable adjustments table discussed in this footnote for explanations surrounding items included in comparable adjustments.
(b)	Unallocated amounts include costs held in the corporate infrastructure that are not allocated to any reporting segment. Significant items included in general and administrative expenses include $845 thousand in headcount and contractor costs, $238k in headquarters lease and maintenance costs, and $190k in depreciation and amortization.
(c)	Comparable Adjustments are determined and presented on a non-GAAP basis and are intended to reflect our current operations.

F-40

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Non-GAAP Comparable Adjustments were as follows:

	December 31, 2024	December 31, 2023
Net revenues
Sales from divested business unit (a)	$2,144,793	$14,025,542
Sales of bulk wine (b)	45,376	99,312
Comparable adjustments, Net revenues	2,190,169	14,124,854

Cost of net revenues
Cost of sales from divested business unit (a)	2,012,135	9,332,405
Cost of sales of bulk wine (b)	581,181	154,587
Cost of write-down of unutilized wine pre-acquisition (c)	445,817	-
Loss on contracts (d)	3,687,394	-
Comparable adjustments, Cost of net revenues	6,726,527	9,486,992

Selling and marketing
Cost of divested business unit (a)	-	241,265
Overallocated selling & marketing costs (e)	(308,892)	-
Comparable adjustments, selling and marketing	(308,892)	241,265

General and administrative
Cost of divested business unit (a)	-	2,259,851
Stock-based compensation (f)	378,437	168,708
Transaction services fees (g)	-	3,437,155
Impairment loss (h)	322,049	1,864,713
Comparable adjustments, general and administrative	700,486	7,730,427

Comparable adjustments, Operating income (loss)	(4,927,952)	(3,333,830)

(a)	Sales from divested business unit relates to the sale of Winc.com in June 2023. All of those revenues pre-sale and associated costs are not part of our recurring business and are thus excluded from what the CODM views as regular operations. Along the same line, the sales from divested business unit also include sales and associated costs related to inventory sold to the buyer of winc.com post-sale. These revenues are not regular and part of the business’ long-term business plans/strategy and occur because they have been cash accretive in nature. Operating expenses related to these revenues are also excluded from performance evaluations for the segments.

(b)	The Company sold and is expected to sell excess bulk wine for losses. These are not part of the Company’s regular operations and thus are excluded from the CODM’s review of the wine business.
(c)	The Company wrote-down inventory that was acquired as part of the Winc acquisition in 2023. When the Company sold the winc.com business, it lost its ability to sell wine unwanted on the wholesale channel through the winc.com channel. As such, excess bulk wine that was identified and written down in 2024 was not considered to be a core/recurring operation for the business.
(d)	Loss contracts are removed because they were the result of the Company’s historical acquisitions and not a result of core wine operations.
(e)	Overallocated selling & marketing costs are expenses billed by the corporate infrastructure (unallocated amounts) to the other segments. The corporate infrastructure ended up generating income from those services, it is excluded because they were intercompany incomes.
(f)	The Company does not include stock-based compensation in its evaluation of performance.
(g)	Transaction service fees were related to the acquisition of Winc in January 2023 and the sale of winc.com in June 2023.
(h)	The Company does not include impairment losses in its evaluation of performance.

F-41

AMASS Brands Inc and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

Our principal area of operation is in the U.S. Current operations for one of the spirits brands is in Mexico. Revenues are attributed to countries based on the location of the customer.

Geographic data is as follows:

	December 31,	December 31,
	2024	2023
Net revenues
U.S.	$19,172,222	$18,644,344
Non-U.S.	306,134	714,654

The assignment of goodwill to reporting units has not been completed as of December 31, 2024.

Note 18 – Subsequent Events

Debt – In January 2025, the Company issued a promissory note with the principal value of $1,000,000. The note incurs interest at a rate of 6% per annum and has a maturity date in February 2026.

In August 2025, the Company had a technical breach of covenants on its credit facility. The Company is in discussions with the lender to obtain a waiver and/or forbearance with respect to the applicable covenant violations.

De Soi – In January 2025, the Company transferred 237,270 shares of common stock of De Soi for $500,000. In February 2025, the Company transferred 505,051 shares of common stock of De Soi for a $1,000,000 reduction in principal on its senior loan.

SAFE – In February 2025, the Company issued a $500,000 SAFE note to an existing loan holder at a $5,000,000 post-money valuation cap in one of our subsidiaries.

Leases – The Company entered into a lease renewal with the Santa Maria warehouse. The lease term is January 1, 2025 to December 31, 2025 with monthly rent of $41,420.

Stock-based compensation – In January 2025, the Company issued warrants to purchase up to 642,686 shares of common stock at $0.08 per share. In February 2025, the warrants were exercised for the aggregate purchase price of $51,415.

Equity –

In January 2025, the Company’s board of directors authorized an increase in the number of shares of Common Stock issuable to 66,700,000, of which 63,500,000 were designated as voting Common Stock and 3,200,000 as non-voting Common Stock.

In January 2025, the Company issued warrants to purchase up to 642,686 shares of common stock at $0.08 per share to the lender of the $1,000,000 debt described above. In February 2025, the warrants were exercised for the aggregate purchase price of $51,415.

In May 2025, we completed a Regulation CF crowdfunding campaign at a purchase price of $2.85 per share, raising $470,759 and issuing 185,580 shares of Common Stock.

Promissory notes receivable – The promissory notes receivable were fully repaid in August 2025.

Management has evaluated subsequent events through October 31, 2025, the date the financial statements were available to be issued.

F-42

The date of this Prospectus is [●], 2026

Through and including [·], 2026 (the 25th day after the listing date of our Common Stock), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with this registration statement and the listing of our Common Stock. All amounts shown are estimates except for the SEC registration fee and the Nasdaq listing fee.

SEC registration fee	$	*
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Advisory fee		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 of the DGCL also provides that Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification of any claim, issue or matter is permitted without judicial approval if such person is adjudged to be liable to the corporation.

Under the DGCL, where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such present or former officer or director against the expenses (including attorney’s fees) which such present or former officer or director actually and reasonably incurred in connection with such action (or claim, issue or matter therein).

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchase or redemption; or

•	transaction from which the director derived an improper personal benefit.

II-1

Our Certificate of Incorporation contains a provision that precludes any director of ours from being personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the aforementioned liabilities which we are not permitted to eliminate or limit under Section 107(b)(7) of the DGCL.

In addition, our Certificate of Incorporation and bylaws requires us to indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Our bylaws further authorizes us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We plan to purchase an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Item 15.	Recent Sales of Unregistered Securities

During the three years immediately preceding the filing of this registration statement, the Company issued the following unregistered securities. Unless otherwise indicated, no underwriters were involved in these transactions, no underwriting discounts or commissions were paid, the securities were issued as restricted securities bearing appropriate legends, and the purchasers represented their investment intent and received or had access to information required for a reasonable evaluation of the investment. The issuances described below were exempt from registration under the Securities Act pursuant to the exemptions noted.

Regulation Crowdfunding Offerings

In 2021 and 2022, the Company conducted offerings pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act through an intermediary registered with the SEC and a member of FINRA. In connection with those offerings, the Company issued an aggregate of 409,921 shares of its Series Seed Preferred Stock for aggregate gross proceeds of approximately $1,557,462. In May 2025, the Company completed a Regulation CF crowdfunding campaign at a purchase price of $2.85 per share, raising $470,759 and issuing 185,580 shares of Common Stock. Most recently, in December 2025, the Company closed a Regulation Crowdfunding offering at a purchase price of $2.99 per share, raising approximately $261,856 through the issuance of 87,475 shares of Common Stock. The Company currently plans to commence an additional Regulation CF crowdfunding offering in February 2026. These issuances were made in compliance with Regulation Crowdfunding, including offering limits, investor limits, disclosure, filing, and intermediary requirements. The purchasers in these offerings included both accredited and non-accredited investors as permitted by Regulation Crowdfunding. The securities issued in the Regulation Crowdfunding offerings were subject to transfer restrictions in accordance with Rule 501 of Regulation Crowdfunding.

Private Placements of Equity Securities

Series Seed Preferred Stock. In 2021 and 2022, in transactions separate from the Regulation Crowdfunding offerings described above, the Company issued an aggregate of 952,609 shares of Series Seed Preferred Stock. The total aggregate proceeds for sales of Series Seed Preferred Stock is approximately $5,101,617. The total aggregate proceeds for sales of Series Seed Preferred Stock not raised via Regulation Crowdfunding was an approximate $3,544,155. These issuances were made in private placements to a limited number of investors in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. All purchasers were accredited investors, and there was no general solicitation or general advertising in connection with these offerings

Series A Preferred Stock. In 2022 and 2023, the Company issued an aggregate of 873,734 shares of Series A Preferred Stock for aggregate gross proceeds of approximately $3,633,038. These issuances were made in private placements to accredited investors in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. No general solicitation or advertising was used.

II-2

Series B-1 Preferred Stock. In 2023, the Company issued 5,237,632 shares of Series B-1 Preferred Stock for aggregate gross proceeds of approximately $6,019,990. These issuances were made in private placements to accredited investors in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. No general solicitation or advertising was used. In connection with the Series B-1 financing, the Company also issued warrants as described under “Warrants” below.

Series B-2 Preferred Stock (Debt Conversion). In 2024, the Company issued 104,226 shares of Series B-2 Preferred Stock upon conversion of certain outstanding indebtedness in the aggregate principal and accrued interest amount of approximately $293,397. These issuances were made in reliance on Section 3(a)(9) of the Securities Act as an exchange of securities by the issuer with its existing security holders, and/or Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D, as applicable.

Series B-3 Preferred Stock. In 2024, the Company issued 2,962,327 shares of Series B-3 Preferred Stock for aggregate gross proceeds of approximately $1,671,456. These issuances were made in private placements to accredited investors in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. No general solicitation or advertising was used.

Common Stock

In February 2025, the Company issued 642,686 shares of common stock upon the exercise of warrants for an aggregate purchase price of $51,415. These issuances were made in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

In January 2025, the Company issued a promissory note in the principal amount of $1,000,000 to a lender. The note incurs interest at a rate of 6% per annum and has a maturity date in February 2026. This issuance was made in a private placement in reliance on Section 4(a)(2) of the Securities Act.

Convertible Securities and SAFEs

Convertible Notes. From 2017 through 2021, the Company issued convertible promissory notes in multiple tranches for aggregate principal of approximately $10,500,000, consisting of $500,000 in 2017 (CN1), $1,500,000 in 2018 and 2019 (CN2), $2,000,000 in 2019 (CN3), and $7,000,000 in 2020 and 2021 (CN4). The notes were issued in private placements to accredited investors in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. Certain of these notes subsequently converted into shares of the Company’s preferred stock as reflected in the Company’s capitalization table.

SAFEs. In 2022, the Company entered into simple agreements for future equity (SAFEs) with investors for aggregate purchase amounts of approximately $1,650,000. These SAFEs subsequently converted into shares of the Company’s preferred stock. In February 2025, the Company issued an additional SAFE for $500,000 to an existing loan holder. These securities were issued in private placements to accredited investors in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

Warrants

In connection with the Company’s financing activities, the Company issued (i) warrants to purchase an aggregate of 1,328,185 shares of Series B-1 Preferred Stock in 2023, and (ii) common stock warrants to purchase an aggregate of 2,150,429 shares issued in connection with historical financing. These warrants were issued in private placements in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D to accredited investors and service providers, without general solicitation or advertising.

Equity Compensation

From 2022 through the date of this registration statement, the Company granted stock options and restricted stock units to employees, directors, consultants, and advisors covering an aggregate of 3,313,027 shares of common stock under the Company’s equity incentive plan, and reserved an additional 1,075,347 shares for future issuance. These grants were made in reliance on Rule 701 promulgated under the Securities Act and/or Section 4(a)(2). The Company also issued restricted stock awards and other compensatory equity awards under Rule 701. No commissions or remuneration were paid in connection with these compensatory grants.

General

Unless otherwise specified above, the offers, sales, and issuances of the securities described were made in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and/or Regulation D promulgated thereunder, as transactions not involving any public offering, or pursuant to Regulation Crowdfunding as noted. In each case, the purchasers represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, appropriate legends were affixed to the securities issued in these transactions, and all purchasers were either accredited investors or, where applicable, were offered disclosure reasonably sufficient to permit an informed investment decision.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

II-3

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

EXHIBIT INDEX

Exhibit No.	Exhibit Title
3.1*	Seventh Amended and Restated Certificate of Incorporation
3.2^	Bylaws
5.1**	Opinion of Winston & Strawn LLP
10.1*#	Promissory Note, dated as of January 30, 2024, by and between AMASS Brands Inc and Alchemi Project Inc.
10.2*#	Loan and Security Agreement, dated as of September 7, 2023, by and between Maison Thomas, LLC and Project Crush DTC Sub LLC and Merchant Factors Corp.
10.3*#	Promissory Note, dated as of April 12, 2024, by and between Resonant Subholdings Inc. and Half Church Holdings Pte. Ltd.
10.4*#	Promissory Note Amendment 1, dated as of February 14, 2025, by and between Resonant Subholdings Inc. and Half Church Holdings Pte. Ltd.
10.5*#	Promissory Note Amendment 2, dated as of February 26, 2025, by and between Resonant Subholdings Inc. and Half Church Holdings Pte. Ltd.
10.6*#	Asset Purchase Agreement, dated as of April 12, 2024, by and between AMASS Brands Inc and Resonant Subholdings Inc.
10.7^	Asset Purchase Agreement, dated as of December 7, 2022, by and between Project Crush Acquisition Corp, Winc. Inc., Lost Poet. LLC and BWSC, LLC
10.8^	Amended and Restated Asset Purchase Agreement, dated as of December 21, 2022, by and between Project Crush Acquisition Corp, Winc. Inc., Lost Poet. LLC and BWSC, LLC
10.9^	Second Amended and Restated Asset Purchase Agreement, dated as of January 17, 2023, by and between Project Crush Acquisition Corp, Winc. Inc., Lost Poet. LLC and BWSC, LLC
10.10^	Amendment to Second Amended and Restated Asset Purchase Agreement, dated as of January 21, 2023, by and between Project Crush Acquisition Corp, Winc. Inc., Winc Lost Poet. LLC and BWSC, LLC
10.11^	Disclosure Schedule to Second Amended and Restated Asset Purchase Agreement, dated as of January 17, 2023, by and between Project Crush Acquisition Corp LLC, Winc, Inc., Winc Lost Poet. LLC and BWSC, LLC
10.12*+	Asset Purchase Agreement, dated as of June 11, 2023, by and between Full Glass Wine Co., LLC, Full Glass - Winc, LLC, Project Crust Acquisition Corp LLC, and Project Crush DTC Sub
10.13*	Amendment to Asset Purchase Agreement, dated as of June 11, 2023, by and between Full Glass Wine Co., LLC, Full Glass - Winc, LLC, Project Crust Acquisition Corp LLC, and Project Crush DTC Sub
10.14^	Second Amendment to Asset Purchase Agreement, dated as of June 11, 2023, by and between Full Glass Wine Co., LLC, Full Glass - Winc, LLC, Project Crust Acquisition Corp LLC, and Project Crush DTC Sub
10.15^	Disclosure Schedule to Asset Purchase Agreement, dated as of June 11, 2023, by and between Full Glass Wine Co., LLC, Full Glass - Winc, LLC, Project Crust Acquisition Corp LLC, and Project Crush DTC Sub
10.16*#	Amended and Restated Secured Promissory Note, dated as of February 29, 2024, by and between Full Glass - Winc, LLC and AMASS Brands Inc.
10.17^	Restatement Agreement, dated as of February 29, 2024, by and between Full Glass Wine Co., LLC, Full Glass - WInc, LLC, Louis A. Amoroso, Project Crush Acquisition Corp LLC, Project Crush DTC Sub, LLC, and AMASS Brands Inc.
10.18^	Multi-Year Wine Purchase Agreement, dated as of February 29, 2024, by and between AMASS Brands Inc and Full Glass - Licensing LLC
10.19*#	Second Amended and Restated Promissory Note, dated as of October 23, 2024, by and between Full Glass - Winc, LLC and AMASS Brands Inc.
10.20*+	Unit Purchase Agreement, dated as of September 19, 2024, by and between AMASS Brands, Inc, 222 Spirits Holdco, LLC, and The Adhati Trust and JAJC Investments LLC
10.21*	Standard Industrial/Commercial Multi-Tenant Lease, dated as of May 15, 2019, by and between BWSC, LLC and CBC Joint Venture Partners
10.22*	First Amendment to Standard Industrial/Commercial Multi-Tenant Lease, dated as of September 10, 2020, by and between BWSC, LLC and Columbia Business Center Partners L.P.
10.23^	Second Amendment to Standard Industrial/Commercial Multi-Tenant Lease, dated as of March 20, 2021, by and between BWSC, LLC and Columbia Business Center Partners L.P.
10.24*	Third Amendment to Standard Industrial/Commercial Multi-Tenant Lease, dated as of August 20, 2021, by and between BWSC, LLC and Columbia Business Center Partners L.P.
10.25*	Forth Amendment to Standard Industrial/Commercial Multi-Tenant Lease, dated as of March 29, 2024, by and between BWSC, LLC and Columbia Business Center Partners L.P.
10.26^	Amended and Restated First Amendment to Industrial Lease Agreement, dated as of February 3, 2023, by and between VV1515 LLC and AMASS Brands Inc.
10.27^	Confidential Lease Termination, Settlement Agreement and Release, dated as of March 20, 2025, by and between VV1515 LLC and AMASS Brands Inc.
10.28*#†	Warehouse and Logistics Services Agreement, dated as of July 31, 2024, by and between [***] and Maison Thomas
10.29*#†	[***] Services Agreement, dated as of April 7, 2025, by and between [***] and AMASS Brands Inc.
10.30*#†	Summer Water Bulk Wine Agreement, dated as of August 29, 2024, by and between [***] and Summer Water, Inc.
10.31*#†	Custom Storage and Bottling Agreement, dated as of January 24, 2025, by and between [***] and Summer Water, Inc.
10.32*#†	Wine Purchase Agreement, dated as of February 3, 2022, by and between BWSC, LLC and [***]
10.33*#†	Wine Purchase Agreement, dated as of March 12, 2022, by and between BWSC, LLC and [***]
10.34^+	A&R Investors_ Rights Agreement
10.35*	2026 Omnibus Incentive Plan
10.36^	Form of Stock Option Award Agreement
10.37^	Form of RSU Award Agreement
10.38*	Employee Unsecured Credit Facility, dated as of January 1, 2022, by and between Mark Thomas Lynn and AMASS Brands Inc.
10.39^	Form of Indemnification Agreement
10.40^#	Senior Secured Note, dated as of January 23, 2023, by and between AMASS Brands Inc and Nitehous, LLC
10.41^	Amendment to the Senior Secured Note, dated as of January 23, 2023, by and between AMASS Brands Inc and Nitehous, LLC
10.42^	Employment Agreement, Erin K. Green
10.43^	Employment Agreement, Zachary Ament
10.44^	Employment Agreement, Mark T. Lynn
10.45^+	A&R ROFR and Co-Sale Agreement
10.46^+	A&R Voting Agreement
10.47*	AMASS Brands Inc 2016 Stock Plan
14.1^	Code of Ethics
21.1^	List of Subsidiaries
23.1**	Consent of dbbmckennon
23.2**	Consent of Winston & Strawn LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page)
99.1*	Audit Committee Charter
99.2^	Nominating and Corporate Governance Committee Charter
99.3^	Compensation Committee Charter
107**	Filing Fee Table

^	Previously filed.
*	Filed or furnished herewith.
**	To be filed by amendment.
+	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish copies of such schedules and exhibits to the SEC upon request.
#	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
†	Certain portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Such information is marked by [***]. The registrant hereby undertakes to furnish supplementally an unredacted copy of such exhibit to the SEC upon request.

Financial Statement Schedule.

All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

II-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [●], on [●], 2026.

AMASS BRANDS, INC

By:
Mark T. Lynn
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Lynn and Zachary Ament, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director	[●], 2026
Mark T. Lynn	(Principal Executive Officer)

	Chief Financial Officer	[●], 2026
Zachary Ament	(Principal Financial and Accounting Officer)

	Chief Operating Officer	[●], 2026
Erin K. Green	Director

	Director	[●], 2026
Christopher Bridges

	Director	[●], 2026
Edoardo Piscopo Di Ciccolini

	Director	[●], 2026
Jed MacArthur